# COUGAR OIL AND GAS CANADA INC.

## RESERVES ASSESSMENT AND EVALUATION OF CANADIAN OIL AND GAS PROPERTIES

## CORPORATE SUMMARY

**Effective July 31, 2010**

**1100533**

CORPORATE SUMMARY - REVISED 2010-10-20 TO REPLACE CONSTANT PRICING SE...

TABLE OF CONTENTS

| | Page |
|---|---|
| COVERING LETTER | 3 |
| INDEPENDENT PETROLEUM CONSULTANTS' CONSENT | 4 |
| INTRODUCTION | 5 |
| SUMMARY | 8 |
| RESERVES DEFINITIONS | 31 |
| EVALUATION PROCEDURE | 35 |
| PRODUCT PRICE AND MARKET FORECASTS | 41 |
| CONSTANT PRICE ANALYSIS | 44 |
| SECURITIES REPORTING | 54 |
| AFTER TAX ANALYSIS | 79 |
| APPENDIX I<br>Certificates of Qualification | 96 |

# GLJ Petroleum Consultants

September 10, 2010

Project 1100533

Mr. Glenn Watt
**Cougar Oil and Gas Canada Inc.**
405, 505 – 8th Avenue S.W.
Calgary, Alberta T2P 1G2

Dear Sir:

**Re: Cougar Oil and Gas Canada Inc.**
Corporate Evaluation
**Effective July 31, 2010**

GLJ Petroleum Consultants (GLJ) has completed an independent reserves assessment and evaluation of the oil and gas properties of Cougar Oil and Gas Canada Inc. (the "Company"). The effective date of this evaluation is July 31, 2010.

This report has been prepared for the Company for the purpose of annual disclosure and other financial requirements. This evaluation has been prepared in accordance with reserves definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook.

It was GLJ's primary mandate in this evaluation to provide an independent evaluation of the oil and gas reserves of the Company in aggregate. Accordingly it may not be appropriate to extract individual property or entity estimates for other purposes.

It is trusted that this evaluation meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.

Yours very truly,

**GLJ PETROLEUM CONSULTANTS LTD.**

*"ORIGINALLY SIGNED BY"*

Bruce E. Madu, P. Eng.
Manager, Engineering

BEM/jem
Attachments

## INDEPENDENT PETROLEUM CONSULTANTS' CONSENT

The undersigned firm of Independent Petroleum Consultants of Calgary, Alberta, Canada has prepared an independent evaluation of the **Cougar Oil and Gas Canada Inc.** Canadian oil and gas properties and hereby gives consent to the use of its name and to the said estimates. The effective date of the evaluation is **July 31, 2010.**

In the course of the evaluation, Cougar Oil and Gas Canada Inc. provided GLJ Petroleum Consultants Ltd. personnel with basic information which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from GLJ Petroleum Consultants Ltd. nonconfidential files. Cougar Oil and Gas Canada Inc. has provided a representation letter confirming that all information provided to GLJ Petroleum Consultants Ltd. is correct and complete to the best of its knowledge. Procedures recommended in the Canadian Oil and Gas Evaluation (COGE) Handbook to verify certain interests and financial information were applied in this evaluation. In applying these procedures and tests, nothing came to GLJ Petroleum Consultants Ltd.'s attention that would suggest that information provided by Cougar Oil and Gas Canada Inc. was not complete and accurate. GLJ Petroleum Consultants Ltd. reserves the right to review all calculations referred to or included in this report and to revise the estimates in light of erroneous data supplied or information existing but not made available which becomes known subsequent to the preparation of this report.

The accuracy of any reserves and production estimate is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserves and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may, in future, differ materially from the forecasts utilized herein. Present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

**PERMIT TO PRACTICE**
GLJ PETROLEUM CONSULTANTS LTD.

Signature: ORIGINALLY SIGNED BY DOUG R. SUTTON

Date: September 10, 2010

**PERMIT NUMBER: P 2066**
The Association of Professional Engineers, Geologists and Geophysicists of Alberta

ORIGINALLY SIGNED BY
DANA B. LAUSTSEN
GLJ Petroleum Consultants Ltd.

# INTRODUCTION

GLJ Petroleum Consultants (GLJ) was commissioned by Cougar Oil and Gas Canada Inc. (the "Company") to prepare an independent evaluation of its oil and gas reserves effective July 31, 2010. The locations of all properties are indicated on the attached index map.

The evaluation was initiated in August 2010 and completed by September 2010. Estimates of reserves and projections of production were generally prepared using well information and production data available from public sources to approximately June 30, 2010. The Company provided land, accounting data and other technical information not available in the public domain to approximately July 31, 2010. In certain instances, the Company also provided recent engineering, geological and other information up to July 31, 2010. The Company has confirmed that, to the best of its knowledge, all information provided to GLJ is correct and complete as of the effective date.

This evaluation has been prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook. The reserves definitions used in preparing this report (included herein under "Reserves Definitions") are those contained in the COGE Handbook and the Canadian Securities Administrators National Instrument 51-101 (NI 51-101).

The evaluation was conducted on the basis of the GLJ July 1, 2010 Price Forecast which is summarized in the Product Price and Market Forecasts section of this report.

Tables summarizing production, royalties, costs, revenue projections, reserves and present value estimates for various reserves categories for individual properties and the Company total are provided in the tabbed sections of this Summary Report.

The Evaluation Procedure section outlines general procedures used in preparing this evaluation. The individual property reports, provided under separate cover, provide additional evaluation details. The following summarizes evaluation matters that have been included/excluded in cash flow projections:

- processing income has been included as "Other Income",
- in accordance with NI 51-101, the effect on projected revenues of the Company's financial hedging activity has not been included,

- provisions for the abandonment of all of the Company's wells to which reserves have been attributed have been included; all other abandonment and reclamation costs have not been included,
- general and administrative (G&A) costs and overhead recovery have not been included,
- undeveloped land values have not been included.

A constant price analysis was performed by rerunning the evaluation database using prices based on the average of the first day posted prices in each of the 12 months of the Company's fiscal year with no cost escalations.

A summary of reference prices and resulting reserves data under the constant pricing scenario are provided in the "Constant Price Analysis" section.

The "Securities Reporting" section of this report provides reserves data in a format that is consistent with the disclosure requirements set out in NI 51-101.

Economic forecasts are provided on an after tax basis including tax pools provided by the Company in the "After Tax Analysis" section.

Map 1
## Index Map
## Property Locations

Company: Cougar Oil and Gas Canada Inc.
Property: Alberta

Effective Date: July 31, 2010
Scale: 1:6,500,000 s1100533/indm01



W6M
W5M
W4M
WOOD
BUFFALO
NATIONAL
PARK
ALBERTA
Trout - Mistahiya
Trout - Sword
Alexander
Crossfield
W5M
W4M

# SUMMARY

## TABLE OF CONTENTS

| | | Page |
|---|---|---|
| **LIST OF TABLES** | | |
| Table 1 | Summary of Reserves and Values | **9** |
| Table 2 | Company Production, Reserves and Present Value Summary | **10** |
| **LIST OF DRAWINGS** | | |
| Drawing 1 | Historical and Forecast Company Interest Oil Equivalent Production | **11** |
| Drawing 2 | Historical and Forecast Company Interest Oil Production | **12** |
| **PROVED RESERVES FORECASTS** | | **13** |
| **PROBABLE AND PROVED PLUS PROBABLE RESERVES FORECASTS** | | **24** |

Table 1

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Various |
| Property: | Corporate | Development Class: | Classifications |
| Description: | Properties | Pricing: | GLJ (2010-07) |
| | | Effective Date: | July 31, 2010 |

## Summary of Reserves and Values

| | Proved Producing | Proved Developed Non-producing | Proved Undeveloped | Total Proved | Total Probable | Total Proved Plus Probable |
|---|---|---|---|---|---|---|
| **MARKETABLE RESERVES** | | | | | | |
| **Light/Medium Oil (Mbbl)** | | | | | | |
| Total Company Interest | 231 | 67 | 0 | 299 | 143 | 442 |
| Working Interest | 231 | 67 | 0 | 298 | 143 | 442 |
| Net After Royalty | 193 | 61 | 0 | 254 | 124 | 378 |
| **Heavy Oil (Mbbl)** | | | | | | |
| Total Company Interest | 28 | 0 | 0 | 28 | 7 | 35 |
| Working Interest | 28 | 0 | 0 | 28 | 7 | 35 |
| Net After Royalty | 24 | 0 | 0 | 24 | 5 | 30 |
| **Oil Equivalent (Mbbl)** | | | | | | |
| Total Company Interest | 259 | 67 | 0 | 326 | 151 | 477 |
| Working Interest | 259 | 67 | 0 | 326 | 151 | 477 |
| Net After Royalty | 217 | 61 | 0 | 278 | 129 | 407 |
| **BEFORE TAX PRESENT VALUE (M$)** | | | | | | |
| 0% | 7,156 | 923 | 0 | 8,080 | 4,532 | 12,612 |
| 5% | 6,451 | 855 | 0 | 7,306 | 3,928 | 11,235 |
| 8% | 6,093 | 817 | 0 | 6,911 | 3,632 | 10,542 |
| 10% | 5,877 | 794 | 0 | 6,670 | 3,456 | 10,127 |
| 12% | 5,676 | 771 | 0 | 6,447 | 3,296 | 9,743 |
| 15% | 5,402 | 738 | 0 | 6,140 | 3,081 | 9,221 |
| 20% | 5,003 | 688 | 0 | 5,692 | 2,778 | 8,469 |
| **FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)** | | | | | | |
| 2010 (5 Months) | 1,013 | -254 | 0 | 759 | 48 | 807 |
| 2011 | 1,968 | 699 | 0 | 2,666 | 1,245 | 3,911 |
| 2012 | 1,467 | 419 | 0 | 1,887 | 939 | 2,826 |
| 2013 | 1,031 | 124 | 0 | 1,155 | 731 | 1,886 |
| 2014 | 835 | -9 | 0 | 826 | 382 | 1,208 |
| 2015 | 490 | -68 | 0 | 422 | 495 | 917 |

| BOE Factors: | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | HVY OIL | 1.0 | RES GAS | 6.0 | PROPANE | 1.0 | ETHANE | 1.0 |
| | COND | 1.0 | SLN GAS | 6.0 | BUTANE | 1.0 | SULPHUR | 0.0 |

Table 2

| | | | |
|---|---|---|---|
| Company: | **Cougar Oil and Gas Canada Inc.** | Reserve Class: | **Various** |
| Property: | **Corporate** | Development Class: | **Classifications** |
| Description: | **Properties** | Pricing: | **GLJ (2010-07)** |
| | | Effective Date: | **July 31, 2010** |

## Company Production, Reserves and Present Value Summary

| Entity Description | 2010 Company Interest Prod'n Gas Mcf/days | Oil bbl/days | NGL bbl/days | Oil Eq. boe/days | Company Interest Reserves Gas MMcf | Oil Mbbl | NGL Mbbl | Sulphur Mlt | Oil Eq. Mboe | Net After Royalty Reserves Gas MMcf | Oil Mbbl | NGL Mbbl | Sulphur Mlt | Oil Eq. Mboe | Reserve Life Index yrs | Before Income Tax Discounted Present Value (M$) 0% | 8% | 10% | 12% |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Proved Producing | 0 | 208 | 0 | 208 | 0 | 259 | 0 | 0 | 259 | 0 | 217 | 0 | 0 | 217 | 3.4 | 7,156 | 6,093 | 5,877 | 5,676 |
| Proved Developed Nonproducing | 0 | 50 | 0 | 50 | 0 | 67 | 0 | 0 | 67 | 0 | 61 | 0 | 0 | 61 | 3.7 | 923 | 817 | 794 | 771 |
| Proved Undeveloped | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0.0 | 0 | 0 | 0 | 0 |
| Total Proved | 0 | 258 | 0 | 258 | 0 | 326 | 0 | 0 | 326 | 0 | 278 | 0 | 0 | 278 | 3.5 | 8,080 | 6,911 | 6,670 | 6,447 |
| Probable Producing | 0 | 10 | 0 | 10 | 0 | 77 | 0 | 0 | 77 | 0 | 64 | 0 | 0 | 64 | 20.9 | 1,780 | 1,249 | 1,153 | 1,067 |
| Probable Developed Nonproducing | 0 | 50 | 0 | 50 | 0 | 74 | 0 | 0 | 74 | 0 | 65 | 0 | 0 | 65 | 4.1 | 2,752 | 2,382 | 2,304 | 2,230 |
| Probable Undeveloped | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0.0 | 0 | 0 | 0 | 0 |
| Total Probable | 0 | 60 | 0 | 60 | 0 | 151 | 0 | 0 | 151 | 0 | 129 | 0 | 0 | 129 | 6.9 | 4,532 | 3,632 | 3,456 | 3,296 |
| Proved Plus Probable Producing | 0 | 218 | 0 | 218 | 0 | 336 | 0 | 0 | 336 | 0 | 282 | 0 | 0 | 282 | 4.2 | 8,937 | 7,343 | 7,030 | 6,743 |
| Proved Plus Probable Developed Nonproducing | 0 | 100 | 0 | 100 | 0 | 141 | 0 | 0 | 141 | 0 | 125 | 0 | 0 | 125 | 3.9 | 3,675 | 3,200 | 3,097 | 3,001 |
| Proved Plus Probable Undeveloped | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0.0 | 0 | 0 | 0 | 0 |
| Total Proved Plus Probable | 0 | 318 | 0 | 318 | 0 | 477 | 0 | 0 | 477 | 0 | 407 | 0 | 0 | 407 | 4.1 | 12,612 | 10,542 | 10,127 | 9,743 |

## Reserves Characterization
### Percentage of Total Company Interest BOE Reserves

Product Types



HvyOil(7%)
L&MOil(93%)

Reserves Classifications



PbPrd(16%)
Pb DevNPrd(16%)
Pr Prd(54%)
Pr DevNPrd(14%)

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| BOE Factors: HVYOIL | 1.0 | RES GAS | 6.0 | PROPANE | 1.0 | ETHANE | 1.0 |
| COND | 1.0 | SLN GAS | 6.0 | BUTANE | 1.0 | SULPHUR | 0.0 |

# Historical and Forecast Production

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Pricing: | GLJ (2010-07) |
| Property: | Corporate | Effective Date: | July 31, 2010 |
| Description: | Properties | | |

Company Interest Oil Equivalent


Legend
A Proved Producing
C Total Proved
I Total Proved Plus Probable
Year

Company Interest Oil Equivalent


Legend
A Proved Producing
C Total Proved
I Total Proved Plus Probable
Year

*Note: Historical company interest production is based on current interests in the evaluated reserves entities applied to reported actual gross base production. Consequently, company actuals may differ from the history shown due to changes in ownership.

Drawing 1

## Historical and Forecast Production

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Pricing: | GLJ (2010-07) |
| Property: | Corporate | Effective Date: | July 31, 2010 |
| Description: | Properties | | |

### Company Interest Oil



Legend
A Proved Producing
C Total Proved
I Total Proved Plus Probable
Oil Production (bbl/days)
0
50
100
150
200
250
300
350
400
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Year

Drawing 2

*Note: Historical company interest production is based on current interests in the evaluated reserves entities applied to reported actual gross lease production. Consequently, company actuals may differ from the history shown due to changes in ownership.

Company Interest Oil
1100533 / Oct. 20, 2010

GLJ Petroleum Consultants

## PROVED RESERVES FORECASTS

## TABLE OF CONTENTS

| | Page |
|---|---|
| **SUMMARY OF RESERVES AND VALUES** | **14** |
| **COMPANY PRODUCTION, RESERVES AND PRESENT VALUE SUMMARY** | **15** |
| **ECONOMIC FORECASTS** | |
| Proved Producing | **16** |
| Proved Developed Nonproducing | **18** |
| Total Proved Nonproducing | **20** |
| Total Proved | **22** |

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Various |
| Property: | Corporate | Development Class: | Classifications |
| Description: | Properties | Pricing: | GLJ (2010-07) |
| | | Effective Date: | July 31, 2010 |

# Summary of Reserves and Values

| | Proved Producing | Proved Developed Non-producing | Proved Undeveloped | Total Proved Non-producing | Total Proved |
|---|---|---|---|---|---|
| **MARKETABLE RESERVES** | | | | | |
| **Light/Medium Oil (Mbbl)** | | | | | |
| Total Company Interest | 231 | 67 | 0 | 67 | 299 |
| Working Interest | 231 | 67 | 0 | 67 | 298 |
| Net After Royalty | 193 | 61 | 0 | 61 | 254 |
| **Heavy Oil (Mbbl)** | | | | | |
| Total Company Interest | 28 | 0 | 0 | 0 | 28 |
| Working Interest | 28 | 0 | 0 | 0 | 28 |
| Net After Royalty | 24 | 0 | 0 | 0 | 24 |
| **Oil Equivalent (Mbbl)** | | | | | |
| Total Company Interest | 259 | 67 | 0 | 67 | 326 |
| Working Interest | 259 | 67 | 0 | 67 | 326 |
| Net After Royalty | 217 | 61 | 0 | 61 | 278 |
| **BEFORE TAX PRESENT VALUE (M$)** | | | | | |
| 0% | 7,156 | 923 | 0 | 923 | 8,080 |
| 5% | 6,451 | 855 | 0 | 855 | 7,306 |
| 8% | 6,093 | 817 | 0 | 817 | 6,911 |
| 10% | 5,877 | 794 | 0 | 794 | 6,670 |
| 12% | 5,676 | 771 | 0 | 771 | 6,447 |
| 15% | 5,402 | 738 | 0 | 738 | 6,140 |
| 20% | 5,003 | 688 | 0 | 688 | 5,692 |
| **FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)** | | | | | |
| 2010 (5 Months) | 1,013 | -254 | 0 | -254 | 759 |
| 2011 | 1,968 | 699 | 0 | 699 | 2,666 |
| 2012 | 1,467 | 419 | 0 | 419 | 1,887 |
| 2013 | 1,031 | 124 | 0 | 124 | 1,155 |
| 2014 | 835 | -9 | 0 | -9 | 826 |
| 2015 | 490 | -68 | 0 | -68 | 422 |

| BOE Factors: | HVY OIL 1.0 | RES GAS 6.0 | PROPANE 1.0 | ETHANE 1.0 |
|---|---|---|---|---|
| | COND 1.0 | SLN GAS 6.0 | BUTANE 1.0 | SULPHUR 0.0 |

| | | | |
|---|---|---|---|
| Company: | **Cougar Oil and Gas Canada Inc.** | Reserve Class: | **Various** |
| Property: | **Corporate** | Development Class: | **Classifications** |
| Description: | **Properties** | Pricing: | **GLJ (2010-07)** |
| | | Effective Date: | **July 31, 2010** |

## Company Production, Reserves and Present Value Summary

| Entity Description | 2010 Company Interest Prod'n | | | | Company Interest Reserves | | | | | Net After Royalty Reserves | | | | | Reserve Life Index | Before Income Tax Discounted Present Value (M$) | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Gas Mcf/days | Oil bbl/days | NGL bbl/days | Oil Eq. boe/days | Gas MMcf | Oil Mbbl | NGL Mbbl | Sulphur Mlt | Oil Eq. Mboe | Gas MMcf | Oil Mbbl | NGL Mbbl | Sulphur Mlt | Oil Eq. Mboe | yrs | 0% | 8% | 10% | 12% |
| ***Proved Producing*** | | | | | | | | | | | | | | | | | | | |
| Alexander | 0 | 27 | 0 | 27 | 0 | 28 | 0 | 0 | 28 | 0 | 24 | 0 | 0 | 24 | 2.8 | 294 | 257 | 249 | 242 |
| Crossfield | 0 | 2 | 0 | 2 | 0 | 6 | 0 | 0 | 6 | 0 | 5 | 0 | 0 | 5 | 7.9 | 181 | 141 | 134 | 127 |
| Trout - Mistahiya | 0 | 12 | 0 | 12 | 0 | 18 | 0 | 0 | 18 | 0 | 17 | 0 | 0 | 17 | 4.2 | 550 | 469 | 452 | 437 |
| Trout - Sword | 0 | 167 | 0 | 167 | 0 | 207 | 0 | 0 | 207 | 0 | 171 | 0 | 0 | 171 | 3.4 | 6,132 | 5,226 | 5,041 | 4,871 |
| **Total: Proved Producing** | **0** | **208** | **0** | **208** | **0** | **259** | **0** | **0** | **259** | **0** | **217** | **0** | **0** | **217** | **3.4** | **7,156** | **6,093** | **5,877** | **5,676** |
| ***Total Proved*** | | | | | | | | | | | | | | | | | | | |
| Alexander | 0 | 27 | 0 | 27 | 0 | 28 | 0 | 0 | 28 | 0 | 24 | 0 | 0 | 24 | 2.8 | 294 | 257 | 249 | 242 |
| Crossfield | 0 | 2 | 0 | 2 | 0 | 6 | 0 | 0 | 6 | 0 | 5 | 0 | 0 | 5 | 7.9 | 181 | 141 | 134 | 127 |
| Trout - Mistahiya | 0 | 12 | 0 | 12 | 0 | 18 | 0 | 0 | 18 | 0 | 17 | 0 | 0 | 17 | 4.2 | 550 | 469 | 452 | 437 |
| Trout - Sword | 0 | 217 | 0 | 217 | 0 | 274 | 0 | 0 | 274 | 0 | 231 | 0 | 0 | 231 | 3.5 | 7,055 | 6,043 | 5,835 | 5,642 |
| **Total: Total Proved** | **0** | **258** | **0** | **258** | **0** | **326** | **0** | **0** | **326** | **0** | **278** | **0** | **0** | **278** | **3.5** | **8,080** | **6,911** | **6,670** | **6,447** |
| ***Proved Plus Probable Producing*** | | | | | | | | | | | | | | | | | | | |
| Alexander | 0 | 34 | 0 | 34 | 0 | 35 | 0 | 0 | 35 | 0 | 30 | 0 | 0 | 30 | 2.8 | 355 | 305 | 294 | 285 |
| Crossfield | 0 | 2 | 0 | 2 | 0 | 8 | 0 | 0 | 8 | 0 | 7 | 0 | 0 | 7 | 9.7 | 235 | 171 | 159 | 149 |
| Trout - Mistahiya | 0 | 12 | 0 | 12 | 0 | 23 | 0 | 0 | 23 | 0 | 22 | 0 | 0 | 22 | 5.3 | 723 | 589 | 562 | 538 |
| Trout - Sword | 0 | 170 | 0 | 170 | 0 | 269 | 0 | 0 | 269 | 0 | 223 | 0 | 0 | 223 | 4.3 | 7,624 | 6,278 | 6,013 | 5,771 |
| **Total: Proved Plus Probable Producing** | **0** | **218** | **0** | **218** | **0** | **336** | **0** | **0** | **336** | **0** | **282** | **0** | **0** | **282** | **4.2** | **8,937** | **7,343** | **7,030** | **6,743** |
| ***Total Proved Plus Probable*** | | | | | | | | | | | | | | | | | | | |
| Alexander | 0 | 34 | 0 | 34 | 0 | 35 | 0 | 0 | 35 | 0 | 30 | 0 | 0 | 30 | 2.8 | 355 | 305 | 294 | 285 |
| Crossfield | 0 | 2 | 0 | 2 | 0 | 8 | 0 | 0 | 8 | 0 | 7 | 0 | 0 | 7 | 9.7 | 235 | 171 | 159 | 149 |
| Trout - Mistahiya | 0 | 25 | 0 | 25 | 0 | 34 | 0 | 0 | 34 | 0 | 31 | 0 | 0 | 31 | 3.8 | 914 | 757 | 726 | 696 |
| Trout - Sword | 0 | 257 | 0 | 257 | 0 | 400 | 0 | 0 | 400 | 0 | 340 | 0 | 0 | 340 | 4.3 | 11,108 | 9,309 | 8,948 | 8,613 |
| **Total: Total Proved Plus Probable** | **0** | **318** | **0** | **318** | **0** | **477** | **0** | **0** | **477** | **0** | **407** | **0** | **0** | **407** | **4.1** | **12,612** | **10,542** | **10,127** | **9,743** |

| BOE Factors: | | | | | | | |
|---|---|---|---|---|---|---|---|
| HVY OIL | 1.0 | RES GAS | 6.0 | PROPANE | 1.0 | ETHANE | 1.0 |
| COND | 1.0 | SLN GAS | 6.0 | BUTANE | 1.0 | SULPHUR | 0.0 |

| | | | |
|---|---|---|---|
| Company: | **Cougar Oil and Gas Canada Inc.** | Reserve Class: | **Proved** |
| Property: | **Corporate** | Development Class: | **Producing** |
| Description: | **Properties** | Pricing: | **GLJ (2010-07)** |
| | | Effective Date: | **July 31, 2010** |

# Economic Forecast

## PRODUCTION FORECAST

| | | Light/Medium Oil Production | | | | Heavy Oil Production | | | | Total Oil Production | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Company Oil Wells | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl |
| 2010 | 10 | 181 | 28 | 21 | 79.09 | 27 | 4 | 3 | 53.15 | 208 | 32 | 24 | 75.70 |
| 2011 | 10 | 144 | 53 | 42 | 82.24 | 22 | 8 | 6 | 53.94 | 166 | 61 | 48 | 78.55 |
| 2012 | 10 | 110 | 40 | 33 | 85.39 | 16 | 6 | 5 | 54.03 | 126 | 46 | 38 | 81.47 |
| 2013 | 10 | 86 | 32 | 27 | 88.55 | 11 | 4 | 4 | 53.96 | 98 | 36 | 31 | 84.50 |
| 2014 | 10 | 69 | 25 | 22 | 91.70 | 8 | 3 | 3 | 56.22 | 77 | 28 | 25 | 87.88 |
| 2015 | 10 | 54 | 20 | 18 | 93.63 | 6 | 2 | 2 | 57.60 | 60 | 22 | 20 | 89.99 |
| 2016 | 9 | 42 | 15 | 14 | 95.59 | 1 | 0 | 0 | 59.02 | 43 | 16 | 14 | 94.45 |
| 2017 | 6 | 29 | 10 | 9 | 97.58 | 0 | 0 | 0 | 0.00 | 29 | 10 | 9 | 97.58 |
| 2018 | 6 | 20 | 7 | 7 | 99.61 | 0 | 0 | 0 | 0.00 | 20 | 7 | 7 | 99.61 |
| 2019 | 1 | 1 | 0 | 0 | 99.83 | 0 | 0 | 0 | 0.00 | 1 | 0 | 0 | 99.83 |
| 2020 | 1 | 1 | 0 | 0 | 101.95 | 0 | 0 | 0 | 0.00 | 1 | 0 | 0 | 101.95 |
| 2021 | 1 | 1 | 0 | 0 | 104.11 | 0 | 0 | 0 | 0.00 | 1 | 0 | 0 | 104.11 |
| **Tot.** | | | **231** | **193** | **87.50** | | **28** | **24** | **54.48** | | **259** | **217** | **83.97** |

| | Total Oil Equiv. Production | | | |
|---|---|---|---|---|
| Year | Company Daily boe/days | Company Yearly Mboe | Net Yearly Mboe | Price $/boe |
| 2010 | 208 | 32 | 24 | 75.70 |
| 2011 | 166 | 61 | 48 | 78.55 |
| 2012 | 126 | 46 | 38 | 81.47 |
| 2013 | 98 | 36 | 31 | 84.50 |
| 2014 | 77 | 28 | 25 | 87.88 |
| 2015 | 60 | 22 | 20 | 89.99 |
| 2016 | 43 | 16 | 14 | 94.45 |
| 2017 | 29 | 10 | 9 | 97.58 |
| 2018 | 20 | 7 | 7 | 99.61 |
| 2019 | 1 | 0 | 0 | 99.83 |
| 2020 | 1 | 0 | 0 | 101.95 |
| 2021 | 1 | 0 | 0 | 104.11 |
| **Tot.** | | **259** | **217** | **83.97** |

## REVENUE AND EXPENSE FORECAST

| | Revenue Before Burdens | | | | | | Royalty Burdens Pre-Processing | | Gas Processing Allowance | | Total Royalty After Process. | Net Revenue After Royalty | Operating Expenses | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Working Interest | | | | Royalty Interest | Company Interest | | | | | | | | | |
| Year | Oil M$ | Gas M$ | NGL+Sul M$ | Total M$ | Total M$ | Total M$ | Crown M$ | Other M$ | Crown M$ | Other M$ | M$ | M$ | Fixed M$ | Variable M$ | Total M$ |
| 2010 | 2,394 | 0 | 0 | 2,394 | 3 | 2,396 | 577 | 3 | 0 | 0 | 580 | 1,816 | 451 | 379 | 831 |
| 2011 | 4,756 | 0 | 0 | 4,756 | 4 | 4,761 | 993 | 8 | 0 | 0 | 1,000 | 3,761 | 1,102 | 742 | 1,844 |
| 2012 | 3,752 | 0 | 0 | 3,752 | 2 | 3,754 | 623 | 7 | 0 | 0 | 630 | 3,124 | 1,123 | 573 | 1,696 |
| 2013 | 3,021 | 0 | 0 | 3,021 | 0 | 3,021 | 413 | 7 | 0 | 0 | 420 | 2,601 | 1,151 | 448 | 1,600 |
| 2014 | 2,485 | 0 | 0 | 2,485 | 0 | 2,485 | 291 | 7 | 0 | 0 | 298 | 2,187 | 1,020 | 357 | 1,376 |
| 2015 | 1,978 | 0 | 0 | 1,978 | 0 | 1,978 | 194 | 7 | 0 | 0 | 200 | 1,778 | 985 | 280 | 1,265 |
| 2016 | 1,477 | 0 | 0 | 1,477 | 0 | 1,477 | 134 | 6 | 0 | 0 | 140 | 1,337 | 887 | 180 | 1,067 |
| 2017 | 1,019 | 0 | 0 | 1,019 | 0 | 1,019 | 91 | 6 | 0 | 0 | 96 | 922 | 608 | 116 | 724 |
| 2018 | 739 | 0 | 0 | 739 | 0 | 739 | 64 | 6 | 0 | 0 | 69 | 670 | 511 | 77 | 587 |
| 2019 | 43 | 0 | 0 | 43 | 0 | 43 | 0 | 5 | 0 | 0 | 5 | 38 | 24 | 2 | 26 |
| 2020 | 41 | 0 | 0 | 41 | 0 | 41 | 0 | 5 | 0 | 0 | 5 | 36 | 25 | 2 | 27 |
| 2021 | 33 | 0 | 0 | 33 | 0 | 33 | 0 | 4 | 0 | 0 | 4 | 29 | 21 | 1 | 23 |
| **Tot.** | **21,738** | **0** | **0** | **21,738** | **9** | **21,748** | **3,378** | **71** | **0** | **0** | **3,448** | **18,299** | **7,909** | **3,157** | **11,066** |
| Disc | 16,829 | 0 | 0 | 16,829 | 8 | 16,837 | 2,781 | 45 | 0 | 0 | 2,826 | 14,011 | 5,665 | 2,490 | 8,155 |

| Year | Mineral Tax M$ | Capital Tax M$ | NPI Burden M$ | Net Prod'n Revenue M$ | Other Income M$ | Aband. Costs M$ | Oper. Income M$ | Net Capital Investment: Dev. M$ | Plant M$ | Tang. M$ | Total M$ | Before Tax Cash Flow: Annual M$ | Cum. M$ | 10.0% Dcf M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2010 | 0 | 0 | 0 | 986 | 27 | 0 | 1,013 | 0 | 0 | 0 | 0 | 1,013 | 1,013 | 993 |
| 2011 | 0 | 0 | 0 | 1,917 | 51 | 0 | 1,968 | 0 | 0 | 0 | 0 | 1,968 | 2,981 | 2,796 |
| 2012 | 0 | 0 | 0 | 1,428 | 39 | 0 | 1,467 | 0 | 0 | 0 | 0 | 1,467 | 4,448 | 4,018 |
| 2013 | 0 | 0 | 0 | 1,001 | 30 | 0 | 1,031 | 0 | 0 | 0 | 0 | 1,031 | 5,479 | 4,799 |
| 2014 | 0 | 0 | 0 | 811 | 24 | 0 | 835 | 0 | 0 | 0 | 0 | 835 | 6,314 | 5,374 |
| 2015 | 0 | 0 | 0 | 512 | 18 | 41 | 490 | 0 | 0 | 0 | 0 | 490 | 6,803 | 5,680 |
| 2016 | 0 | 0 | 0 | 270 | 14 | 93 | 192 | 0 | 0 | 0 | 0 | 192 | 6,995 | 5,789 |
| 2017 | 0 | 0 | 0 | 198 | 10 | 0 | 208 | 0 | 0 | 0 | 0 | 208 | 7,203 | 5,897 |
| 2018 | 0 | 0 | 0 | 82 | 8 | 132 | -42 | 0 | 0 | 0 | 0 | -42 | 7,161 | 5,877 |
| 2019 | 0 | 0 | 0 | 11 | 0 | 0 | 11 | 0 | 0 | 0 | 0 | 11 | 7,172 | 5,882 |
| 2020 | 0 | 0 | 0 | 9 | 0 | 0 | 9 | 0 | 0 | 0 | 0 | 9 | 7,181 | 5,886 |
| 2021 | 0 | 0 | 0 | 6 | 0 | 31 | -25 | 0 | 0 | 0 | 0 | -25 | 7,156 | 5,877 |
| **Tot.** | **1** | **0** | **0** | **7,233** | **221** | **297** | **7,156** | **0** | **0** | **0** | **0** | **7,156** | **7,156** | **5,877** |
| Disc | 1 | 0 | 0 | 5,855 | 173 | 152 | 5,877 | 0 | 0 | 0 | 0 | 5,877 | 5,877 | 5,877 |

## SUMMARY OF RESERVES

| Product | Units | Remaining Reserves at Aug 01, 2010: Working Interest | Roy/NPI Interest | Total Company | Net | Oil Equivalents: Oil Eq. Factor | Company Mboe | % of Total | Reserve Life Indic. (yr): Reserve Life | Life Index | Half Life |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Light/Med Oil | Mbbl | 231 | 0 | 231 | 193 | 1.000 | 231 | 89 | 11.4 | 3.5 | 2.9 |
| Heavy Oil | Mbbl | 28 | 0 | 28 | 24 | 1.000 | 28 | 11 | 6.4 | 2.8 | 2.3 |
| Total: Oil | Mbbl | 259 | 0 | 259 | 217 | 1.000 | 259 | 100 | 11.4 | 3.4 | 2.8 |
| Total: Oil Eq. | Mboe | 259 | 0 | 259 | 217 | 1.000 | 259 | 100 | 11.4 | 3.4 | 2.8 |

## PRODUCT REVENUE AND EXPENSES

| Product | Units | Average First Year Unit Values: Base Price | Price Adjust. | Wellhead Price | Net Burdens | Operating Expenses | Other Expenses | Prod'n Revenue | Net Revenue After Royalties: Undisc M$ | % of Total | 10% Disc M$ | % of Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Light/Med Oil | $/bbl | 83.26 | -4.17 | 79.09 | 19.36 | 25.44 | 0.00 | 34.29 | 16,977 | 93 | 12,929 | 92 |
| Heavy Oil | $/bbl | 83.26 | -30.12 | 53.15 | 11.38 | 31.57 | 0.00 | 10.19 | 1,323 | 7 | 1,082 | 8 |
| Total: Oil | $/bbl | 83.26 | -7.56 | 75.70 | 18.32 | 26.24 | 0.00 | 31.14 | 18,299 | 100 | 14,011 | 100 |
| Total: Oil Eq. | $/boe | 83.26 | -7.56 | 75.70 | 18.32 | 26.24 | 0.00 | 31.14 | 18,299 | 100 | 14,011 | 100 |

## REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

**Revenue Burdens (%)**

| | Initial | Average |
|---|---|---|
| Crown Royalty | 24.0910 | 15.5376 |
| Non-crown Royalty | 0.1328 | 0.3251 |
| Mineral Tax | 0.0021 | 0.0036 |

**Net Present Value Before Income Tax**

| Disc. Rate % | Prod'n Revenue M$ | Operating Income M$ | Capital Invest. M$ | Cash Flow M$ | Cash Flow $/boe |
|---|---|---|---|---|---|
| 0.0 | 7,233 | 7,156 | 0.0 | 7,156 | 27.63 |
| 5.0 | 6,467 | 6,451 | 0.0 | 6,451 | 24.91 |
| 8.0 | 6,085 | 6,093 | 0.0 | 6,093 | 23.53 |
| 10.0 | 5,855 | 5,877 | 0.0 | 5,877 | 22.69 |
| 12.0 | 5,644 | 5,676 | 0.0 | 5,676 | 21.92 |
| 15.0 | 5,357 | 5,402 | 0.0 | 5,402 | 20.86 |
| 20.0 | 4,944 | 5,003 | 0.0 | 5,003 | 19.32 |

Evaluator: Aasby, Terry L.
Run Date: September 10, 2010 13:37:31

| | | | | |
|---|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | | Reserve Class: | Proved |
| Property: | Corporate | | Development Class: | Developed Nonproducing |
| Description: | Properties | | Pricing: | GLJ (2010-07) |
| | | | Effective Date: | July 31, 2010 |

# Economic Forecast

## PRODUCTION FORECAST

| | | Light/Medium Oil Production | | | |
|---|---|---|---|---|---|
| Year | Company Oil Wells | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl |
| 2010 | 8 | 50 | 8 | 6 | 79.11 |
| 2011 | 10 | 70 | 25 | 23 | 82.27 |
| 2012 | 10 | 48 | 18 | 16 | 85.43 |
| 2013 | 8 | 28 | 10 | 9 | 88.59 |
| 2014 | 5 | 14 | 5 | 5 | 91.75 |
| 2015 | 3 | 3 | 1 | 1 | 93.69 |
| 2016 | 0 | 0 | 0 | 0 | 95.66 |
| 2017 | 1 | 1 | 0 | 0 | 97.68 |
| 2018 | 0 | 0 | 0 | 0 | 0.00 |
| 2019 | 0 | 0 | 0 | 0 | 0.00 |
| 2020 | 0 | 0 | 0 | 0 | 0.00 |
| 2021 | 0 | 0 | 0 | 0 | 0.00 |
| Tot. | | | 67 | 61 | 84.69 |

## REVENUE AND EXPENSE FORECAST

| | Revenue Before Burdens | | | | | | Royalty Burdens Pre-Processing | | Gas Processing Allowance | | Total | Net | Operating Expenses | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Working Interest | | | | Royalty Interest | Company Interest | | | | | Royalty After | Revenue After | | | |
| Year | Oil M$ | Gas M$ | NGL+Sul M$ | Total M$ | Total M$ | Total M$ | Crown M$ | Other M$ | Crown M$ | Other M$ | Process. M$ | Royalty M$ | Fixed M$ | Variable M$ | Total M$ |
| 2010 | 600 | 0 | 0 | 600 | 0 | 600 | 101 | 15 | 0 | 0 | 116 | 484 | 152 | 68 | 220 |
| 2011 | 2,089 | 0 | 0 | 2,089 | 0 | 2,089 | 177 | 58 | 0 | 0 | 235 | 1,854 | 782 | 233 | 1,015 |
| 2012 | 1,495 | 0 | 0 | 1,495 | 0 | 1,495 | 75 | 42 | 0 | 0 | 118 | 1,378 | 760 | 164 | 924 |
| 2013 | 892 | 0 | 0 | 892 | 0 | 892 | 34 | 21 | 0 | 0 | 55 | 837 | 554 | 96 | 650 |
| 2014 | 470 | 0 | 0 | 470 | 0 | 470 | 18 | 7 | 0 | 0 | 25 | 445 | 331 | 50 | 381 |
| 2015 | 119 | 0 | 0 | 119 | 0 | 119 | 5 | 3 | 0 | 0 | 8 | 111 | 92 | 13 | 105 |
| 2016 | 1 | 0 | 0 | 1 | 0 | 1 | 0 | 1 | 0 | 0 | 2 | -1 | -8 | 0 | -7 |
| 2017 | 31 | 0 | 0 | 31 | 0 | 31 | 1 | 0 | 0 | 0 | 2 | 29 | 25 | 3 | 28 |
| 2018 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2019 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2020 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2021 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Tot. | 5,697 | 0 | 0 | 5,697 | 0 | 5,697 | 411 | 148 | 0 | 0 | 559 | 5,138 | 2,688 | 627 | 3,315 |
| Disc | 4,838 | 0 | 0 | 4,838 | 0 | 4,838 | 365 | 127 | 0 | 0 | 492 | 4,346 | 2,212 | 534 | 2,746 |

| | | | | Net | | | | Net Capital Investment | | | | Before Tax Cash Flow | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Mineral Tax M$ | Capital Tax M$ | NPI Burden M$ | Prod'n Revenue M$ | Other Income M$ | Aband. Costs M$ | Oper. Income M$ | Dev. M$ | Plant M$ | Tang. M$ | Total M$ | Annual M$ | Cum. M$ | 10.0% Dcf M$ |
| 2010 | 0 | 0 | 0 | 265 | 6 | 0 | 271 | 524 | 0 | 0 | 524 | -254 | -254 | -249 |
| 2011 | 0 | 0 | 0 | 838 | 20 | 0 | 858 | 160 | 0 | 0 | 160 | 699 | 445 | 391 |
| 2012 | 0 | 0 | 0 | 454 | 14 | 48 | 419 | 0 | 0 | 0 | 0 | 419 | 864 | 741 |
| 2013 | 0 | 0 | 0 | 187 | 8 | 71 | 124 | 0 | 0 | 0 | 0 | 124 | 988 | 835 |
| 2014 | 0 | 0 | 0 | 64 | 4 | 77 | -9 | 0 | 0 | 0 | 0 | -9 | 979 | 829 |
| 2015 | 0 | 0 | 0 | 7 | 1 | 76 | -68 | 0 | 0 | 0 | 0 | -68 | 911 | 786 |
| 2016 | 0 | 0 | 0 | 7 | 0 | -24 | 31 | 0 | 0 | 0 | 0 | 31 | 942 | 804 |
| 2017 | 0 | 0 | 0 | 1 | 0 | 21 | -19 | 0 | 0 | 0 | 0 | -19 | 923 | 794 |
| 2018 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 923 | 794 |
| 2019 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 923 | 794 |
| 2020 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 923 | 794 |
| 2021 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 923 | 794 |
| Tot. | 0 | 0 | 0 | 1,822 | 54 | 268 | 1,607 | 684 | 0 | 0 | 684 | 923 | 923 | 794 |
| Disc | 0 | 0 | 0 | 1,600 | 46 | 191 | 1,454 | 661 | 0 | 0 | 661 | 794 | 794 | 794 |

## SUMMARY OF RESERVES

| | | Remaining Reserves at Aug 01, 2010 | | | | Oil Equivalents | | | Reserve Life Indic. (yr) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Product | Units | Working Interest | Roy/NPI Interest | Total Company | Net | Oil Eq. Factor | Company Mboe | % of Total | Reserve Life | Life Index | Half Life |
| Light/Med Oil | Mbbl | 67 | 0 | 67 | 61 | 1.000 | 67 | 100 | 7.4 | 3.7 | 2.0 |
| Total: Oil Eq. | Mboe | 67 | 0 | 67 | 61 | 1.000 | 67 | 100 | 7.4 | 3.7 | 2.0 |

## PRODUCT REVENUE AND EXPENSES

| Product | Units | Average First Year Unit Values: Base Price | Price Adjust. | Wellhead Price | Net Burdens | Operating Expenses | Other Expenses | Prod'n Revenue | Net Revenue After Royalties: Undisc M$ | % of Total | 10% Disc M$ | % of Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Light/Med Oil | $/bbl | 83.26 | -4.15 | 79.11 | 15.25 | 28.99 | 0.00 | 34.88 | 5,138 | 100 | 4,346 | 100 |
| Total: Oil Eq. | $/boe | 83.26 | -4.15 | 79.11 | 15.25 | 28.99 | 0.00 | 34.88 | 5,138 | 100 | 4,346 | 100 |

## REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

| Revenue Burdens (%) | Initial | Average |
|---|---|---|
| Crown Royalty | 16.7648 | 7.2184 |
| Non-crown Royalty | 2.5052 | 2.6017 |
| Mineral Tax | 0.0000 | 0.0000 |

| Disc. Rate % | Net Present Value Before Income Tax: Prod'n Revenue M$ | Operating Income M$ | Capital Invest. M$ | Cash Flow M$ | Cash Flow $/boe |
|---|---|---|---|---|---|
| 0.0 | 1,822 | 1,607 | 684 | 923 | 13.72 |
| 5.0 | 1,703 | 1,527 | 672 | 855 | 12.71 |
| 8.0 | 1,639 | 1,483 | 665 | 817 | 12.15 |
| 10.0 | 1,600 | 1,454 | 661 | 794 | 11.80 |
| 12.0 | 1,562 | 1,427 | 656 | 771 | 11.46 |
| 15.0 | 1,510 | 1,388 | 650 | 738 | 10.98 |
| 20.0 | 1,431 | 1,328 | 640 | 688 | 10.23 |

Evaluator: Aasby, Terry L.
Run Date: September 10, 2010 13:37:32

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Proved |
| Property: | Corporate | Development Class: | Total Nonproducing |
| Description: | Properties | Pricing: | GLJ (2010-07) |
| | | Effective Date: | July 31, 2010 |

# Economic Forecast

## PRODUCTION FORECAST

| Year | Company Oil Wells | Light/Medium Oil Production: Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl |
|---|---|---|---|---|---|
| 2010 | 8 | 50 | 8 | 6 | 79.11 |
| 2011 | 10 | 70 | 25 | 23 | 82.27 |
| 2012 | 10 | 48 | 18 | 16 | 85.43 |
| 2013 | 8 | 28 | 10 | 9 | 88.59 |
| 2014 | 5 | 14 | 5 | 5 | 91.75 |
| 2015 | 3 | 3 | 1 | 1 | 93.69 |
| 2016 | 0 | 0 | 0 | 0 | 95.66 |
| 2017 | 1 | 1 | 0 | 0 | 97.68 |
| 2018 | 0 | 0 | 0 | 0 | 0.00 |
| 2019 | 0 | 0 | 0 | 0 | 0.00 |
| 2020 | 0 | 0 | 0 | 0 | 0.00 |
| 2021 | 0 | 0 | 0 | 0 | 0.00 |
| Tot. | | | 67 | 61 | 84.69 |

## REVENUE AND EXPENSE FORECAST

| | Revenue Before Burdens | | | | | | Royalty Burdens Pre-Processing | | Gas Processing Allowance | | Total Royalty After Process. | Net Revenue After Royalty | Operating Expenses | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Working Interest | | | | Royalty Interest | Company Interest | | | | | | | | | |
| Year | Oil M$ | Gas M$ | NGL+Sul M$ | Total M$ | Total M$ | Total M$ | Crown M$ | Other M$ | Crown M$ | Other M$ | M$ | M$ | Fixed M$ | Variable M$ | Total M$ |
| 2010 | 600 | 0 | 0 | 600 | 0 | 600 | 101 | 15 | 0 | 0 | 116 | 484 | 152 | 68 | 220 |
| 2011 | 2,089 | 0 | 0 | 2,089 | 0 | 2,089 | 177 | 58 | 0 | 0 | 235 | 1,854 | 782 | 233 | 1,015 |
| 2012 | 1,495 | 0 | 0 | 1,495 | 0 | 1,495 | 75 | 42 | 0 | 0 | 118 | 1,378 | 760 | 164 | 924 |
| 2013 | 892 | 0 | 0 | 892 | 0 | 892 | 34 | 21 | 0 | 0 | 55 | 837 | 554 | 96 | 650 |
| 2014 | 470 | 0 | 0 | 470 | 0 | 470 | 18 | 7 | 0 | 0 | 25 | 445 | 331 | 50 | 381 |
| 2015 | 119 | 0 | 0 | 119 | 0 | 119 | 5 | 3 | 0 | 0 | 8 | 111 | 92 | 13 | 105 |
| 2016 | 1 | 0 | 0 | 1 | 0 | 1 | 0 | 1 | 0 | 0 | 2 | -1 | -8 | 0 | -7 |
| 2017 | 31 | 0 | 0 | 31 | 0 | 31 | 1 | 0 | 0 | 0 | 2 | 29 | 25 | 3 | 28 |
| 2018 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2019 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2020 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2021 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Tot. | 5,697 | 0 | 0 | 5,697 | 0 | 5,697 | 411 | 148 | 0 | 0 | 559 | 5,138 | 2,688 | 627 | 3,315 |
| Disc | 4,838 | 0 | 0 | 4,838 | 0 | 4,838 | 365 | 127 | 0 | 0 | 492 | 4,346 | 2,212 | 534 | 2,746 |

| Year | Mineral Tax M$ | Capital Tax M$ | NPI Burden M$ | Net Prod'n Revenue M$ | Other Income M$ | Aband. Costs M$ | Oper. Income M$ | Net Capital Investment: Dev. M$ | Plant M$ | Tang. M$ | Total M$ | Before Tax Cash Flow: Annual M$ | Cum. M$ | 10.0% Def M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2010 | 0 | 0 | 0 | 265 | 6 | 0 | 271 | 524 | 0 | 0 | 524 | -254 | -254 | -249 |
| 2011 | 0 | 0 | 0 | 838 | 20 | 0 | 858 | 160 | 0 | 0 | 160 | 699 | 445 | 391 |
| 2012 | 0 | 0 | 0 | 454 | 14 | 48 | 419 | 0 | 0 | 0 | 0 | 419 | 864 | 741 |
| 2013 | 0 | 0 | 0 | 187 | 8 | 71 | 124 | 0 | 0 | 0 | 0 | 124 | 988 | 835 |
| 2014 | 0 | 0 | 0 | 64 | 4 | 77 | -9 | 0 | 0 | 0 | 0 | -9 | 979 | 829 |
| 2015 | 0 | 0 | 0 | 7 | 1 | 76 | -68 | 0 | 0 | 0 | 0 | -68 | 911 | 786 |
| 2016 | 0 | 0 | 0 | 7 | 0 | -24 | 31 | 0 | 0 | 0 | 0 | 31 | 942 | 804 |
| 2017 | 0 | 0 | 0 | 1 | 0 | 21 | -19 | 0 | 0 | 0 | 0 | -19 | 923 | 794 |
| 2018 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 923 | 794 |
| 2019 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 923 | 794 |
| 2020 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 923 | 794 |
| 2021 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 923 | 794 |
| Tot. | 0 | 0 | 0 | 1,822 | 54 | 268 | 1,607 | 684 | 0 | 0 | 684 | 923 | 923 | 794 |
| Disc | 0 | 0 | 0 | 1,600 | 46 | 191 | 1,454 | 661 | 0 | 0 | 661 | 794 | 794 | 794 |

## SUMMARY OF RESERVES

| | | Remaining Reserves at Aug 01, 2010 | | | | Oil Equivalents | | | Reserve Life Indic. (yr) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Product | Units | Working Interest | Roy/NPI Interest | Total Company | Net | Oil Eq. Factor | Company Mboe | % of Total | Reserve Life | Life Index | Half Life |
| Light/Med Oil | Mbbl | 67 | 0 | 67 | 61 | 1.000 | 67 | 100 | 7.4 | 3.7 | 2.0 |
| Total: Oil Eq. | Mboe | 67 | 0 | 67 | 61 | 1.000 | 67 | 100 | 7.4 | 3.7 | 2.0 |

## PRODUCT REVENUE AND EXPENSES

| Product | Units | Average First Year Unit Values: Base Price | Price Adjust. | Wellhead Price | Net Burdens | Operating Expenses | Other Expenses | Prod'n Revenue | Net Revenue After Royalties: Undisc M$ | % of Total | 10% Disc M$ | % of Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Light/Med Oil | $/bbl | 83.26 | -4.15 | 79.11 | 15.25 | 28.99 | 0.00 | 34.88 | 5,138 | 100 | 4,346 | 100 |
| Total: Oil Eq. | $/boe | 83.26 | -4.15 | 79.11 | 15.25 | 28.99 | 0.00 | 34.88 | 5,138 | 100 | 4,346 | 100 |

## REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

**Revenue Burdens (%)**

| | Initial | Average |
|---|---|---|
| Crown Royalty | 16.7648 | 7.2184 |
| Non-crown Royalty | 2.5052 | 2.6017 |
| Mineral Tax | 0.0000 | 0.0000 |

**Net Present Value Before Income Tax**

| Disc. Rate % | Prod'n Revenue M$ | Operating Income M$ | Capital Invest. M$ | Cash Flow M$ | Cash Flow $/boe |
|---|---|---|---|---|---|
| 0.0 | 1,822 | 1,607 | 684 | 923 | 13.72 |
| 5.0 | 1,703 | 1,527 | 672 | 855 | 12.71 |
| 8.0 | 1,639 | 1,483 | 665 | 817 | 12.15 |
| 10.0 | 1,600 | 1,454 | 661 | 794 | 11.80 |
| 12.0 | 1,562 | 1,427 | 656 | 771 | 11.46 |
| 15.0 | 1,510 | 1,388 | 650 | 738 | 10.98 |
| 20.0 | 1,431 | 1,328 | 640 | 688 | 10.23 |

Evaluator: Aasby, Terry L.
Run Date: September 10, 2010 13:37:31

Company: Cougar Oil and Gas Canada Inc.
Property: Corporate
Description: Properties

Reserve Class: Proved
Development Class: Total
Pricing: GLJ (2010-07)
Effective Date: July 31, 2010

# Economic Forecast

## PRODUCTION FORECAST

| | | Light/Medium Oil Production | | | | Heavy Oil Production | | | | Total Oil Production | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Company Oil Wells | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl |
| 2010 | 18 | 231 | 35 | 27 | 79.09 | 27 | 4 | 3 | 53.15 | 258 | 39 | 30 | 76.36 |
| 2011 | 20 | 214 | 78 | 64 | 82.25 | 22 | 8 | 6 | 53.94 | 236 | 86 | 70 | 79.65 |
| 2012 | 20 | 158 | 58 | 50 | 85.40 | 16 | 6 | 5 | 54.03 | 174 | 64 | 55 | 82.56 |
| 2013 | 18 | 114 | 42 | 36 | 88.56 | 11 | 4 | 4 | 53.96 | 126 | 46 | 40 | 85.40 |
| 2014 | 16 | 83 | 30 | 27 | 91.71 | 8 | 3 | 3 | 56.22 | 92 | 33 | 30 | 88.47 |
| 2015 | 13 | 58 | 21 | 19 | 93.63 | 6 | 2 | 2 | 57.60 | 64 | 23 | 21 | 90.19 |
| 2016 | 9 | 42 | 15 | 14 | 95.59 | 1 | 0 | 0 | 59.02 | 43 | 16 | 14 | 94.46 |
| 2017 | 6 | 29 | 11 | 10 | 97.59 | 0 | 0 | 0 | 0.00 | 29 | 11 | 10 | 97.59 |
| 2018 | 6 | 20 | 7 | 7 | 99.61 | 0 | 0 | 0 | 0.00 | 20 | 7 | 7 | 99.61 |
| 2019 | 1 | 1 | 0 | 0 | 99.83 | 0 | 0 | 0 | 0.00 | 1 | 0 | 0 | 99.83 |
| 2020 | 1 | 1 | 0 | 0 | 101.95 | 0 | 0 | 0 | 0.00 | 1 | 0 | 0 | 101.95 |
| 2021 | 1 | 1 | 0 | 0 | 104.11 | 0 | 0 | 0 | 0.00 | 1 | 0 | 0 | 104.11 |
| **Tot.** | | | **299** | **254** | **86.87** | | **28** | **24** | **54.48** | | **326** | **278** | **84.12** |

| | Total Oil Equiv. Production | | | |
|---|---|---|---|---|
| Year | Company Daily boe/days | Company Yearly Mboe | Net Yearly Mboe | Price $/boe |
| 2010 | 258 | 39 | 30 | 76.36 |
| 2011 | 236 | 86 | 70 | 79.65 |
| 2012 | 174 | 64 | 55 | 82.56 |
| 2013 | 126 | 46 | 40 | 85.40 |
| 2014 | 92 | 33 | 30 | 88.47 |
| 2015 | 64 | 23 | 21 | 90.19 |
| 2016 | 43 | 16 | 14 | 94.46 |
| 2017 | 29 | 11 | 10 | 97.59 |
| 2018 | 20 | 7 | 7 | 99.61 |
| 2019 | 1 | 0 | 0 | 99.83 |
| 2020 | 1 | 0 | 0 | 101.95 |
| 2021 | 1 | 0 | 0 | 104.11 |
| **Tot.** | | **326** | **278** | **84.12** |

## REVENUE AND EXPENSE FORECAST

| | Revenue Before Burdens | | | | | | Royalty Burdens Pre-Processing | | Gas Processing Allowance | | Total Royalty After Process. | Net Revenue After Royalty | Operating Expenses | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Working Interest | | | | Royalty Interest | Company Interest | | | | | | | | | |
| Year | Oil M$ | Gas M$ | NGL+Sul M$ | Total M$ | Total M$ | Total M$ | Crown M$ | Other M$ | Crown M$ | Other M$ | M$ | M$ | Fixed M$ | Variable M$ | Total M$ |
| 2010 | 2,994 | 0 | 0 | 2,994 | 3 | 2,996 | 677 | 18 | 0 | 0 | 695 | 2,301 | 603 | 447 | 1,050 |
| 2011 | 6,845 | 0 | 0 | 6,845 | 4 | 6,850 | 1,169 | 66 | 0 | 0 | 1,235 | 5,615 | 1,884 | 975 | 2,860 |
| 2012 | 5,247 | 0 | 0 | 5,247 | 2 | 5,250 | 698 | 50 | 0 | 0 | 748 | 4,502 | 1,883 | 737 | 2,620 |
| 2013 | 3,913 | 0 | 0 | 3,913 | 0 | 3,913 | 447 | 28 | 0 | 0 | 475 | 3,438 | 1,705 | 544 | 2,250 |
| 2014 | 2,955 | 0 | 0 | 2,955 | 0 | 2,955 | 309 | 14 | 0 | 0 | 322 | 2,633 | 1,351 | 406 | 1,757 |
| 2015 | 2,097 | 0 | 0 | 2,097 | 0 | 2,097 | 198 | 10 | 0 | 0 | 208 | 1,889 | 1,078 | 293 | 1,370 |
| 2016 | 1,478 | 0 | 0 | 1,478 | 0 | 1,478 | 134 | 8 | 0 | 0 | 142 | 1,337 | 880 | 180 | 1,060 |
| 2017 | 1,050 | 0 | 0 | 1,050 | 0 | 1,050 | 92 | 6 | 0 | 0 | 98 | 951 | 633 | 119 | 752 |
| 2018 | 739 | 0 | 0 | 739 | 0 | 739 | 64 | 6 | 0 | 0 | 69 | 670 | 511 | 77 | 587 |
| 2019 | 43 | 0 | 0 | 43 | 0 | 43 | 0 | 5 | 0 | 0 | 5 | 38 | 24 | 2 | 26 |
| 2020 | 41 | 0 | 0 | 41 | 0 | 41 | 0 | 5 | 0 | 0 | 5 | 36 | 25 | 2 | 27 |
| 2021 | 33 | 0 | 0 | 33 | 0 | 33 | 0 | 4 | 0 | 0 | 4 | 29 | 21 | 1 | 23 |
| **Tot.** | **27,435** | **0** | **0** | **27,435** | **9** | **27,445** | **3,789** | **219** | **0** | **0** | **4,008** | **23,437** | **10,597** | **3,783** | **14,381** |
| Disc | 21,667 | 0 | 0 | 21,667 | 8 | 21,675 | 3,146 | 172 | 0 | 0 | 3,318 | 18,357 | 7,878 | 3,023 | 10,901 |

| Year | Mineral Tax M$ | Capital Tax M$ | NPI Burden M$ | Net Prod'n Revenue M$ | Other Income M$ | Aband. Costs M$ | Oper. Income M$ | Net Capital Investment: Dev. M$ | Plant M$ | Tang. M$ | Total M$ | Before Tax Cash Flow: Annual M$ | Cum. M$ | 10.0% Dcf M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2010 | 0 | 0 | 0 | 1,250 | 33 | 0 | 1,283 | 524 | 0 | 0 | 524 | 759 | 759 | 744 |
| 2011 | 0 | 0 | 0 | 2,755 | 71 | 0 | 2,826 | 160 | 0 | 0 | 160 | 2,666 | 3,425 | 3,187 |
| 2012 | 0 | 0 | 0 | 1,882 | 53 | 48 | 1,887 | 0 | 0 | 0 | 0 | 1,887 | 5,312 | 4,759 |
| 2013 | 0 | 0 | 0 | 1,188 | 38 | 71 | 1,155 | 0 | 0 | 0 | 0 | 1,155 | 6,467 | 5,634 |
| 2014 | 0 | 0 | 0 | 875 | 28 | 77 | 826 | 0 | 0 | 0 | 0 | 826 | 7,293 | 6,202 |
| 2015 | 0 | 0 | 0 | 519 | 20 | 117 | 422 | 0 | 0 | 0 | 0 | 422 | 7,715 | 6,466 |
| 2016 | 0 | 0 | 0 | 277 | 14 | 69 | 222 | 0 | 0 | 0 | 0 | 222 | 7,937 | 6,593 |
| 2017 | 0 | 0 | 0 | 199 | 11 | 21 | 189 | 0 | 0 | 0 | 0 | 189 | 8,126 | 6,691 |
| 2018 | 0 | 0 | 0 | 82 | 8 | 132 | -42 | 0 | 0 | 0 | 0 | -42 | 8,084 | 6,671 |
| 2019 | 0 | 0 | 0 | 11 | 0 | 0 | 11 | 0 | 0 | 0 | 0 | 11 | 8,095 | 6,676 |
| 2020 | 0 | 0 | 0 | 9 | 0 | 0 | 9 | 0 | 0 | 0 | 0 | 9 | 8,105 | 6,679 |
| 2021 | 0 | 0 | 0 | 6 | 0 | 31 | -25 | 0 | 0 | 0 | 0 | -25 | 8,080 | 6,670 |
| **Tot.** | **1** | **0** | **0** | **9,055** | **275** | **566** | **8,764** | **684** | **0** | **0** | **684** | **8,080** | **8,080** | **6,670** |
| Disc | 1 | 0 | 0 | 7,455 | 219 | 343 | 7,331 | 661 | 0 | 0 | 661 | 6,670 | 6,670 | 6,670 |

## SUMMARY OF RESERVES

| Product | Units | Remaining Reserves at Aug 01, 2010: Working Interest | Roy/NPI Interest | Total Company | Net | Oil Equivalents: Oil Eq. Factor | Company Mboe | % of Total | Reserve Life Indic. (yr): Reserve Life | Life Index | Half Life |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Light/Med Oil | Mbbl | 298 | 0 | 299 | 254 | 1.000 | 299 | 91 | 11.4 | 3.5 | 2.6 |
| Heavy Oil | Mbbl | 28 | 0 | 28 | 24 | 1.000 | 28 | 9 | 6.4 | 2.8 | 2.3 |
| Total: Oil | Mbbl | 326 | 0 | 326 | 278 | 1.000 | 326 | 100 | 11.4 | 3.5 | 2.6 |
| Total: Oil Eq. | Mboe | 326 | 0 | 326 | 278 | 1.000 | 326 | 100 | 11.4 | 3.5 | 2.6 |

## PRODUCT REVENUE AND EXPENSES

| Product | Units | Average First Year Unit Values: Base Price | Price Adjust. | Wellhead Price | Net Burdens | Operating Expenses | Other Expenses | Prod'n Revenue | Net Revenue After Royalties: Undisc M$ | % of Total | 10% Disc M$ | % of Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Light/Med Oil | $/bbl | 83.26 | -4.17 | 79.09 | 18.47 | 26.21 | 0.00 | 34.42 | 22,114 | 94 | 17,275 | 94 |
| Heavy Oil | $/bbl | 83.26 | -30.12 | 53.15 | 11.38 | 31.57 | 0.00 | 10.19 | 1,323 | 6 | 1,082 | 6 |
| Total: Oil | $/bbl | 83.26 | -6.90 | 76.36 | 17.72 | 26.77 | 0.00 | 31.87 | 23,437 | 100 | 18,357 | 100 |
| Total: Oil Eq. | $/boe | 83.26 | -6.90 | 76.36 | 17.72 | 26.77 | 0.00 | 31.87 | 23,437 | 100 | 18,357 | 100 |

## REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

**Revenue Burdens (%)**

| | Initial | Average |
|---|---|---|
| Crown Royalty | 22.6227 | 13.8101 |
| Non-crown Royalty | 0.6083 | 0.7978 |
| Mineral Tax | 0.0016 | 0.0029 |

**Net Present Value Before Income Tax**

| Disc. Rate % | Prod'n Revenue M$ | Operating Income M$ | Capital Invest. M$ | Cash Flow M$ | Cash Flow $/boe |
|---|---|---|---|---|---|
| 0.0 | 9,055 | 8,764 | 684 | 8,080 | 24.76 |
| 5.0 | 8,171 | 7,978 | 672 | 7,306 | 22.39 |
| 8.0 | 7,724 | 7,576 | 665 | 6,911 | 21.18 |
| 10.0 | 7,455 | 7,331 | 661 | 6,670 | 20.44 |
| 12.0 | 7,207 | 7,103 | 656 | 6,447 | 19.76 |
| 15.0 | 6,867 | 6,790 | 650 | 6,140 | 18.82 |
| 20.0 | 6,375 | 6,332 | 640 | 5,692 | 17.44 |

Evaluator: Aasby, Terry L.
Run Date: September 10, 2010 13:37:31

## PROBABLE AND PROVED PLUS PROBABLE RESERVES FORECASTS

TABLE OF CONTENTS

| | Page |
|---|---|
| **SUMMARY OF RESERVES AND VALUES** | **25** |
| **COMPANY PRODUCTION, RESERVES AND PRESENT VALUE SUMMARY** | **26** |
| **ECONOMIC FORECASTS** | |
| Total Probable | **27** |
| Total Proved Plus Probable | **29** |

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Various |
| Property: | Corporate | Development Class: | Classifications |
| Description: | Properties | Pricing: | GLJ (2010-07) |
| | | Effective Date: | July 31, 2010 |

# Summary of Reserves and Values

| | Total Probable | Total Proved Plus Probable |
|---|---|---|
| **MARKETABLE RESERVES** | | |
| **Light/Medium Oil (Mbbl)** | | |
| Total Company Interest | 143 | 442 |
| Working Interest | 143 | 442 |
| Net After Royalty | 124 | 378 |
| **Heavy Oil (Mbbl)** | | |
| Total Company Interest | 7 | 35 |
| Working Interest | 7 | 35 |
| Net After Royalty | 5 | 30 |
| **Oil Equivalent (Mbbl)** | | |
| Total Company Interest | 151 | 477 |
| Working Interest | 151 | 477 |
| Net After Royalty | 129 | 407 |
| **BEFORE TAX PRESENT VALUE (M$)** | | |
| 0% | 4,532 | 12,612 |
| 5% | 3,928 | 11,235 |
| 8% | 3,632 | 10,542 |
| 10% | 3,456 | 10,127 |
| 12% | 3,296 | 9,743 |
| 15% | 3,081 | 9,221 |
| 20% | 2,778 | 8,469 |
| **FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)** | | |
| 2010 (5 Months) | 48 | 807 |
| 2011 | 1,245 | 3,911 |
| 2012 | 939 | 2,826 |
| 2013 | 731 | 1,886 |
| 2014 | 382 | 1,208 |
| 2015 | 495 | 917 |

| BOEFactors: | HVY OIL 1.0 | RES GAS 6.0 | PROPANE 1.0 | ETHANE 1.0 |
|---|---|---|---|---|
| | COND 1.0 | SLN GAS 6.0 | BUTANE 1.0 | SULPHUR 0.0 |

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Various |
| Property: | Corporate | Development Class: | Classifications |
| Description: | Properties | Pricing: | GLJ (2010-07) |
| | | Effective Date: | July 31, 2010 |

## Company Production, Reserves and Present Value Summary

| Entity Description | 2010 Company Interest Prod'n | | | | Company Interest Reserves | | | | | Net After Royalty Reserves | | | | | Reserve Life Index | Before Income Tax Discounted Present Value (M$) | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Gas Mcf/days | Oil bbl/days | NGL bbl/days | Oil Eq. boe/days | Gas MMcf | Oil Mbbl | NGL Mbbl | Sulphur Mlt | Oil Eq. Mboe | Gas MMcf | Oil Mbbl | NGL Mbbl | Sulphur Mlt | Oil Eq. Mboe | yrs | 0% | 8% | 10% | 12% |
| ***Total Probable*** | | | | | | | | | | | | | | | | | | | |
| Alexander | 0 | 7 | 0 | 7 | 0 | 7 | 0 | 0 | 7 | 0 | 5 | 0 | 0 | 5 | 3.0 | 61 | 48 | 45 | 43 |
| Crossfield | 0 | 0 | 0 | 0 | 0 | 1 | 0 | 0 | 1 | 0 | 1 | 0 | 0 | 1 | 683.1 | 54 | 29 | 26 | 22 |
| Trout - Mistahiya | 0 | 13 | 0 | 13 | 0 | 16 | 0 | 0 | 16 | 0 | 14 | 0 | 0 | 14 | 3.4 | 365 | 288 | 273 | 260 |
| Trout - Sword | 0 | 41 | 0 | 41 | 0 | 126 | 0 | 0 | 126 | 0 | 109 | 0 | 0 | 109 | 8.5 | 4,052 | 3,266 | 3,112 | 2,972 |
| **Total: Total Probable** | **0** | **60** | **0** | **60** | **0** | **151** | **0** | **0** | **151** | **0** | **129** | **0** | **0** | **129** | **6.9** | **4,532** | **3,632** | **3,456** | **3,296** |
| ***Total Proved Plus Probable*** | | | | | | | | | | | | | | | | | | | |
| Alexander | 0 | 34 | 0 | 34 | 0 | 35 | 0 | 0 | 35 | 0 | 30 | 0 | 0 | 30 | 2.8 | 355 | 305 | 294 | 285 |
| Crossfield | 0 | 2 | 0 | 2 | 0 | 8 | 0 | 0 | 8 | 0 | 7 | 0 | 0 | 7 | 9.7 | 235 | 171 | 159 | 149 |
| Trout - Mistahiya | 0 | 25 | 0 | 25 | 0 | 34 | 0 | 0 | 34 | 0 | 31 | 0 | 0 | 31 | 3.8 | 914 | 757 | 726 | 696 |
| Trout - Sword | 0 | 257 | 0 | 257 | 0 | 400 | 0 | 0 | 400 | 0 | 340 | 0 | 0 | 340 | 4.3 | 11,108 | 9,309 | 8,948 | 8,613 |
| **Total: Total Proved Plus Probable** | **0** | **318** | **0** | **318** | **0** | **477** | **0** | **0** | **477** | **0** | **407** | **0** | **0** | **407** | **4.1** | **12,612** | **10,542** | **10,127** | **9,743** |

| BOE Factors: | | | | | | | |
|---|---|---|---|---|---|---|---|
| HVY OIL | 1.0 | RES GAS | 6.0 | PROPANE | 1.0 | ETHANE | 1.0 |
| COND | 1.0 | SLN GAS | 6.0 | BUTANE | 1.0 | SULPHUR | 0.0 |

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Probable |
| Property: | Corporate | Development Class: | Total |
| Description: | Properties | Pricing: | GLJ (2010-07) |
| | | Effective Date: | July 31, 2010 |

# Economic Forecast

## PRODUCTION FORECAST

| | | Light/Medium Oil Production | | | | Heavy Oil Production | | | | Total Oil Production | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Company Oil Wells | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl |
| 2010 | 2 | 53 | 8 | 7 | 79.11 | 7 | 1 | 1 | 53.14 | 60 | 9 | 7 | 76.22 |
| 2011 | 2 | 67 | 24 | 20 | 82.27 | 5 | 2 | 1 | 53.94 | 72 | 26 | 21 | 80.23 |
| 2012 | 2 | 50 | 18 | 15 | 85.43 | 4 | 1 | 1 | 54.03 | 54 | 20 | 16 | 83.31 |
| 2013 | 3 | 42 | 15 | 13 | 88.58 | 3 | 1 | 1 | 53.96 | 44 | 16 | 14 | 86.61 |
| 2014 | 4 | 35 | 13 | 11 | 91.74 | 2 | 1 | 1 | 56.22 | 37 | 13 | 12 | 90.04 |
| 2015 | 4 | 31 | 11 | 10 | 93.68 | 1 | 0 | 0 | 57.60 | 33 | 12 | 11 | 92.32 |
| 2016 | 6 | 23 | 8 | 8 | 95.65 | 3 | 1 | 1 | 59.02 | 26 | 10 | 9 | 91.31 |
| 2017 | 3 | 20 | 7 | 7 | 97.67 | 0 | 0 | 0 | 0.00 | 20 | 7 | 7 | 97.67 |
| 2018 | 3 | 18 | 7 | 6 | 99.72 | 0 | 0 | 0 | 0.00 | 18 | 7 | 6 | 99.72 |
| 2019 | 6 | 28 | 10 | 9 | 101.82 | 0 | 0 | 0 | 0.00 | 28 | 10 | 9 | 101.82 |
| 2020 | 5 | 22 | 8 | 7 | 103.94 | 0 | 0 | 0 | 0.00 | 22 | 8 | 7 | 103.94 |
| 2021 | 4 | 16 | 6 | 5 | 106.07 | 0 | 0 | 0 | 0.00 | 16 | 6 | 5 | 106.07 |
| Sub. | | | 137 | 118 | 91.29 | | 7 | 5 | 55.05 | | 144 | 124 | 89.43 |
| Rem. | | | 6 | 6 | 108.30 | | 0 | 0 | 0.00 | | 6 | 6 | 108.30 |
| **Tot.** | | | **143** | **124** | **92.03** | | **7** | **5** | **55.05** | | **151** | **129** | **90.22** |

| | Total Oil Equiv. Production | | | |
|---|---|---|---|---|
| Year | Company Daily boe/days | Company Yearly Mboe | Net Yearly Mboe | Price $/boe |
| 2010 | 60 | 9 | 7 | 76.22 |
| 2011 | 72 | 26 | 21 | 80.23 |
| 2012 | 54 | 20 | 16 | 83.31 |
| 2013 | 44 | 16 | 14 | 86.61 |
| 2014 | 37 | 13 | 12 | 90.04 |
| 2015 | 33 | 12 | 11 | 92.32 |
| 2016 | 26 | 10 | 9 | 91.31 |
| 2017 | 20 | 7 | 7 | 97.67 |
| 2018 | 18 | 7 | 6 | 99.72 |
| 2019 | 28 | 10 | 9 | 101.82 |
| 2020 | 22 | 8 | 7 | 103.94 |
| 2021 | 16 | 6 | 5 | 106.07 |
| Sub. | | 144 | 124 | 89.43 |
| Rem. | | 6 | 6 | 108.30 |
| **Tot.** | | **151** | **129** | **90.22** |

## REVENUE AND EXPENSE FORECAST

| | Revenue Before Burdens | | | | | | Royalty Burdens Pre-Processing | | Gas Processing Allowance | | Total Royalty After Process. | Net Revenue After Royalty | Operating Expenses | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Working Interest | | | | Royalty Interest | Company Interest | | | | | | | | | |
| Year | Oil M$ | Gas M$ | NGL+Sul M$ | Total M$ | Total M$ | Total M$ | Crown M$ | Other M$ | Crown M$ | Other M$ | M$ | M$ | Fixed M$ | Variable M$ | Total M$ |
| 2010 | 696 | 0 | 0 | 696 | 0 | 697 | 116 | 8 | 0 | 0 | 124 | 572 | 40 | 137 | 177 |
| 2011 | 2,114 | 0 | 0 | 2,114 | 0 | 2,115 | 366 | 22 | 0 | 0 | 388 | 1,726 | 140 | 357 | 497 |
| 2012 | 1,638 | 0 | 0 | 1,638 | 1 | 1,639 | 295 | 13 | 0 | 0 | 308 | 1,331 | 193 | 260 | 453 |
| 2013 | 1,404 | 0 | 0 | 1,404 | 1 | 1,405 | 191 | 17 | 0 | 0 | 208 | 1,197 | 290 | 205 | 496 |
| 2014 | 1,211 | 0 | 0 | 1,211 | 0 | 1,211 | 143 | 14 | 0 | 0 | 158 | 1,053 | 504 | 164 | 669 |
| 2015 | 1,099 | 0 | 0 | 1,099 | 0 | 1,099 | 118 | 4 | 0 | 0 | 122 | 978 | 422 | 132 | 554 |
| 2016 | 875 | 0 | 0 | 875 | 0 | 875 | 90 | 1 | 0 | 0 | 91 | 785 | 343 | 126 | 469 |
| 2017 | 727 | 0 | 0 | 727 | 0 | 727 | 76 | 1 | 0 | 0 | 77 | 649 | 416 | 81 | 497 |
| 2018 | 655 | 0 | 0 | 655 | 0 | 655 | 66 | 1 | 0 | 0 | 66 | 589 | 409 | 81 | 491 |
| 2019 | 1,037 | 0 | 0 | 1,037 | 0 | 1,037 | 100 | 1 | 0 | 0 | 101 | 936 | 660 | 121 | 780 |
| 2020 | 819 | 0 | 0 | 819 | 0 | 819 | 81 | 1 | 0 | 0 | 82 | 738 | 584 | 88 | 672 |
| 2021 | 636 | 0 | 0 | 636 | 0 | 636 | 64 | 2 | 0 | 0 | 65 | 571 | 504 | 66 | 570 |
| Sub. | 12,912 | 0 | 0 | 12,912 | 2 | 12,914 | 1,706 | 83 | 0 | 0 | 1,790 | 11,125 | 4,504 | 1,820 | 6,324 |
| Rem. | 677 | 0 | 0 | 677 | 0 | 677 | 57 | 14 | 0 | 0 | 71 | 606 | 502 | 64 | 566 |
| **Tot.** | **13,589** | **0** | **0** | **13,589** | **2** | **13,591** | **1,763** | **98** | **0** | **0** | **1,861** | **11,730** | **5,007** | **1,884** | **6,891** |
| Disc | 8,953 | 0 | 0 | 8,953 | 2 | 8,954 | 1,249 | 71 | 0 | 0 | 1,319 | 7,635 | 2,608 | 1,312 | 3,920 |

| Year | Mineral Tax M$ | Capital Tax M$ | NPI Burden M$ | Net Prod'n Revenue M$ | Other Income M$ | Aband. Costs M$ | Oper. Income M$ | Net Capital Investment: Dev. M$ | Plant M$ | Tang. M$ | Total M$ | Before Tax Cash Flow: Annual M$ | Cum. M$ | 10.0% Def M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2010 | 0 | 0 | 0 | 395 | 5 | 0 | 400 | 352 | 0 | 0 | 352 | 48 | 48 | 47 |
| 2011 | 0 | 0 | 0 | 1,229 | 15 | 0 | 1,245 | 0 | 0 | 0 | 0 | 1,245 | 1,293 | 1,188 |
| 2012 | 0 | 0 | 0 | 878 | 13 | -48 | 939 | 0 | 0 | 0 | 0 | 939 | 2,232 | 1,970 |
| 2013 | 0 | 0 | 0 | 702 | 11 | -18 | 731 | 0 | 0 | 0 | 0 | 731 | 2,962 | 2,523 |
| 2014 | 0 | 0 | 0 | 385 | 10 | 12 | 382 | 0 | 0 | 0 | 0 | 382 | 3,344 | 2,786 |
| 2015 | 0 | 0 | 0 | 424 | 9 | -62 | 495 | 0 | 0 | 0 | 0 | 495 | 3,839 | 3,096 |
| 2016 | 0 | 0 | 0 | 316 | 7 | 78 | 245 | 0 | 0 | 0 | 0 | 245 | 4,084 | 3,235 |
| 2017 | 0 | 0 | 0 | 152 | 6 | 0 | 158 | 0 | 0 | 0 | 0 | 158 | 4,242 | 3,317 |
| 2018 | 0 | 0 | 0 | 98 | 5 | -89 | 192 | 0 | 0 | 0 | 0 | 192 | 4,435 | 3,407 |
| 2019 | 0 | 0 | 0 | 155 | 10 | 51 | 115 | 0 | 0 | 0 | 0 | 115 | 4,549 | 3,457 |
| 2020 | 0 | 0 | 0 | 66 | 9 | 20 | 55 | 0 | 0 | 0 | 0 | 55 | 4,604 | 3,478 |
| 2021 | 0 | 0 | 0 | 1 | 7 | -5 | 12 | 0 | 0 | 0 | 0 | 12 | 4,616 | 3,482 |
| Sub. | 0 | 0 | 0 | 4,800 | 107 | -61 | 4,968 | 352 | 0 | 0 | 352 | 4,616 | 4,616 | 3,482 |
| Rem. | 0 | 0 | 0 | 39 | 6 | 129 | -84 | 0 | 0 | 0 | 0 | -84 | 4,532 | 3,456 |
| **Tot.** | **0** | **0** | **0** | **4,839** | **113** | **68** | **4,884** | **352** | **0** | **0** | **352** | **4,532** | **4,532** | **3,456** |
| Disc | 0 | 0 | 0 | 3,715 | 72 | -14 | 3,802 | 345 | 0 | 0 | 345 | 3,456 | 3,456 | 3,456 |

## SUMMARY OF RESERVES

| Product | Units | Remaining Reserves at Aug 01, 2010: Working Interest | Roy/NPI Interest | Total Company | Net | Oil Equivalents: Oil Eq. Factor | Company Mboe | % of Total | Reserve Life Indic. (yr): Reserve Life | Life Index | Half Life |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Light/Med Oil | Mbbl | 143 | 0 | 143 | 124 | 1.000 | 143 | 95 | 14.4 | 7.4 | 4.4 |
| Heavy Oil | Mbbl | 7 | 0 | 7 | 5 | 1.000 | 7 | 5 | 6.4 | 3.0 | 2.6 |
| Total: Oil | Mbbl | 151 | 0 | 151 | 129 | 1.000 | 151 | 100 | 14.4 | 6.9 | 4.3 |
| Total: Oil Eq. | Mboe | 151 | 0 | 151 | 129 | 1.000 | 151 | 100 | 14.4 | 6.9 | 4.3 |

## PRODUCT REVENUE AND EXPENSES

| Product | Units | Average First Year Unit Values: Base Price | Price Adjust. | Wellhead Price | Net Burdens | Operating Expenses | Other Expenses | Prod'n Revenue | Net Revenue After Royalties: Undisc M$ | % of Total | 10% Disc M$ | % of Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Light/Med Oil | $/bbl | 83.26 | -4.15 | 79.11 | 12.70 | 18.24 | 0.00 | 48.18 | 11,428 | 97 | 7,403 | 97 |
| Heavy Oil | $/bbl | 83.26 | -30.12 | 53.14 | 20.55 | 28.70 | 0.00 | 3.89 | 302 | 3 | 233 | 3 |
| Total: Oil | $/bbl | 83.26 | -7.04 | 76.22 | 13.57 | 19.41 | 0.00 | 43.24 | 11,730 | 100 | 7,635 | 100 |
| Total: Oil Eq. | $/boe | 83.26 | -7.04 | 76.22 | 13.57 | 19.41 | 0.00 | 43.24 | 11,730 | 100 | 7,635 | 100 |

## REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

**Revenue Burdens (%)**

| | Initial | Average |
|---|---|---|
| Crown Royalty | 16.6895 | 12.9753 |
| Non-crown Royalty | 1.1168 | 0.7184 |
| Mineral Tax | 0.0000 | 0.0015 |

**Net Present Value Before Income Tax**

| Disc. Rate % | Prod'n Revenue M$ | Operating Income M$ | Capital Invest. M$ | Cash Flow M$ | Cash Flow $/boe |
|---|---|---|---|---|---|
| 0.0 | 4,839 | 4,884 | 352 | 4,532 | 30.09 |
| 5.0 | 4,201 | 4,277 | 348 | 3,928 | 26.07 |
| 8.0 | 3,895 | 3,978 | 346 | 3,632 | 24.11 |
| 10.0 | 3,715 | 3,802 | 345 | 3,456 | 22.94 |
| 12.0 | 3,553 | 3,640 | 344 | 3,296 | 21.88 |
| 15.0 | 3,336 | 3,423 | 342 | 3,081 | 20.45 |
| 20.0 | 3,032 | 3,117 | 339 | 2,778 | 18.44 |

Evaluator: Aasby, Terry L.
Run Date: September 10, 2010 13:37:31

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Proved Plus Probable |
| Property: | Corporate | Development Class: | Total |
| Description: | Properties | Pricing: | GLJ (2010-07) |
| | | Effective Date: | July 31, 2010 |

# Economic Forecast

## PRODUCTION FORECAST

| | | Light/Medium Oil Production | | | | Heavy Oil Production | | | | Total Oil Production | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Company Oil Wells | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl |
| 2010 | 20 | 284 | 43 | 34 | 79.10 | 34 | 5 | 4 | 53.15 | 318 | 48 | 38 | 76.34 |
| 2011 | 22 | 281 | 103 | 84 | 82.26 | 27 | 10 | 8 | 53.94 | 308 | 112 | 92 | 79.79 |
| 2012 | 22 | 209 | 76 | 65 | 85.41 | 19 | 7 | 6 | 54.03 | 228 | 83 | 70 | 82.74 |
| 2013 | 22 | 156 | 57 | 50 | 88.56 | 14 | 5 | 5 | 53.96 | 170 | 62 | 54 | 85.71 |
| 2014 | 20 | 118 | 43 | 38 | 91.72 | 10 | 4 | 3 | 56.22 | 128 | 47 | 42 | 88.92 |
| 2015 | 17 | 89 | 32 | 29 | 93.65 | 7 | 3 | 3 | 57.60 | 96 | 35 | 32 | 90.91 |
| 2016 | 15 | 65 | 24 | 21 | 95.61 | 4 | 2 | 2 | 59.02 | 69 | 25 | 23 | 93.26 |
| 2017 | 9 | 50 | 18 | 16 | 97.62 | 0 | 0 | 0 | 0.00 | 50 | 18 | 16 | 97.62 |
| 2018 | 9 | 38 | 14 | 13 | 99.66 | 0 | 0 | 0 | 0.00 | 38 | 14 | 13 | 99.66 |
| 2019 | 7 | 29 | 11 | 10 | 101.74 | 0 | 0 | 0 | 0.00 | 29 | 11 | 10 | 101.74 |
| 2020 | 6 | 23 | 8 | 7 | 103.84 | 0 | 0 | 0 | 0.00 | 23 | 8 | 7 | 103.84 |
| 2021 | 5 | 17 | 6 | 6 | 105.97 | 0 | 0 | 0 | 0.00 | 17 | 6 | 6 | 105.97 |
| Sub. | | | 436 | 372 | 88.26 | | 35 | 30 | 54.60 | | 471 | 402 | 85.75 |
| Rem. | | | 6 | 6 | 108.30 | | 0 | 0 | 0.00 | | 6 | 6 | 108.30 |
| **Tot.** | | | **442** | **378** | **88.54** | | **35** | **30** | **54.60** | | **477** | **407** | **86.04** |

| | Total Oil Equiv. Production | | | |
|---|---|---|---|---|
| Year | Company Daily boe/days | Company Yearly Mboe | Net Yearly Mboe | Price $/boe |
| 2010 | 318 | 48 | 38 | 76.34 |
| 2011 | 308 | 112 | 92 | 79.79 |
| 2012 | 228 | 83 | 70 | 82.74 |
| 2013 | 170 | 62 | 54 | 85.71 |
| 2014 | 128 | 47 | 42 | 88.92 |
| 2015 | 96 | 35 | 32 | 90.91 |
| 2016 | 69 | 25 | 23 | 93.26 |
| 2017 | 50 | 18 | 16 | 97.62 |
| 2018 | 38 | 14 | 13 | 99.66 |
| 2019 | 29 | 11 | 10 | 101.74 |
| 2020 | 23 | 8 | 7 | 103.84 |
| 2021 | 17 | 6 | 6 | 105.97 |
| Sub. | | 471 | 402 | 85.75 |
| Rem. | | 6 | 6 | 108.30 |
| **Tot.** | | **477** | **407** | **86.04** |

## REVENUE AND EXPENSE FORECAST

| | Revenue Before Burdens | | | | | | Royalty Burdens Pre-Processing | | Gas Processing Allowance | | Total | Net | Operating Expenses | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Working Interest | | | | Royalty Interest | Company Interest | | | | | Royalty After | Revenue After | | | |
| Year | Oil M$ | Gas M$ | NGL+Sul M$ | Total M$ | Total M$ | Total M$ | Crown M$ | Other M$ | Crown M$ | Other M$ | Process. M$ | Royalty M$ | Fixed M$ | Variable M$ | Total M$ |
| 2010 | 3,690 | 0 | 0 | 3,690 | 3 | 3,693 | 794 | 26 | 0 | 0 | 819 | 2,873 | 643 | 585 | 1,228 |
| 2011 | 8,960 | 0 | 0 | 8,960 | 5 | 8,964 | 1,535 | 88 | 0 | 0 | 1,623 | 7,341 | 2,024 | 1,333 | 3,357 |
| 2012 | 6,885 | 0 | 0 | 6,885 | 3 | 6,889 | 993 | 63 | 0 | 0 | 1,056 | 5,833 | 2,076 | 997 | 3,072 |
| 2013 | 5,318 | 0 | 0 | 5,318 | 1 | 5,318 | 638 | 45 | 0 | 0 | 683 | 4,635 | 1,995 | 750 | 2,745 |
| 2014 | 4,166 | 0 | 0 | 4,166 | 0 | 4,166 | 452 | 28 | 0 | 0 | 480 | 3,686 | 1,855 | 571 | 2,426 |
| 2015 | 3,196 | 0 | 0 | 3,196 | 0 | 3,196 | 316 | 13 | 0 | 0 | 330 | 2,867 | 1,500 | 424 | 1,924 |
| 2016 | 2,353 | 0 | 0 | 2,353 | 0 | 2,353 | 224 | 8 | 0 | 0 | 232 | 2,121 | 1,223 | 306 | 1,528 |
| 2017 | 1,777 | 0 | 0 | 1,777 | 0 | 1,777 | 168 | 7 | 0 | 0 | 176 | 1,601 | 1,049 | 201 | 1,250 |
| 2018 | 1,394 | 0 | 0 | 1,394 | 0 | 1,394 | 130 | 6 | 0 | 0 | 136 | 1,258 | 920 | 158 | 1,078 |
| 2019 | 1,080 | 0 | 0 | 1,080 | 0 | 1,080 | 100 | 6 | 0 | 0 | 106 | 973 | 684 | 122 | 806 |
| 2020 | 860 | 0 | 0 | 860 | 0 | 860 | 81 | 6 | 0 | 0 | 87 | 774 | 609 | 90 | 699 |
| 2021 | 669 | 0 | 0 | 669 | 0 | 669 | 64 | 6 | 0 | 0 | 69 | 600 | 525 | 68 | 593 |
| Sub. | 40,347 | 0 | 0 | 40,347 | 11 | 40,359 | 5,495 | 302 | 0 | 0 | 5,797 | 34,561 | 15,102 | 5,603 | 20,705 |
| Rem. | 677 | 0 | 0 | 677 | 0 | 677 | 57 | 14 | 0 | 0 | 71 | 606 | 502 | 64 | 566 |
| **Tot.** | **41,024** | **0** | **0** | **41,024** | **11** | **41,036** | **5,552** | **317** | **0** | **0** | **5,869** | **35,167** | **15,604** | **5,668** | **21,272** |
| Disc | 30,619 | 0 | 0 | 30,619 | 10 | 30,629 | 4,395 | 243 | 0 | 0 | 4,637 | 25,992 | 10,486 | 4,335 | 14,820 |

| Year | Mineral Tax M$ | Capital Tax M$ | NPI Burden M$ | Net Prod'n Revenue M$ | Other Income M$ | Aband. Costs M$ | Oper. Income M$ | Net Capital Investment: Dev. M$ | Plant M$ | Tang. M$ | Total M$ | Before Tax Cash Flow: Annual M$ | Cum. M$ | 10.0% Dcf M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2010 | 0 | 0 | 0 | 1,646 | 38 | 0 | 1,683 | 876 | 0 | 0 | 876 | 807 | 807 | 791 |
| 2011 | 0 | 0 | 0 | 3,984 | 87 | 0 | 4,071 | 160 | 0 | 0 | 160 | 3,911 | 4,718 | 4,375 |
| 2012 | 0 | 0 | 0 | 2,760 | 65 | 0 | 2,826 | 0 | 0 | 0 | 0 | 2,826 | 7,544 | 6,729 |
| 2013 | 0 | 0 | 0 | 1,890 | 49 | 53 | 1,886 | 0 | 0 | 0 | 0 | 1,886 | 9,430 | 8,157 |
| 2014 | 0 | 0 | 0 | 1,260 | 38 | 89 | 1,208 | 0 | 0 | 0 | 0 | 1,208 | 10,637 | 8,989 |
| 2015 | 0 | 0 | 0 | 943 | 29 | 55 | 917 | 0 | 0 | 0 | 0 | 917 | 11,554 | 9,562 |
| 2016 | 0 | 0 | 0 | 593 | 21 | 147 | 467 | 0 | 0 | 0 | 0 | 467 | 12,021 | 9,828 |
| 2017 | 0 | 0 | 0 | 351 | 17 | 21 | 347 | 0 | 0 | 0 | 0 | 347 | 12,368 | 10,008 |
| 2018 | 0 | 0 | 0 | 180 | 13 | 43 | 150 | 0 | 0 | 0 | 0 | 150 | 12,519 | 10,078 |
| 2019 | 0 | 0 | 0 | 167 | 10 | 51 | 126 | 0 | 0 | 0 | 0 | 126 | 12,645 | 10,132 |
| 2020 | 0 | 0 | 0 | 75 | 9 | 20 | 64 | 0 | 0 | 0 | 0 | 64 | 12,709 | 10,157 |
| 2021 | 0 | 0 | 0 | 7 | 7 | 26 | -13 | 0 | 0 | 0 | 0 | -13 | 12,696 | 10,153 |
| Sub. | 1 | 0 | 0 | 13,855 | 382 | 505 | 13,732 | 1,036 | 0 | 0 | 1,036 | 12,696 | 12,696 | 10,153 |
| Rem. | 0 | 0 | 0 | 39 | 6 | 129 | -84 | 0 | 0 | 0 | 0 | -84 | 12,612 | 10,127 |
| **Tot.** | **1** | **0** | **0** | **13,895** | **388** | **634** | **13,648** | **1,036** | **0** | **0** | **1,036** | **12,612** | **12,612** | **10,127** |
| Disc | 1 | 0 | 0 | 11,171 | 291 | 329 | 11,133 | 1,006 | 0 | 0 | 1,006 | 10,127 | 10,127 | 10,127 |

## SUMMARY OF RESERVES

| Product | Units | Remaining Reserves at Aug 01, 2010: Working Interest | Roy/NPI Interest | Total Company | Net | Oil Equivalents: Oil Eq. Factor | Company Mboe | % of Total | Reserve Life Indic. (yr): Reserve Life | Life Index | Half Life |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Light/Med Oil | Mbbl | 442 | 0 | 442 | 378 | 1.000 | 442 | 93 | 14.4 | 4.3 | 3.0 |
| Heavy Oil | Mbbl | 35 | 0 | 35 | 30 | 1.000 | 35 | 7 | 6.4 | 2.8 | 2.4 |
| Total: Oil | Mbbl | 477 | 0 | 477 | 407 | 1.000 | 477 | 100 | 14.4 | 4.1 | 2.9 |
| Total: Oil Eq. | Mboe | 477 | 0 | 477 | 407 | 1.000 | 477 | 100 | 14.4 | 4.1 | 2.9 |

## PRODUCT REVENUE AND EXPENSES

| Product | Units | Average First Year Unit Values: Base Price | Price Adjust. | Wellhead Price | Net Burdens | Operating Expenses | Other Expenses | Prod'n Revenue | Net Revenue After Royalties: Undisc M$ | % of Total | 10% Disc M$ | % of Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Light/Med Oil | $/bbl | 83.26 | -4.17 | 79.10 | 17.39 | 24.71 | 0.00 | 37.00 | 33,543 | 95 | 24,677 | 95 |
| Heavy Oil | $/bbl | 83.26 | -30.12 | 53.15 | 13.19 | 31.01 | 0.00 | 8.94 | 1,625 | 5 | 1,315 | 5 |
| Total: Oil | $/bbl | 83.26 | -6.93 | 76.34 | 16.94 | 25.38 | 0.00 | 34.02 | 35,167 | 100 | 25,992 | 100 |
| Total: Oil Eq. | $/boe | 83.26 | -6.93 | 76.34 | 16.94 | 25.38 | 0.00 | 34.02 | 35,167 | 100 | 25,992 | 100 |

## REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

**Revenue Burdens (%)**

| | Initial | Average |
|---|---|---|
| Crown Royalty | 21.5030 | 13.5336 |
| Non-crown Royalty | 0.7042 | 0.7715 |
| Mineral Tax | 0.0013 | 0.0024 |

**Net Present Value Before Income Tax**

| Disc. Rate % | Prod'n Revenue M$ | Operating Income M$ | Capital Invest. M$ | Cash Flow M$ | Cash Flow $/boe |
|---|---|---|---|---|---|
| 0.0 | 13,895 | 13,648 | 1,036 | 12,612 | 26.44 |
| 5.0 | 12,371 | 12,255 | 1,020 | 11,235 | 23.56 |
| 8.0 | 11,619 | 11,554 | 1,011 | 10,542 | 22.11 |
| 10.0 | 11,171 | 11,133 | 1,006 | 10,127 | 21.23 |
| 12.0 | 10,760 | 10,744 | 1,000 | 9,743 | 20.43 |
| 15.0 | 10,203 | 10,213 | 992 | 9,221 | 19.33 |
| 20.0 | 9,407 | 9,448 | 979 | 8,469 | 17.76 |

Evaluator: Aasby, Terry L.
Run Date: September 10, 2010 13:37:31

# RESERVES DEFINITIONS

Reserves estimates have been prepared by GLJ Petroleum Consultants (GLJ) in accordance with standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook. The following reserves definitions are set out by the Canadian Securities Administrators in National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (NI 51-101; in Part 2 of the Glossary to NI 51-101) with reference to the COGE Handbook.

**Reserves Categories**

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on:

- analysis of drilling, geological, geophysical, and engineering data;
- the use of established technology;
- specified economic conditions[1], which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

***Proved Reserves***
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

***Probable Reserves***
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

***Possible Reserves***
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Other criteria that must also be met for the classification of reserves are provided in [Section 5.5 of the COGE Handbook].

**Development and Production Status**

Each of the reserves categories (proved, probable, and possible) may be divided into developed and undeveloped categories.

---

[1] *For securities reporting, the key economic assumptions will be the prices and costs used in the estimate. The required assumptions may vary by jurisdiction, for example:*
*(a)* ***forecast prices and costs, in Canada under NI 51-101***
*(b)* ***constant prices and costs****, based on the average of the first day posted prices in each of the 12 months of the reporting issuer's financial year, under* ***US SEC rules*** *(this is optional disclosure under NI 51-101).*

***Developed Reserves***
Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

***Developed Producing Reserves***
Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

***Developed Non-producing Reserves***
Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

***Undeveloped Reserves***
Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.

**Levels of Certainty for Reported Reserves**

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to Reported Reserves (which refers to the highest level sum of individual entity estimates for which reserves estimates are presented). Reported Reserves should target the following levels of certainty under a specific set of economic conditions:

- at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;
- at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves;
- at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates are prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with *reserves* estimates and the effect of aggregation is provided in Section 5.5.3 [of the *COGE Handbook*].

## DOCUMENTED RESERVES CATEGORIES

Production and revenue projections are prepared for each of the following main reserves categories:

**<u>Reserves Category</u>**
Proved
Proved Plus Probable

**<u>Production and Development Status</u>**
Developed Producing*
Developed Non-producing
Undeveloped
Total (sum of developed producing, developed non-producing and undeveloped)

** as producing reserves are inherently developed, GLJ simply refers to "developed producing" reserves as "producing"*

Reserves and revenue projections are available in GLJ's evaluation database for any reserves and development subcategory including those determined by difference (e.g., probable producing).

The following reserves categories are documented in this Corporate Summary volume:

Proved Producing
Proved Developed Non-producing
Proved Undeveloped
Total Proved
Total Probable
Total Proved Plus Probable

Documentation for the following additional reserves categories is provided in the "Expanded Corporate Summary Information", which has been provided to the Company in electronic format only.

**Proved**
- Developed Producing
- Developed Non-producing
- Undeveloped
- Total

**Probable**
- Developed Producing
- Developed Non-producing
- Undeveloped
- Total

**Proved Plus Probable**

Developed Producing
Developed Non-producing
Undeveloped
Total

Individual property evaluation reports contain detailed documentation of reserves estimation methodology and evaluation procedures.

When evaluating reserves, GLJ evaluators generally first identify the producing situation and assign proved, proved plus probable and proved plus probable plus possible reserves in recognition of the existing level of development and the existing depletion strategy. Incremental non-producing (developed non-producing or undeveloped) reserves are subsequently assigned recognizing future development opportunities and enhancements to the depletion mechanism. It should be recognized that future developments may result in accelerated recovery of producing reserves.

# EVALUATION PROCEDURE

## TABLE OF CONTENTS

**INTEREST DESCRIPTIONS**

**WELL DATA**

**ACCOUNTING SUMMARY**

**PRODUCTION FORECASTS**

**OTHER INCOME**

**ECONOMIC PARAMETERS**

**OIL EQUIVALENT OR GAS EQUIVALENT**

**CONSTANT PRICE ANALYSIS**

**LIST OF ABBREVIATIONS**

**List of Tables**

Table EP-1 Summary of Company Annual Other Income

# EVALUATION PROCEDURE

The following outlines the methodology employed by GLJ Petroleum Consultants (GLJ) in conducting the evaluation of the Company's oil and gas properties. GLJ evaluation procedures are in compliance with standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook.

## INTEREST DESCRIPTIONS

The Company provided GLJ with current land interest information. The Company provided a representation letter confirming accuracy of land information. Certain cross-checks of land and accounting information were undertaken by GLJ as recommended in the COGE Handbook. In this process, nothing came to GLJ's attention that indicated that information provided by the Company was incomplete or unreliable.

In GLJ's reports, "Company Interest" reserves and values refer to the sum of royalty interest* and working interest reserves before deduction of royalty burdens payable. "Working Interest" reserves equate to those reserves that are referred to as "Company Gross" reserves by the Canadian Securities Administrators (CSA) in NI 51-101.

In the Securities Reporting section, working interest (or Company Gross) volumes are presented in tables to correspond to NI 51-101 disclosure requirements.

**Royalty interest reserves include royalty volumes derived only from other working interest owners.*

## WELL DATA

Pertinent interest and offset well data such as drill stem tests, workovers, pressure surveys, production tests, etc., were provided by the Company or were obtained from other operators, public records or GLJ nonconfidential files.

## ACCOUNTING SUMMARY

The Company provided GLJ with available accounting data on a property basis and for the corporate total for the period October 1, 2009, to July 31, 2010. In some circumstances this information was also provided on a cost centre basis to address major reserves entities that are a subset of a Company property.

## PRODUCTION FORECASTS

In establishing all production forecasts, consideration was given to existing gas contracts and the possibility of contract revisions, to the operator's plans for development drilling and to reserves and well capability. Generally, development drilling in an area was not considered unless there was some indication from the operator that drilling could be expected.

The on-stream date for currently shut-in reserves was estimated with consideration given to the following:

- proximity to existing facilities
- plans of the operator
- economics

## OTHER INCOME

The following streams are included as "Other Income" in the Company's corporate total economic forecasts:

- Processing Income – The Company receives revenue from processing partner and third-party oil, gas and/or water volumes in certain properties as summarized (for the total proved plus probable reserves category) in Table EP-1.

## ECONOMIC PARAMETERS

Pertinent economic parameters are listed as follows:

a) The effective date is July 31 2010.

b) Operating and capital costs were estimated in 2010 dollars and then escalated as summarized in the Product Price and Market Forecasts section of this report.

c) Economic forecasts were prepared for each property on a before income tax basis. Detailed discounting of future cash flow was performed using a discount factor of 10.0 percent with all values discounted annually to July 31, 2010, on a mid-calendar-year basis.

d) Alberta crown royalties have been determined in accordance with the Alberta New Royalty Framework (NRF) which passed provincial legislation in December 2008, including March 11 and May 27, 2010 announcements. The impact of the optional Transitional Royalty Rates (TRR – announced by the Alberta Government on November 19, 2008) was considered in

forecasts of future drilling in Alberta. The Company was assumed to opt for TRR on new wells where justified by a comparison of economics under TRR and the NRF.

e) Royalty holidays applicable to existing wells or forecast drilling are included in individual well economics. These credits are itemized within the property reports.

f) Gas processing allowances relating to remaining undepreciated capital bases, were included in individual property economic evaluations. Alberta gas cost allowance calculations have incorporated changes associated with the Alberta NRF.

g) Mineral taxes on freehold interests were included.

h) Field level overhead charges have been included; recovery of overhead expenses has not been included.

i) The Company's office G&A costs have not been included.

j) Well abandonment costs for all wells with reserves have been included at the property level. Additional abandonment costs associated with non-reserves wells, lease reclamation costs and facility abandonment and reclamation expenses have not been included in this analysis.

**OIL EQUIVALENT OR GAS EQUIVALENT**

In this report, quantities of hydrocarbons have been converted to barrels of oil equivalent (BOE); or to sales gas equivalent (SGE) using factors of 6 MCF/BOE for gas, 1 BBL/BOE for all liquids, and 0 BOE for sulphur. Users of oil equivalent values are cautioned that while BOE based metrics are useful for comparative purposes, they may be misleading when used in isolation.

**CONSTANT PRICE ANALYSIS**

In the constant price analysis, individual property economic forecasts were rerun using zero inflation and with a fixed price that reflects the average of the first-day-of-month reference prices for the 12 months prior to the effective date of this report. Additional clarification and results are presented in the Constant Price Analysis section of this report.

## LIST OF ABBREVIATIONS

| | |
|---|---|
| AOF | absolute open flow |
| BBL | barrels |
| BCF | billion cubic feet of gas at standard conditions |
| BOE | barrel of oil equivalent, in this evaluation determined using 6 MCF/BOE for gas, 1 BBL/BOE for all liquids, and 0 BOE for sulphur |
| BOPD | barrels of oil per day |
| BTU | British thermal units |
| BWPD | barrels of water per day |
| DSU | drilling spacing unit |
| GCA | gas cost allowance |
| GOC | gas-oil contact |
| GOR | gas-oil ratio |
| GORR | gross overriding royalty |
| GWC | gas-water contact |
| MBBL | thousand barrels |
| MBOE | thousand BOE |
| MCF | thousand cubic feet of gas at standard conditions |
| MCFE | thousand cubic feet of gas equivalent |
| MLT | thousand long tons |
| M$ | thousand Canadian dollars |
| MM$ | million Canadian dollars |
| MMBBL | million barrels |
| MMBOE | million BOE |
| MMBTU | million British thermal units |
| MMCF | million cubic feet of gas at standard conditions |
| MRL | maximum rate limitation |
| MSTB | thousand stock tank barrels |
| MMSTB | million stock tank barrels |
| NGL | natural gas liquids (ethane, propane, butane and condensate) |
| NPI | net profits interest |
| OGIP | original gas-in-place |
| OOIP | original oil-in-place |
| ORRI | overriding royalty interest |
| OWC | oil-water contact |
| P&NG | petroleum and natural gas |
| psia | pounds per square inch absolute |
| psig | pounds per square inch gauge |
| PVT | pressure-volume-temperature |
| RLI | reserves life index, calculated by dividing reserves by the forecast of first year production |
| SCF | standard cubic feet |
| SGE | Sales gas equivalent – if presented in this evaluation, determined using 1 barrel of oil or natural gas liquid = 6 MCFe; 0 for sulphur |
| STB | stock tank barrel |
| WI | working interest |
| WTI | West Texas Intermediate |

Table EP-1

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Proved Plus Probable |
| Property: | Corporate | Development Class: | Total |
| Description: | Properties | Pricing: | GLJ (2010-07) |
| | | Effective Date: | July 31, 2010 |

## Company Annual Other Income (M$)

| | Year | | | | | | | | | | | | Totals | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Entity Description | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | Subtotal | Remainder | Total |
| ***Properties*** | | | | | | | | | | | | | | | |
| Alexander | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Crossfield | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Trout - Mistahiya | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Trout - Sword | 38 | 87 | 65 | 49 | 38 | 29 | 21 | 17 | 13 | 10 | 9 | 7 | 382 | 6 | 388 |
| **Total: Properties** | **38** | **87** | **65** | **49** | **38** | **29** | **21** | **17** | **13** | **10** | **9** | **7** | **382** | **6** | **388** |

**PRODUCT PRICE AND MARKET FORECASTS**
**July 1, 2010**

GLJ Petroleum Consultants has prepared its July 1, 2010 price and market forecasts as summarized in the attached Tables 1 and 2 after a comprehensive review of information. Information sources include numerous government agencies, industry publications, Canadian oil refiners and natural gas marketers. The forecasts presented herein are based on an informed interpretation of currently available data. While these forecasts are considered reasonable at this time, users of these forecasts should understand the inherent high uncertainty in forecasting any commodity or market. These forecasts will be revised periodically as market, economic and political conditions change. These future revisions may be significant.

**Table 1**
GLJ Petroleum Consultants
**Crude Oil and Natural Gas Liquids**
**Price Forecast**
Effective July 1, 2010

| Year | Inflation % | Bank of Canada Average Noon Exchange Rate $US/$Cdn | NYMEX WTI Near Month Futures Contract Crude Oil at Cushing Oklahoma Constant 2010 $ $US/bbl | NYMEX WTI Then Current $US/bbl | ICE BRENT Near Month Futures Contract Crude Oil FOB North Sea Then Current $US/bbl | Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton Then Current $Cdn/bbl | Bow River Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl | Lloyd Blend Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl | WCS Stream Quality at Hardisty Then Current $Cdn/bbl | Heavy Crude Oil Proxy (12 API) at Hardisty Then Current $Cdn/bbl | Light Crude Oil (35 API, 1.2%S) at Cromer Then Current $Cdn/bbl | Medium Crude Oil (29 API, 2.0%S) at Cromer Then Current $Cdn/bbl | Alberta Natural Gas Liquids (Then Current Dollars) Spec Ethane $Cdn/bbl | Edmonton Propane $Cdn/bbl | Edmonton Butane $Cdn/bbl | Edmonton Pentanes Plus $Cdn/bbl |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1996 | 1.6 | 0733 | 28.77 | 21.98 | 20.31 | 29.38 | 25.12 | 21.55 | N/A | 20.06 | 28.41 | 26.08 | N/A | 23.13 | 17.83 | 30.05 |
| 1997 | 1.6 | 0722 | 26.57 | 20.62 | 19.32 | 27.85 | 21.18 | 20.55 | N/A | 14.41 | 26.52 | 23.72 | N/A | 19.41 | 19.76 | 30.91 |
| 1998 | 1.0 | 0675 | 18.30 | 14.44 | 13.34 | 20.36 | 14.63 | 15.38 | N/A | 9.45 | 19.31 | 16.96 | N/A | 11.74 | 12.69 | 21.87 |
| 1999 | 1.7 | 0673 | 24.20 | 19.25 | 17.99 | 27.63 | 23.78 | 22.14 | N/A | 19.49 | 26.97 | 25.37 | N/A | 15.86 | 18.65 | 27.64 |
| 2000 | 2.7 | 0673 | 37.33 | 30.23 | 28.41 | 44.57 | 35.28 | 32.61 | N/A | 27.49 | 43.28 | 39.92 | N/A | 32.15 | 35.59 | 46.31 |
| 2001 | 2.5 | 0646 | 31.27 | 26.00 | 24.87 | 39.44 | 27.69 | 23.47 | N/A | 16.77 | 35.22 | 31.58 | N/A | 31.92 | 31.25 | 42.48 |
| 2002 | 2.3 | 0637 | 30.57 | 26.08 | 25.02 | 40.33 | 31.83 | 30.60 | N/A | 26.57 | 37.43 | 35.48 | N/A | 21.39 | 27.08 | 40.73 |
| 2003 | 2.8 | 0716 | 35.62 | 31.07 | 28.47 | 43.66 | 32.11 | 31.18 | N/A | 26.26 | 40.09 | 37.55 | N/A | 32.14 | 34.36 | 44.23 |
| 2004 | 1.8 | 0770 | 46.17 | 41.38 | 38.02 | 52.96 | 37.43 | 36.31 | N/A | 29.11 | 49.14 | 45.64 | N/A | 34.70 | 39.97 | 53.94 |
| 2005 | 2.2 | 0826 | 61.98 | 56.58 | 55.14 | 69.02 | 44.73 | 43.03 | 43.74 | 34.07 | 62.18 | 56.77 | N/A | 43.04 | 51.80 | 69.57 |
| 2006 | 2.0 | 0882 | 70.95 | 66.22 | 66.16 | 73.21 | 51.82 | 50.36 | 50.66 | 41.84 | 66.38 | 62.26 | N/A | 43.85 | 60.17 | 75.41 |
| 2007 | 2.2 | 0935 | 76.05 | 72.39 | 72.71 | 77.06 | 53.64 | 52.03 | 52.38 | 43.42 | 71.13 | 65.71 | N/A | 49.56 | 61.78 | 77.38 |
| 2008 | 2.4 | 0.943 | 102.44 | 99.64 | 98.30 | 102.89 | 84.31 | 82.60 | 82.95 | 74.94 | 96.08 | 93.10 | N/A | 58.38 | 7533 | 104.78 |
| 2009 | 0.4 | 0880 | 62.01 | 61.78 | 62.50 | 66.32 | 60.18 | 58.40 | 58.66 | 54.46 | 63.84 | 62.96 | N/A | 38.03 | 48.17 | 68.17 |
| 2010 Q1 | 1.6 | 0961 | 78.72 | 78.72 | 77.26 | 80.56 | 73.74 | 72.24 | 72.58 | 66.43 | 78.69 | 76.87 | N/A | 57.06 | 76.58 | 88.28 |
| 2010 Q2(e) | 1.8 | 0969 | 77.90 | 77.90 | 78.91 | 77.22 | 67.19 | 65.73 | 66.18 | 58.45 | 75.01 | 73.47 | N/A | 46.80 | 65.85 | 86.63 |
| 2010 Q3 | 2.0 | 0950 | 80.00 | 80.00 | 78.50 | 83.26 | 71.61 | 70.36 | 70.76 | 64.99 | 79.93 | 78.27 | 14.02 | 49.96 | 68.61 | 84.93 |
| 2010 Q4 | 2.0 | 0950 | 80.00 | 80.00 | 78.50 | 83.26 | 70.77 | 69.52 | 69.92 | 63.90 | 79.93 | 78.27 | 16.60 | 49.96 | 68.61 | 84.93 |
| 2010 Full Year | 1.9 | 0958 | 79.16 | 79.16 | 78.29 | 81.08 | 70.83 | 69.46 | 69.86 | 63.44 | 78.39 | 76.72 | N/A | 50.95 | 68.91 | 86.19 |
| 2010 Q3-Q4 | 2.0 | 0950 | 80.00 | 80.00 | 78.50 | 83.26 | 71.19 | 69.94 | 70.34 | 64.44 | 79.93 | 78.27 | 15.31 | 49.96 | 68.61 | 84.93 |
| 2011 | 2.0 | 0950 | 81.37 | 83.00 | 81.50 | 86.42 | 72.59 | 71.30 | 71.70 | 65.24 | 81.24 | 79.94 | 17.33 | 54.45 | 68.54 | 88.15 |
| 2012 | 2.0 | 0950 | 82.66 | 86.00 | 84.50 | 89.58 | 73.45 | 72.11 | 72.51 | 65.33 | 83.31 | 81.52 | 19.87 | 56.43 | 68.98 | 91.37 |
| 2013 | 2.0 | 0950 | 83.87 | 89.00 | 87.50 | 92.74 | 74.19 | 72.80 | 73.20 | 65.26 | 86.25 | 82.54 | 21.51 | 58.42 | 71.41 | 94.59 |
| 2014 | 2.0 | 0950 | 85.00 | 92.00 | 90.50 | 95.90 | 76.72 | 75.28 | 75.68 | 67.52 | 89.19 | 85.35 | 22.78 | 60.42 | 73.84 | 97.82 |
| 2015 | 2.0 | 0950 | 85.00 | 93.84 | 92.34 | 97.84 | 78.27 | 76.80 | 77.20 | 68.90 | 90.99 | 87.07 | 23.69 | 61.64 | 75.33 | 99.79 |
| 2016 | 2.0 | 0950 | 85.00 | 95.72 | 94.22 | 99.81 | 79.85 | 78.35 | 78.75 | 70.32 | 92.82 | 88.83 | 24.89 | 62.88 | 7685 | 101.81 |
| 2017 | 2.0 | 0950 | 85.00 | 97.64 | 96.14 | 101.83 | 81.46 | 79.93 | 80.33 | 71.76 | 94.70 | 90.63 | 25.98 | 64.15 | 7841 | 103.86 |
| 2018 | 2.0 | 0950 | 85.00 | 99.59 | 98.09 | 103.88 | 83.11 | 81.55 | 81.95 | 73.22 | 96.61 | 92.46 | 26.59 | 65.45 | 7999 | 105.96 |
| 2019 | 2.0 | 0950 | 85.00 | 101.58 | 100.08 | 105.98 | 84.78 | 83.19 | 83.59 | 74.72 | 98.56 | 94.32 | 27.17 | 66.77 | 8160 | 108.10 |
| 2020+ | 2.0 | 0950 | 85.00 | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr |

Historical futures contact price is an average of the daily settlement price of the near month contract over the calendar month.

**Table 2**
**GLJ Petroleum Consultants**
**Natural Gas and Sulphur**
**Price Forecast**
Effective July 1, 2010

| | Henry Hub Nymex Near Month Contract | | Midwest Price @ Chicago | AECO/NIT Spot | Alberta Plant Gate | | | | | Saskatchewan Plant Gate | | | British Columbia | | | Alberta |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Spot | | | | | | | | | | Sulphur | Sulphur |
| | Constant | Then | Then | Then | Constant | Then | | | | | | | Westcoast | Spot | FOB | at Plant |
| | 2010 $ | Current | Current | Current | 2010 $ | Current | ARP | Aggregator | Alliance | SaskEnergy | Spot | Sumas Spot | Station 2 | PlantGate | Vancouver | Gate |
| Year | $US/mmbtu | $US/mmbtu | $US/mmbtu | $Cdn/mmbtu | $/mmbtu | $/mmbtu | $/mmbtu | $/mmbtu | $/mmbtu | $/mmbtu | $/mmbtu | $US/mmbtu | $/mmbtu | $/mmbtu | $US/LT | $Cdn/LT |
| 1996 | 3.28 | 2.51 | 273 | 1.39 | 1.64 | 1.26 | 1.63 | N/A | N/A | 152 | 1.28 | 132 | 149 | 1.47 | 38.28 | 6.48 |
| 1997 | 3.19 | 2.47 | 275 | 1.85 | 2.19 | 1.70 | 1.97 | N/A | N/A | 185 | 1.75 | 171 | 190 | 1.98 | 34.75 | 5.12 |
| 1998 | 2.74 | 2.16 | 220 | 2.03 | 2.38 | 1.87 | 1.94 | N/A | N/A | 205 | 2.13 | 160 | 215 | 2.00 | 24.59 | -6.51 |
| 1999 | 2.91 | 2.31 | 233 | 2.92 | 3.46 | 2.75 | 2.48 | N/A | N/A | 282 | 2.97 | 215 | 293 | 2.78 | 33.74 | 6.93 |
| 2000 | 5.32 | 4.32 | 396 | 5.08 | 6.07 | 4.93 | 4.50 | 444 | N/A | 479 | 5.16 | 415 | 506 | 4.88 | 38.14 | 13.59 |
| 2001 | 4.85 | 4.03 | 445 | 6.23 | 7.31 | 6.07 | 5.41 | 497 | 5.29 | 572 | 6.20 | 457 | 632 | 6.29 | 18.29 | -14.67 |
| 2002 | 3.94 | 3.36 | 325 | 4.04 | 4.55 | 3.88 | 3.88 | 364 | 3.66 | 404 | 4.08 | 268 | 418 | 3.93 | 29.38 | 3.04 |
| 2003 | 6.27 | 5.47 | 546 | 6.66 | 7.44 | 6.49 | 6.13 | 587 | 6.15 | 641 | 6.68 | 466 | 645 | 6.32 | 59.81 | 39.83 |
| 2004 | 6.90 | 6.18 | 613 | 6.88 | 7.48 | 6.70 | 6.31 | 616 | 6.39 | 648 | 6.85 | 526 | 656 | 6.45 | 62.99 | 38.61 |
| 2005 | 9.85 | 9.00 | 824 | 8.58 | 9.22 | 8.42 | 8.30 | 827 | 8.29 | 836 | 8.31 | 713 | 822 | 8.12 | 63.50 | 33.77 |
| 2006 | 7.49 | 6.99 | 693 | 7.16 | 7.46 | 6.96 | 6.57 | 636 | 6.34 | 667 | 6.97 | 627 | 658 | 6.45 | 55.07 | 19.27 |
| 2007 | 7.47 | 7.12 | 683 | 6.65 | 6.76 | 6.43 | 6.20 | 613 | 5.86 | 618 | 6.40 | 652 | 640 | 6.25 | 81.66 | 42.03 |
| 2008 | 9.15 | 8.90 | 891 | 8.16 | 8.14 | 7.92 | 7.88 | 806 | 7.84 | 807 | 8.03 | 833 | 821 | 8.09 | 497.39 | 488.64 |
| 2009 | 4.18 | 4.16 | 405 | 4.19 | 4.00 | 3.98 | 3.85 | 419 | 3.23 | 387 | 4.00 | 391 | 417 | 4.04 | 57.06 | 24.57 |
| 2010 Q1 | 5.04 | 5.04 | 570 | 5.39 | 5.14 | 5.14 | 4.79 | 465 | 4.50 | 505 | 4.99 | 559 | 527 | 5.16 | 73.15 | 33.14 |
| 2010 Q2 (e) | 4.24 | 4.24 | 430 | 4.09 | 3.85 | 3.85 | 3.68 | 363 | 3.11 | 378 | 4.95 | 402 | 387 | 3.73 | 85.02 | 44.25 |
| 2010 Q3 | 4.75 | 4.75 | 485 | 4.25 | 4.03 | 4.03 | 3.91 | 386 | 3.76 | 401 | 4.17 | 455 | 405 | 3.84 | 60.00 | 20.16 |
| 2010 Q4 | 5.25 | 5.25 | 535 | 5.00 | 4.77 | 4.77 | 4.63 | 457 | 4.25 | 473 | 4.92 | 505 | 480 | 4.59 | 60.00 | 20.16 |
| 2010 Full Year | 4.82 | 4.82 | 505 | 4.68 | 4.45 | 4.45 | 4.25 | 418 | 3.91 | 439 | 4.76 | 480 | 450 | 4.33 | 69.54 | 29.42 |
| 2010 Q3-Q4 | 5.00 | 5.00 | 510 | 4.62 | 4.40 | 4.40 | 4.27 | 421 | 4.01 | 437 | 4.55 | 480 | 443 | 4.21 | 60.00 | 20.16 |
| 2011 | 5.39 | 5.50 | 560 | 5.21 | 4.88 | 4.98 | 4.83 | 477 | 4.51 | 493 | 5.13 | 505 | 501 | 4.80 | 60.00 | 20.16 |
| 2012 | 5.96 | 6.20 | 630 | 5.95 | 5.49 | 5.71 | 5.54 | 547 | 5.21 | 564 | 5.87 | 575 | 575 | 5.53 | 60.00 | 20.16 |
| 2013 | 6.27 | 6.65 | 675 | 6.42 | 5.82 | 6.18 | 6.00 | 592 | 5.66 | 610 | 6.34 | 620 | 622 | 6.00 | 75.00 | 35.95 |
| 2014 | 6.51 | 7.05 | 715 | 6.79 | 6.05 | 6.55 | 6.35 | 627 | 6.07 | 645 | 6.71 | 660 | 659 | 6.36 | 75.00 | 35.95 |
| 2015 | 6.70 | 7.40 | 750 | 7.05 | 6.17 | 6.81 | 6.60 | 652 | 6.42 | 670 | 6.97 | 695 | 685 | 6.62 | 76.50 | 37.53 |
| 2016 | 6.86 | 7.73 | 783 | 7.40 | 6.35 | 7.15 | 6.94 | 686 | 6.76 | 704 | 7.32 | 728 | 720 | 6.97 | 78.03 | 39.14 |
| 2017 | 6.99 | 8.03 | 813 | 7.72 | 6.50 | 7.46 | 7.24 | 716 | 7.06 | 734 | 7.64 | 758 | 752 | 7.28 | 79.59 | 40.78 |
| 2018 | 7.00 | 8.20 | 830 | 7.89 | 6.52 | 7.64 | 7.41 | 733 | 7.23 | 751 | 7.81 | 775 | 769 | 7.46 | 81.18 | 42.45 |
| 2019 | 7.00 | 8.36 | 846 | 8.06 | 6.53 | 7.81 | 7.57 | 749 | 7.39 | 767 | 7.98 | 791 | 786 | 7.63 | 82.08 | 43.40 |
| 2020+ | 7.00 | +2.0%/yr | +2.0%/yr | +2.0%/yr | 6.53 | +2.0%/yr | +2.0%/yr | +20%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr |

Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.
The plant gas price represents the price before raw gas gathering and processing charges are deducted.
AECO-C Spot refers to the one month price averaged for the year.

## CONSTANT PRICE ANALYSIS

## TABLE OF CONTENTS

| | Page |
|---|---|
| **DISCUSSION** | **45** |
| **SEC CONSTANT (2010-07-30)** | **46** |
| **SUMMARY OF RESERVES AND VALUES** | **47** |
| **COMPANY PRODUCTION, RESERVES AND PRESENT VALUE SUMMARY** | **48** |
| **ECONOMIC FORECASTS** | |
| Proved Producing | **49** |
| Proved Developed Nonproducing | **50** |
| Total Proved | **51** |
| Total Probable | **52** |
| Total Proved Plus Probable | **53** |

# CONSTANT PRICE ANALYSIS

## DISCUSSION

This section provides economic forecasts based on current costs and constant prices as follows:

> The average of the first day posted prices in each of the 12 months of the Company's fiscal year (consistent with U.S. SEC rules).

Historical price adjustments relating to factors such as product quality and transportation were applied on an individual property basis in cash flow calculations.

## GLJ Petroleum Consultants
## Crude Oil and Natural Gas Liquids
## SEC Constant 2010-07-31
## Effective July 31, 2010

| Year | Inflation % | Bank of Canada Average Noon Exchange Rate $US/$C | NYMEXWTI Near Month Futures Contract Crude Oil at Cushing Oklahoma | | Brent Blend Crude Oil FOB North Sea | Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton | Bow River Crude Oil Stream Quality at Hardisty | Lloyd Blend Crude Oil Stream Quality at Hardisty | WCS Crude Oil Stream Quality at Hardisty | Heavy Crude Oil Proxy (12 API) at Hardisty | Light Sour Crude Oil (35 API, 1.2%S) at Cromer | Medium Crude Oil (29 API, 2.0%S) at Cromer | Alberta Natural Gas Liquids (Then Current Dollars) | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Constant 2010 $ $US/bbl | Then Current $US/bbl | Then Current $US/bbl | Then Current $C/bbl | Then Current $C/bbl | Then Current $C/bbl | Then Current $C/bbl | Then Current $C/bbl | Then Current $C/bbl | Then Current $C/bbl | Spec Ethane $C/bbl | Edmonton Propane $C/bbl | Edmonton Butane $C/bbl | Edmonton Pentanes Plus $C/bbl |
| 2010 Q3-Q4 | 0.0 | 0.9497 | 76.02 | 76.02 | 75.03 | 76.99 | 69.07 | 67.13 | 68.18 | 61.57 | 74.24 | 73.69 | 13.05 | 46.19 | 61.59 | 82.32 |

## GLJ Petroleum Consultants
## Natural Gas and Sulphur
## SEC Constant 2010-07-31
## Effective July 01,2010

| Year | NYMEX Futures Contract Last 3 Day Price | | Midwest Price @ Chicago | AECO/NIT Spot | Alberta Plant Gate | | | | | Saskatchewan Plant Gate | | British Columbia | | Alberta | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Spot | | | | | | | | | | | |
| | Constant 2010 $ $US/MMbtu | Then Current $US/MMbtu | Then Current $US/MMbtu | Then Current $C/MMbtu | 2010 $ $C/MMbtu | Then Current $C/MMbtu | ARP $C/MMbtu | Aggregator $C/MMbtu | Alliance $C/MMbtu | SaskEnergy $C/MMbtu | Spot $C MMbtu | Sumas Spot $US/MMbtu | Westcoast Station 2 $C/MMbtu | Spot Plant Gate $C/MMbtu | Sulphur FOB Vancouver $US/LT | Sulphur at Plant Gate $C/LT |
| 2010 Q3-Q4 | 4.13 | 4.13 | 4.25 | 3.97 | 3.75 | 3.75 | 3.64 | 3.59 | 3.14 | 3.74 | 3.89 | 4.24 | 3.88 | 3.67 | 60.00 | 20.18 |

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Various |
| Property: | Corporate | Development Class: | Classifications |
| Description: | Properties | Pricing: | SEC Constant 2010-07-31 |
| | | Effective Date: | July 31, 2010 |

# Summary of Reserves and Values

| | Proved Producing | Proved Developed Non-producing | Proved Undeveloped | Total Proved | Total Probable | Total Proved Plus Probable |
|---|---|---|---|---|---|---|
| **MARKETABLE RESERVES** | | | | | | |
| **Light/Medium Oil (Mbbl)** | | | | | | |
| Total Company Interest | 231 | 63 | 0 | 294 | 132 | 426 |
| Working Interest | 231 | 63 | 0 | 294 | 132 | 426 |
| Net After Royalty | 202 | 58 | 0 | 261 | 120 | 380 |
| **Heavy Oil (Mbbl)** | | | | | | |
| Total Company Interest | 28 | 0 | 0 | 28 | 7 | 35 |
| Working Interest | 28 | 0 | 0 | 28 | 7 | 35 |
| Net After Royalty | 25 | 0 | 0 | 25 | 6 | 30 |
| **Oil Equivalent (Mbbl)** | | | | | | |
| Total Company Interest | 259 | 63 | 0 | 322 | 139 | 461 |
| Working Interest | 259 | 63 | 0 | 322 | 139 | 461 |
| Net After Royalty | 227 | 58 | 0 | 285 | 125 | 411 |
| **BEFORE TAX PRESENT VALUE (M$)** | | | | | | |
| 0% | 5,627 | 506 | 0 | 6,133 | 3,511 | 9,644 |
| 5% | 5,138 | 464 | 0 | 5,602 | 3,090 | 8,692 |
| 8% | 4,885 | 441 | 0 | 5,326 | 2,879 | 8,205 |
| 10% | 4,731 | 426 | 0 | 5,157 | 2,753 | 7,910 |
| 12% | 4,587 | 412 | 0 | 4,999 | 2,637 | 7,636 |
| 15% | 4,388 | 392 | 0 | 4,780 | 2,480 | 7,259 |
| 20% | 4,096 | 361 | 0 | 4,457 | 2,254 | 6,711 |
| **FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)** | | | | | | |
| 2010 (5 Months) | 913 | -306 | 0 | 607 | 30 | 636 |
| 2011 | 1,703 | 553 | 0 | 2,256 | 1,088 | 3,344 |
| 2012 | 1,208 | 250 | 0 | 1,459 | 812 | 2,271 |
| 2013 | 793 | 65 | 0 | 858 | 566 | 1,424 |
| 2014 | 606 | -44 | 0 | 561 | 287 | 848 |
| 2015 | 309 | -22 | 0 | 287 | 340 | 627 |

| | | | | |
|---|---|---|---|---|
| BOEFactors: | HVY OIL 1.0 | RES GAS 6.0 | PROPANE 1.0 | ETHANE 1.0 |
| | COND 1.0 | SLN GAS 6.0 | BUTANE 1.0 | SULPHUR 0.0 |

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Various |
| Property: | Corporate | Development Class: | Classifications |
| Description: | Properties | Pricing: | SEC Constant 2010-07-31 |
| | | Effective Date: | July 31, 2010 |

## Company Production, Reserves and Present Value Summary

| Entity Description | 2010 Company Interest Prod'n Gas Mcf/days | Oil bbl/days | NGL bbl/days | Oil Eq. boe/days | Company Interest Reserves Gas MMcf | Oil Mbbl | NGL Mbbl | Sulphur Mlt | Oil Eq. Mboe | Net After Royalty Reserves Gas MMcf | Oil Mbbl | NGL Mbbl | Sulphur Mlt | Oil Eq. Mboe | Reserve Life Index yrs | Before Income Tax Discounted Present Value (M$) 0% | 8% | 10% | 12% |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Proved Producing | 0 | 208 | 0 | 208 | 0 | 259 | 0 | 0 | 259 | 0 | 227 | 0 | 0 | 227 | 3.4 | 5,627 | 4,885 | 4,731 | 4,587 |
| Proved Developed Nonproducing | 0 | 50 | 0 | 50 | 0 | 63 | 0 | 0 | 63 | 0 | 58 | 0 | 0 | 58 | 3.5 | 506 | 441 | 426 | 412 |
| Proved Undeveloped | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0.0 | 0 | 0 | 0 | 0 |
| Total Proved | 0 | 258 | 0 | 258 | 0 | 322 | 0 | 0 | 322 | 0 | 285 | 0 | 0 | 285 | 3.4 | 6,133 | 5,326 | 5,157 | 4,999 |
| Total Probable | 0 | 60 | 0 | 60 | 0 | 139 | 0 | 0 | 139 | 0 | 125 | 0 | 0 | 125 | 6.3 | 3,511 | 2,879 | 2,753 | 2,637 |
| Total Proved Plus Probable | 0 | 318 | 0 | 318 | 0 | 461 | 0 | 0 | 461 | 0 | 411 | 0 | 0 | 411 | 4.0 | 9,644 | 8,205 | 7,910 | 7,636 |

| BOE Factors: | | | | | | | |
|---|---|---|---|---|---|---|---|
| HVY OIL | 1.0 | RES GAS | 6.0 | PROPANE | 1.0 | ETHANE | 1.0 |
| COND | 1.0 | SLN GAS | 6.0 | BUTANE | 1.0 | SULPHUR | 0.0 |

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Proved |
| Property: | Corporate | Development Class: | Producing |
| Description: | Properties | Pricing: | SEC Constant 2010-07-31 |
| | | Effective Date: | July 31, 2010 |

# Economic Forecast Summary

## PRODUCTION FORECAST

| | | Total Oil Production | | | | Total Gas Production | | | | Total NGL Production | | | | Total Oil Eq. Production | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Company Wells | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily Mcf/days | Company Yearly MMcf | Net Yearly MMcf | Price $/Mcf | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily boe/days | Company Yearly Mboe | Net Yearly Mboe |
| 2010 | 10 | 208 | 32 | 25 | 69.87 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 208 | 32 | 25 |
| 2011 | 10 | 166 | 61 | 50 | 69.87 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 166 | 61 | 50 |
| 2012 | 10 | 126 | 46 | 40 | 69.99 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 126 | 46 | 40 |
| 2013 | 10 | 98 | 36 | 32 | 70.16 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 98 | 36 | 32 |
| 2014 | 10 | 77 | 28 | 26 | 70.36 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 77 | 28 | 26 |
| 2015 | 10 | 60 | 22 | 21 | 70.51 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 60 | 22 | 21 |
| 2016 | 9 | 43 | 16 | 15 | 72.07 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 43 | 16 | 15 |
| 2017 | 6 | 29 | 10 | 10 | 72.75 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 29 | 10 | 10 |
| 2018 | 4 | 20 | 7 | 7 | 72.71 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 20 | 7 | 7 |
| 2019 | 1 | 1 | 0 | 0 | 70.84 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 1 | 0 | 0 |
| 2020 | 1 | 1 | 0 | 0 | 70.84 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 1 | 0 | 0 |
| 2021 | 1 | 1 | 0 | 0 | 70.84 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 1 | 0 | 0 |
| **Tot.** | | | **259** | **227** | **70.37** | | **0** | **0** | **0.00** | | **0** | **0** | **0.00** | | **259** | **227** |

## REVENUE AND EXPENSE FORECAST

| | Co. Revenue Before Burdens | | | Royalty Burdens | | | | | | | | | Before Tax Cash Flow | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Oil M$ | Gas M$ | Total M$ | Crown M$ | Other M$ | Net Rev. After Royalty M$ | Operating Expenses M$ | Mineral + Capital Taxes M$ | Other Income/ Expenses M$ | Aband. Costs M$ | Net Operating Income M$ | Capital Investment M$ | Annual M$ | Cum. M$ | 10.0% Dcf M$ |
| 2010 | 2,212 | 0 | 2,212 | 492 | 3 | 1,717 | 831 | 0 | 27 | 0 | 913 | 0 | 913 | 913 | 895 |
| 2011 | 4,235 | 0 | 4,235 | 768 | 7 | 3,460 | 1,808 | 0 | 51 | 0 | 1,703 | 0 | 1,703 | 2,616 | 2,456 |
| 2012 | 3,225 | 0 | 3,225 | 420 | 6 | 2,799 | 1,630 | 0 | 39 | 0 | 1,208 | 0 | 1,208 | 3,824 | 3,462 |
| 2013 | 2,508 | 0 | 2,508 | 232 | 6 | 2,271 | 1,508 | 0 | 30 | 0 | 793 | 0 | 793 | 4,617 | 4,062 |
| 2014 | 1,990 | 0 | 1,990 | 131 | 5 | 1,854 | 1,271 | 0 | 24 | 0 | 606 | 0 | 606 | 5,223 | 4,480 |
| 2015 | 1,550 | 0 | 1,550 | 70 | 5 | 1,475 | 1,147 | 0 | 18 | 37 | 309 | 0 | 309 | 5,532 | 4,673 |
| 2016 | 1,127 | 0 | 1,127 | 36 | 5 | 1,086 | 948 | 0 | 14 | 82 | 70 | 0 | 70 | 5,602 | 4,713 |
| 2017 | 760 | 0 | 760 | 18 | 4 | 738 | 631 | 0 | 10 | 37 | 80 | 0 | 80 | 5,682 | 4,754 |
| 2018 | 523 | 0 | 523 | 7 | 4 | 512 | 482 | 0 | 8 | 76 | -39 | 0 | -39 | 5,643 | 4,736 |
| 2019 | 30 | 0 | 30 | 0 | 4 | 27 | 22 | 0 | 0 | 0 | 5 | 0 | 5 | 5,648 | 4,738 |
| 2020 | 28 | 0 | 28 | 0 | 4 | 25 | 22 | 0 | 0 | 0 | 3 | 0 | 3 | 5,651 | 4,739 |
| 2021 | 22 | 0 | 22 | 0 | 3 | 19 | 18 | 0 | 0 | 25 | -24 | 0 | -24 | 5,627 | 4,731 |
| **Tot.** | **18,210** | **0** | **18,210** | **2,174** | **55** | **15,981** | **10,317** | **1** | **221** | **258** | **5,627** | **0** | **5,627** | **5,627** | **4,731** |
| Disc | 14,287 | 0 | 14,287 | 1,879 | 36 | 12,372 | 7,680 | 0 | 173 | 134 | 4,731 | 0 | 4,731 | 4,731 | 4,731 |

## RESERVES and NET PRESENT VALUE SUMMARY

| | | Remaining Reserves at Aug 01, 2010 | | | | Oil Equivalents | | | Reserve Life Indic. (yr) | |
|---|---|---|---|---|---|---|---|---|---|---|
| Product | Units | Working Interest | Roy/NPI Interest | Total Company | Net | Oil Eq. Factor | Company Mboe | % of Total | Reserve Life | Life Index |
| Light/Med Oil | Mbbl | 231 | 0 | 231 | 202 | 1.000 | 231 | 89 | 11.4 | 3.5 |
| Heavy Oil | Mbbl | 28 | 0 | 28 | 25 | 1.000 | 28 | 11 | 6.4 | 2.8 |
| Total: Oil | Mbbl | 259 | 0 | 259 | 227 | 1.000 | 259 | 100 | 11.4 | 3.4 |
| Total: Oil Eq. | Mboe | 259 | 0 | 259 | 227 | 1.000 | 259 | 100 | 11.4 | 3.4 |
| Total: Gas Eq. | MMcfe | 1,552 | 1 | 1,553 | 1,363 | | | | | |

**Net Present Value Before Income Tax**

| | | NPV Metrics - Co. Int. | |
|---|---|---|---|
| Disc. Rate % | NPV M$ | $/boe | $ per 1st yr boe/d |
| 0.0 | 5,627 | 21.75 | 27,035 |
| 5.0 | 5,138 | 19.86 | 24,685 |
| 8.0 | 4,885 | 18.88 | 23,470 |
| 10.0 | 4,731 | 18.28 | 22,729 |
| 12.0 | 4,587 | 17.72 | 22,036 |
| 15.0 | 4,388 | 16.96 | 21,081 |
| 20.0 | 4,096 | 15.83 | 19,678 |

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Proved |
| Property: | Corporate | Development Class: | Developed Nonproducing |
| Description: | Properties | Pricing: | SEC Constant 2010-07-31 |
| | | Effective Date: | July 31, 2010 |

# Economic Forecast Summary

## PRODUCTION FORECAST

| | | Total Oil Production | | | | Total Gas Production | | | | Total NGL Production | | | | Total Oil Eq. Production | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Company Wells | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily Mcf/days | Company Yearly MMcf | Net Yearly MMcf | Price $/Mcf | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily boe/days | Company Yearly Mboe | Net Yearly Mboe |
| 2010 | 8 | 50 | 8 | 6 | 72.84 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 50 | 8 | 6 |
| 2011 | 9 | 67 | 24 | 22 | 72.84 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 67 | 24 | 22 |
| 2012 | 9 | 47 | 17 | 16 | 72.84 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 47 | 17 | 16 |
| 2013 | 5 | 24 | 9 | 9 | 72.84 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 24 | 9 | 9 |
| 2014 | 3 | 12 | 4 | 4 | 72.84 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 12 | 4 | 4 |
| 2015 | 1 | 2 | 1 | 1 | 72.84 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 2 | 1 | 1 |
| 2016 | 0 | 0 | 0 | 0 | 72.84 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 |
| 2017 | 0 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 |
| 2018 | 0 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 |
| 2019 | 0 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 |
| 2020 | 0 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 |
| 2021 | 0 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 |
| **Tot.** | | | **63** | **58** | **72.84** | | **0** | **0** | **0.00** | | **0** | **0** | **0.00** | | **63** | **58** |

## REVENUE AND EXPENSE FORECAST

| | Co. Revenue Before Burdens | | | Royalty Burdens | | | | | | | | | Before Tax Cash Flow | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Oil M$ | Gas M$ | Total M$ | Crown M$ | Other M$ | Net Rev. After Royalty M$ | Operating Expenses M$ | Mineral + Capital Taxes M$ | Other Income/ Expenses M$ | Aband. Costs M$ | Net Operating Income M$ | Capital Investment M$ | Annual M$ | Cum. M$ | 10.0% Dcf M$ |
| 2010 | 552 | 0 | 552 | 85 | 14 | 453 | 220 | 0 | 6 | 21 | 218 | 524 | -306 | -306 | -300 |
| 2011 | 1,780 | 0 | 1,780 | 115 | 51 | 1,614 | 923 | 0 | 19 | 0 | 710 | 157 | 553 | 247 | 207 |
| 2012 | 1,247 | 0 | 1,247 | 24 | 36 | 1,187 | 858 | 0 | 13 | 92 | 250 | 0 | 250 | 498 | 416 |
| 2013 | 633 | 0 | 633 | 1 | 12 | 620 | 512 | 0 | 7 | 50 | 65 | 0 | 65 | 563 | 465 |
| 2014 | 322 | 0 | 322 | 0 | 5 | 317 | 297 | 0 | 4 | 68 | -44 | 0 | -44 | 518 | 434 |
| 2015 | 52 | 0 | 52 | 0 | 1 | 51 | 51 | 0 | 1 | 22 | -22 | 0 | -22 | 496 | 421 |
| 2016 | 1 | 0 | 1 | 0 | 1 | 0 | -7 | 0 | 0 | -3 | 10 | 0 | 10 | 506 | 426 |
| 2017 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 506 | 426 |
| 2018 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 506 | 426 |
| 2019 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 506 | 426 |
| 2020 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 506 | 426 |
| 2021 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 506 | 426 |
| **Tot.** | **4,588** | **0** | **4,588** | **226** | **121** | **4,242** | **2,855** | **0** | **50** | **249** | **1,188** | **681** | **506** | **506** | **426** |
| Disc | 3,946 | 0 | 3,946 | 210 | 105 | 3,631 | 2,397 | 0 | 43 | 194 | 1,084 | 658 | 426 | 426 | 426 |

## RESERVES and NET PRESENT VALUE SUMMARY

| | | Remaining Reserves at Aug 01, 2010 | | | | Oil Equivalents | | | Reserve Life Indic. (yr) | |
|---|---|---|---|---|---|---|---|---|---|---|
| Product | Units | Working Interest | Roy/NPI Interest | Total Company | Net | Oil Eq. Factor | Company Mboe | % of Total | Reserve Life | Life Index |
| Light/Med Oil | Mbbl | 63 | 0 | 63 | 58 | 1.000 | 63 | 100 | 6.4 | 3.5 |
| Total: Oil Eq. | Mboe | 63 | 0 | 63 | 58 | 1.000 | 63 | 100 | 6.4 | 3.5 |
| Total: Gas Eq. | MMcfe | 378 | 0 | 378 | 349 | | | | | |

**Net Present Value Before Income Tax**

| | | NPV Metrics - Co. Int. | |
|---|---|---|---|
| Disc. Rate % | NPV M$ | $/boe | $ per 1st yr boe/d |
| 0.0 | 506 | 8.04 | 10,154 |
| 5.0 | 464 | 7.37 | 9,308 |
| 8.0 | 441 | 7.00 | 8,841 |
| 10.0 | 426 | 6.77 | 8,547 |
| 12.0 | 412 | 6.54 | 8,263 |
| 15.0 | 392 | 6.22 | 7,860 |
| 20.0 | 361 | 5.73 | 7,238 |

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Proved |
| Property: | Corporate | Development Class: | Total |
| Description: | Properties | Pricing: | SEC Constant 2010-07-31 |
| | | Effective Date: | July 31, 2010 |

# Economic Forecast Summary

## PRODUCTION FORECAST

| | | Total Oil Production | | | | Total Gas Production | | | | Total NGL Production | | | | Total Oil Eq. Production | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Company Wells | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily Mcf/days | Company Yearly MMcf | Net Yearly MMcf | Price $/Mcf | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily boe/days | Company Yearly Mboe | Net Yearly Mboe |
| 2010 | 18 | 258 | 39 | 31 | 70.45 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 258 | 39 | 31 |
| 2011 | 19 | 233 | 85 | 72 | 70.73 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 233 | 85 | 72 |
| 2012 | 19 | 173 | 63 | 56 | 70.76 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 173 | 63 | 56 |
| 2013 | 16 | 122 | 44 | 41 | 70.69 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 122 | 44 | 41 |
| 2014 | 14 | 90 | 33 | 31 | 70.70 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 90 | 33 | 31 |
| 2015 | 11 | 62 | 23 | 22 | 70.58 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 62 | 23 | 22 |
| 2016 | 9 | 43 | 16 | 15 | 72.07 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 43 | 16 | 15 |
| 2017 | 6 | 29 | 10 | 10 | 72.75 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 29 | 10 | 10 |
| 2018 | 4 | 20 | 7 | 7 | 72.71 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 20 | 7 | 7 |
| 2019 | 1 | 1 | 0 | 0 | 70.84 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 1 | 0 | 0 |
| 2020 | 1 | 1 | 0 | 0 | 70.84 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 1 | 0 | 0 |
| 2021 | 1 | 1 | 0 | 0 | 70.84 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 1 | 0 | 0 |
| **Tot.** | | | **322** | **285** | **70.86** | | **0** | **0** | **0.00** | | **0** | **0** | **0.00** | | **322** | **285** |

## REVENUE AND EXPENSE FORECAST

| | Co. Revenue Before Burdens | | | Royalty Burdens | | | | | | | | | Before Tax Cash Flow | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Oil M$ | Gas M$ | Total M$ | Crown M$ | Other M$ | Net Rev. After Royalty M$ | Operating Expenses M$ | Mineral + Capital Taxes M$ | Other Income/ Expenses M$ | Aband. Costs M$ | Net Operating Income M$ | Capital Investment M$ | Annual M$ | Cum. M$ | 10.0% Dcf M$ |
| 2010 | 2,764 | 0 | 2,764 | 577 | 17 | 2,170 | 1,050 | 0 | 33 | 21 | 1,131 | 524 | 607 | 607 | 595 |
| 2011 | 6,015 | 0 | 6,015 | 884 | 58 | 5,073 | 2,731 | 0 | 71 | 0 | 2,413 | 157 | 2,256 | 2,863 | 2,662 |
| 2012 | 4,472 | 0 | 4,472 | 443 | 42 | 3,986 | 2,488 | 0 | 52 | 92 | 1,459 | 0 | 1,459 | 4,322 | 3,877 |
| 2013 | 3,142 | 0 | 3,142 | 233 | 18 | 2,891 | 2,020 | 0 | 37 | 50 | 858 | 0 | 858 | 5,180 | 4,527 |
| 2014 | 2,312 | 0 | 2,312 | 131 | 11 | 2,170 | 1,569 | 0 | 27 | 68 | 561 | 0 | 561 | 5,741 | 4,914 |
| 2015 | 1,602 | 0 | 1,602 | 70 | 6 | 1,526 | 1,198 | 0 | 19 | 60 | 287 | 0 | 287 | 6,029 | 5,094 |
| 2016 | 1,128 | 0 | 1,128 | 36 | 6 | 1,086 | 941 | 0 | 14 | 79 | 80 | 0 | 80 | 6,108 | 5,139 |
| 2017 | 760 | 0 | 760 | 18 | 4 | 738 | 631 | 0 | 10 | 37 | 80 | 0 | 80 | 6,188 | 5,180 |
| 2018 | 523 | 0 | 523 | 7 | 4 | 512 | 482 | 0 | 8 | 76 | -39 | 0 | -39 | 6,149 | 5,162 |
| 2019 | 30 | 0 | 30 | 0 | 4 | 27 | 22 | 0 | 0 | 0 | 5 | 0 | 5 | 6,154 | 5,164 |
| 2020 | 28 | 0 | 28 | 0 | 4 | 25 | 22 | 0 | 0 | 0 | 3 | 0 | 3 | 6,157 | 5,165 |
| 2021 | 22 | 0 | 22 | 0 | 3 | 19 | 18 | 0 | 0 | 25 | -24 | 0 | -24 | 6,133 | 5,157 |
| **Tot.** | **22,798** | **0** | **22,798** | **2,399** | **176** | **20,223** | **13,172** | **1** | **271** | **507** | **6,814** | **681** | **6,133** | **6,133** | **5,157** |
| Disc | 18,233 | 0 | 18,233 | 2,089 | 141 | 16,003 | 10,077 | 0 | 216 | 328 | 5,815 | 658 | 5,157 | 5,157 | 5,157 |

## RESERVES and NET PRESENT VALUE SUMMARY

| | | Remaining Reserves at Aug 01, 2010 | | | | Oil Equivalents | | | Reserve Life Indic. (yr) | |
|---|---|---|---|---|---|---|---|---|---|---|
| Product | Units | Working Interest | Roy/NPI Interest | Total Company | Net | Oil Eq. Factor | Company Mboe | % of Total | Reserve Life | Life Index |
| Light/Med Oil | Mbbl | 294 | 0 | 294 | 261 | 1.000 | 294 | 91 | 11.4 | 3.5 |
| Heavy Oil | Mbbl | 28 | 0 | 28 | 25 | 1.000 | 28 | 9 | 6.4 | 2.8 |
| Total: Oil | Mbbl | 322 | 0 | 322 | 285 | 1.000 | 322 | 100 | 11.4 | 3.4 |
| Total: Oil Eq. | Mboe | 322 | 0 | 322 | 285 | 1.000 | 322 | 100 | 11.4 | 3.4 |
| Total: Gas Eq. | MMcfe | 1,930 | 1 | 1,931 | 1,713 | | | | | |

**Net Present Value Before Income Tax**

| | | NPV Metrics - Co. Int. | |
|---|---|---|---|
| Disc. Rate % | NPV M$ | $/boe | $ per 1st yr boe/d |
| 0.0 | 6,133 | 19.06 | 23,772 |
| 5.0 | 5,602 | 17.41 | 21,713 |
| 8.0 | 5,326 | 16.55 | 20,643 |
| 10.0 | 5,157 | 16.03 | 19,987 |
| 12.0 | 4,999 | 15.54 | 19,374 |
| 15.0 | 4,780 | 14.85 | 18,525 |
| 20.0 | 4,457 | 13.85 | 17,274 |

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Probable |
| Property: | Corporate | Development Class: | Total |
| Description: | Properties | Pricing: | SEC Constant 2010-07-31 |
| | | Effective Date: | July 31, 2010 |

# Economic Forecast Summary

## PRODUCTION FORECAST

| | | Total Oil Production | | | | Total Gas Production | | | | Total NGL Production | | | | Total Oil Eq. Production | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Company Wells | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily Mcf/days | Company Yearly MMcf | Net Yearly MMcf | Price $/Mcf | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily boe/days | Company Yearly Mboe | Net Yearly Mboe |
| 2010 | 2 | 60 | 9 | 8 | 70.33 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 60 | 9 | 8 |
| 2011 | 2 | 75 | 27 | 23 | 71.27 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 75 | 27 | 23 |
| 2012 | 2 | 55 | 20 | 17 | 71.35 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 55 | 20 | 17 |
| 2013 | 4 | 47 | 17 | 15 | 71.61 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 47 | 17 | 15 |
| 2014 | 3 | 35 | 13 | 12 | 71.70 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 35 | 13 | 12 |
| 2015 | 4 | 31 | 11 | 11 | 71.94 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 31 | 11 | 11 |
| 2016 | 4 | 26 | 9 | 9 | 70.08 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 26 | 9 | 9 |
| 2017 | 4 | 21 | 8 | 7 | 72.83 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 21 | 8 | 7 |
| 2018 | 4 | 18 | 7 | 6 | 72.83 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 18 | 7 | 6 |
| 2019 | 4 | 24 | 9 | 9 | 72.83 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 24 | 9 | 9 |
| 2020 | 4 | 21 | 8 | 8 | 72.83 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 21 | 8 | 8 |
| 2021 | 0 | 0 | 0 | 0 | 70.84 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 |
| Sub. | | | 138 | 124 | 71.63 | | 0 | 0 | 0.00 | | 0 | 0 | 0.00 | | 138 | 124 |
| Rem. | | | 1 | 1 | 70.84 | | 0 | 0 | 0.00 | | 0 | 0 | 0.00 | | 1 | 1 |
| **Tot.** | | | **139** | **125** | **71.62** | | **0** | **0** | **0.00** | | **0** | **0** | **0.00** | | **139** | **125** |

## REVENUE AND EXPENSE FORECAST

| | Co. Revenue Before Burdens | | | Royalty Burdens | | | | | | | | | Before Tax Cash Flow | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Oil M$ | Gas M$ | Total M$ | Crown M$ | Other M$ | Net Rev. After Royalty M$ | Operating Expenses M$ | Mineral + Capital Taxes M$ | Other Income/ Expenses M$ | Aband. Costs M$ | Net Operating Income M$ | Capital Investment M$ | Annual M$ | Cum. M$ | 10.0% Dcf M$ |
| 2010 | 643 | 0 | 643 | 102 | 7 | 533 | 177 | 0 | 5 | -21 | 382 | 352 | 30 | 30 | 29 |
| 2011 | 1,946 | 0 | 1,946 | 295 | 20 | 1,632 | 560 | 0 | 16 | 0 | 1,088 | 0 | 1,088 | 1,118 | 1,026 |
| 2012 | 1,431 | 0 | 1,431 | 198 | 11 | 1,222 | 465 | 0 | 13 | -42 | 812 | 0 | 812 | 1,930 | 1,702 |
| 2013 | 1,217 | 0 | 1,217 | 104 | 17 | 1,096 | 525 | 0 | 12 | 17 | 566 | 0 | 566 | 2,496 | 2,131 |
| 2014 | 921 | 0 | 921 | 60 | 6 | 855 | 579 | 0 | 9 | -2 | 287 | 0 | 287 | 2,783 | 2,329 |
| 2015 | 812 | 0 | 812 | 40 | 0 | 771 | 457 | 0 | 9 | -17 | 340 | 0 | 340 | 3,123 | 2,541 |
| 2016 | 653 | 0 | 653 | 30 | 0 | 623 | 397 | 0 | 7 | 9 | 224 | 0 | 224 | 3,347 | 2,669 |
| 2017 | 565 | 0 | 565 | 22 | 1 | 542 | 457 | 0 | 6 | 2 | 89 | 0 | 89 | 3,436 | 2,715 |
| 2018 | 490 | 0 | 490 | 16 | 0 | 473 | 432 | 0 | 5 | -1 | 48 | 0 | 48 | 3,484 | 2,738 |
| 2019 | 642 | 0 | 642 | 13 | 0 | 629 | 549 | 0 | 10 | 0 | 89 | 0 | 89 | 3,573 | 2,776 |
| 2020 | 563 | 0 | 563 | 6 | 0 | 556 | 540 | 0 | 9 | 97 | -72 | 0 | -72 | 3,501 | 2,748 |
| 2021 | 8 | 0 | 8 | 0 | 1 | 7 | 4 | 0 | 0 | -25 | 28 | 0 | 28 | 3,529 | 2,758 |
| Sub. | 9,891 | 0 | 9,891 | 886 | 66 | 8,939 | 5,142 | 0 | 101 | 16 | 3,881 | 352 | 3,529 | 3,529 | 2,758 |
| Rem. | 74 | 0 | 74 | 0 | 9 | 65 | 58 | 0 | 0 | 25 | -18 | 0 | -18 | 3,511 | 2,753 |
| **Tot.** | **9,966** | **0** | **9,966** | **886** | **75** | **9,004** | **5,201** | **0** | **101** | **41** | **3,863** | **352** | **3,511** | **3,511** | **2,753** |
| Disc | 7,082 | 0 | 7,082 | 724 | 57 | 6,301 | 3,285 | 0 | 68 | -14 | 3,098 | 345 | 2,753 | 2,753 | 2,753 |

## RESERVES and NET PRESENT VALUE SUMMARY

| | | Remaining Reserves at Aug 01, 2010 | | | | Oil Equivalents | | | Reserve Life Indic. (yr) | |
|---|---|---|---|---|---|---|---|---|---|---|
| Product | Units | Working Interest | Roy/NPI Interest | Total Company | Net | Oil Eq. Factor | Company Mboe | % of Total | Reserve Life | Life Index |
| Light/Med Oil | Mbbl | 132 | 0 | 132 | 120 | 1.000 | 132 | 95 | 14.4 | 6.8 |
| Heavy Oil | Mbbl | 7 | 0 | 7 | 6 | 1.000 | 7 | 5 | 6.4 | 3.0 |
| Total: Oil | Mbbl | 139 | 0 | 139 | 125 | 1.000 | 139 | 100 | 14.4 | 6.3 |
| Total: Oil Eq. | Mboe | 139 | 0 | 139 | 125 | 1.000 | 139 | 100 | 14.4 | 6.3 |
| Total: Gas Eq. | MMcfe | 835 | 0 | 835 | 752 | | | | | |

**Net Present Value Before Income Tax**

| | | NPV Metrics - Co. Int. | |
|---|---|---|---|
| Disc. Rate % | NPV M$ | $/boe | $ per 1st yr boe/d |
| 0.0 | 3,511 | 25.23 | 58,432 |
| 5.0 | 3,090 | 22.20 | 51,422 |
| 8.0 | 2,879 | 20.69 | 47,917 |
| 10.0 | 2,753 | 19.79 | 45,820 |
| 12.0 | 2,637 | 18.95 | 43,891 |
| 15.0 | 2,480 | 17.82 | 41,272 |
| 20.0 | 2,254 | 16.20 | 37,521 |

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Proved Plus Probable |
| Property: | Corporate | Development Class: | Total |
| Description: | Properties | Pricing: | SEC Constant 2010-07-31 |
| | | Effective Date: | July 31, 2010 |

# Economic Forecast Summary

## PRODUCTION FORECAST

| | | Total Oil Production | | | | Total Gas Production | | | | Total NGL Production | | | | Total Oil Eq. Production | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Company Wells | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily Mcf/days | Company Yearly MMcf | Net Yearly MMcf | Price $/Mcf | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily boe/days | Company Yearly Mboe | Net Yearly Mboe |
| 2010 | 20 | 318 | 48 | 38 | 70.42 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 318 | 48 | 38 |
| 2011 | 22 | 308 | 112 | 95 | 70.86 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 308 | 112 | 95 |
| 2012 | 22 | 228 | 83 | 73 | 70.90 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 228 | 83 | 73 |
| 2013 | 20 | 168 | 61 | 56 | 70.94 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 168 | 61 | 56 |
| 2014 | 17 | 125 | 46 | 43 | 70.98 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 125 | 46 | 43 |
| 2015 | 15 | 93 | 34 | 32 | 71.03 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 93 | 34 | 32 |
| 2016 | 13 | 68 | 25 | 24 | 71.33 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 68 | 25 | 24 |
| 2017 | 9 | 50 | 18 | 18 | 72.78 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 50 | 18 | 18 |
| 2018 | 8 | 38 | 14 | 14 | 72.77 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 38 | 14 | 14 |
| 2019 | 5 | 25 | 9 | 9 | 72.74 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 25 | 9 | 9 |
| 2020 | 5 | 22 | 8 | 8 | 72.73 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 22 | 8 | 8 |
| 2021 | 1 | 1 | 0 | 0 | 70.84 | 0 | 0 | 0 | 0.00 | 0 | 0 | 0 | 0.00 | 1 | 0 | 0 |
| Sub. | | | 460 | 410 | 71.09 | | 0 | 0 | 0.00 | | 0 | 0 | 0.00 | | 460 | 410 |
| Rem. | | | 1 | 1 | 70.84 | | 0 | 0 | 0.00 | | 0 | 0 | 0.00 | | 1 | 1 |
| **Tot.** | | | **461** | **411** | **71.09** | | **0** | **0** | **0.00** | | **0** | **0** | **0.00** | | **461** | **411** |

## REVENUE AND EXPENSE FORECAST

| | Co. Revenue Before Burdens | | | Royalty Burdens | | | | | | | | | Before Tax Cash Flow | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Oil M$ | Gas M$ | Total M$ | Crown M$ | Other M$ | Net Rev. After Royalty M$ | Operating Expenses M$ | Mineral + Capital Taxes M$ | Other Income/ Expenses M$ | Aband. Costs M$ | Net Operating Income M$ | Capital Investment M$ | Annual M$ | Cum. M$ | 10.0% Dcf M$ |
| 2010 | 3,407 | 0 | 3,407 | 680 | 24 | 2,703 | 1,228 | 0 | 38 | 0 | 1,513 | 876 | 636 | 636 | 624 |
| 2011 | 7,961 | 0 | 7,961 | 1,178 | 78 | 6,705 | 3,291 | 0 | 87 | 0 | 3,501 | 157 | 3,344 | 3,981 | 3,688 |
| 2012 | 5,903 | 0 | 5,903 | 641 | 54 | 5,208 | 2,953 | 0 | 65 | 50 | 2,271 | 0 | 2,271 | 6,251 | 5,580 |
| 2013 | 4,359 | 0 | 4,359 | 337 | 35 | 3,987 | 2,544 | 0 | 48 | 67 | 1,424 | 0 | 1,424 | 7,676 | 6,658 |
| 2014 | 3,233 | 0 | 3,233 | 191 | 17 | 3,025 | 2,147 | 0 | 36 | 66 | 848 | 0 | 848 | 8,524 | 7,243 |
| 2015 | 2,414 | 0 | 2,414 | 110 | 7 | 2,297 | 1,655 | 0 | 28 | 43 | 627 | 0 | 627 | 9,151 | 7,635 |
| 2016 | 1,781 | 0 | 1,781 | 67 | 6 | 1,709 | 1,338 | 0 | 21 | 88 | 304 | 0 | 304 | 9,455 | 7,808 |
| 2017 | 1,325 | 0 | 1,325 | 40 | 6 | 1,279 | 1,088 | 0 | 17 | 39 | 169 | 0 | 169 | 9,624 | 7,895 |
| 2018 | 1,012 | 0 | 1,012 | 23 | 4 | 985 | 914 | 0 | 13 | 75 | 9 | 0 | 9 | 9,633 | 7,900 |
| 2019 | 673 | 0 | 673 | 13 | 4 | 656 | 571 | 0 | 10 | 0 | 94 | 0 | 94 | 9,727 | 7,940 |
| 2020 | 592 | 0 | 592 | 6 | 4 | 581 | 562 | 0 | 9 | 97 | -69 | 0 | -69 | 9,658 | 7,913 |
| 2021 | 31 | 0 | 31 | 0 | 4 | 27 | 22 | 0 | 0 | 0 | 5 | 0 | 5 | 9,663 | 7,915 |
| Sub. | 32,690 | 0 | 32,690 | 3,286 | 242 | 29,162 | 18,314 | 1 | 372 | 523 | 10,696 | 1,033 | 9,663 | 9,663 | 7,915 |
| Rem. | 74 | 0 | 74 | 0 | 9 | 65 | 58 | 0 | 0 | 25 | -18 | 0 | -18 | 9,644 | 7,910 |
| **Tot.** | **32,764** | **0** | **32,764** | **3,286** | **251** | **29,227** | **18,372** | **1** | **372** | **548** | **10,677** | **1,033** | **9,644** | **9,644** | **7,910** |
| Disc | 25,315 | 0 | 25,315 | 2,813 | 198 | 22,305 | 13,362 | 0 | 284 | 314 | 8,913 | 1,003 | 7,910 | 7,910 | 7,910 |

## RESERVES and NET PRESENT VALUE SUMMARY

| | | Remaining Reserves at Aug 01, 2010 | | | | Oil Equivalents | | | Reserve Life Indic. (yr) | |
|---|---|---|---|---|---|---|---|---|---|---|
| Product | Units | Working Interest | Roy/NPI Interest | Total Company | Net | Oil Eq. Factor | Company Mboe | % of Total | Reserve Life | Life Index |
| Light/Med Oil | Mbbl | 426 | 0 | 426 | 380 | 1.000 | 426 | 92 | 14.4 | 4.1 |
| Heavy Oil | Mbbl | 35 | 0 | 35 | 30 | 1.000 | 35 | 8 | 6.4 | 2.8 |
| Total: Oil | Mbbl | 461 | 0 | 461 | 411 | 1.000 | 461 | 100 | 14.4 | 4.0 |
| Total: Oil Eq. | Mboe | 461 | 0 | 461 | 411 | 1.000 | 461 | 100 | 14.4 | 4.0 |
| Total: Gas Eq. | MMcfe | 2,765 | 1 | 2,765 | 2,465 | | | | | |

**Net Present Value Before Income Tax**

| | | NPV Metrics - Co. Int. | |
|---|---|---|---|
| Disc. Rate % | NPV M$ | $/boe | $ per 1st yr boe/d |
| 0.0 | 9,644 | 20.92 | 30,319 |
| 5.0 | 8,692 | 18.86 | 27,325 |
| 8.0 | 8,205 | 17.80 | 25,795 |
| 10.0 | 7,910 | 17.16 | 24,867 |
| 12.0 | 7,636 | 16.57 | 24,005 |
| 15.0 | 7,259 | 15.75 | 22,822 |
| 20.0 | 6,711 | 14.56 | 21,098 |

## SECURITIES REPORTING

## TABLE OF CONTENTS

| | | Page |
|---|---|---|
| **OUTLINE** | | **55** |
| **DISCUSSION** | | **56** |
| **FORECAST PRICING RESERVES DATA** | | |
| Table FP-1 | Reserves And NPV Summary | 60 |
| Table FP-2 | Total Future Net Revenue (Undiscounted) | 61 |
| Table FP-3 | Future Net Revenue by Production Group | 62 |
| Table FP-4 | Forecast Prices Used | 63 |
| Table FP-5 | Reserves Reconciliation | 65 |
| Table FP-6 | After Tax Analysis - Undeveloped Reserves Attributed In Current Year | 66 |
| Table FP-7 | Company Annual Capital Expenditures | 67 |
| Table FP-8 | Company Annual Abandonment Costs | 68 |
| Table FP-9 | Summary of First Year Production and Oil and Gas Reserves | 69 |
| **CONSTANT PRICING RESERVES DATA - REPLACED WITH CORRECT PRICE DECK** | | |
| Table CP-1 | Reserves And NPV Summary | 70 |
| Table CP-2 | Total Future Net Revenue (Undiscounted) | 71 |
| Table CP-3 | Future Net Revenue by Production Group | 72 |
| Table CP-4 | Constant Prices Used | 73 |
| Table CP-5 | Reserves Reconciliation | 74 |
| Table CP-6 | After Tax Analysis - Undeveloped Reserves Attributed In Current Year | 75 |
| Table CP-7 | Company Annual Capital Expenditures | 76 |
| Table CP-8 | Company Annual Abandonment Costs | 77 |
| Table CP-9 | Summary of First Year Production and Oil and Gas Reserves | 78 |

# SECURITIES REPORTING OUTLINE

**PART 1 DATE OF STATEMENT**
- 1.1 Relevant Dates
  1. Effective Date
  2. Data Date
  3. Preparation Date

**PART 2 DISCLOSURE OF RESERVES DATA**
- 2.1 Reserves Data (Forecast Prices and Costs)
  1. Breakdown of Proved Reserves
  2. Net Present Value of Future Net Revenue
  3. Additional Information Concerning Future Net Revenue
- 2.2 Reserves Data (Constant Prices and Costs)
  1. Breakdown of Reserves
  2. Net Present Value of Future Net Revenue
  3. Additional Information Concerning Future Net Revenue

**PART 3 PRICING ASSUMPTIONS**
- 3.1 Constant Prices Used in Estimates
- 3.2 Forecast Prices Used in Estimates

**PART 4 RECONCILIATION OF CHANGES IN RESERVES**
- 4.1 Reserves Reconciliation

**PART 5 ADDITIONAL INFORMATION RELATING TO RESERVES DATA**
- 5.1 Undeveloped Reserves
- 5.2 Significant Factors or Uncertainties
- 5.3 Future Development Costs

**PART 6 OTHER OIL AND GAS INFORMATION**
- 6.3 Forward Contracts
- 6.4 Additional Information Concerning Abandonment and Reclamation Costs
- 6.5 Tax Horizon
- 6.8 Production Estimates

## SECURITIES REPORTING DISCUSSION

The Canadian Securities Administrators (CSA) have set out disclosure standards for Canadian publicly traded oil and gas companies in National Instrument 51-101 (NI 51-101).

This section presents reserves data following the item numbering and formatting in CSA Form 51-101F1 and the sample tables contained in Appendix 1 to the NI 51-101 Companion Policy (51-101CP).

The Report on Reserves Data, Form 51-101F2, is provided separately.

> ***Note Regarding Nomenclature:***
> Throughout this report, "Company Interest" reserves refers to the sum of royalty interest* and working interest reserves before deduction of royalty burdens payable. "Working Interest" reserves equate to those reserves that are referred to as "Company Gross" reserves by the Canadian Securities Administrators (CSA) in NI 51-101.
>
> In this Securities Reporting section, Company Gross (or working interest) volumes are presented in tables to correspond to NI 51-101 disclosure requirements.
>
> **Royalty interest reserves include royalty volumes derived only from other working interest owners.*

### PART 1 DATE OF STATEMENT

#### Item 1.1 Relevant Dates

1. Effective Date:
   The effective date of the reserves estimates and revenue projections in this report is July 31, 2010.

2. Data Date:
   Estimates of reserves and projections of production were generally prepared using general well information and production data available in the public domain to approximately June 30, 2010. In certain instances, the Company provided production and well information up to July 31, 2010. The Company has provided GLJ with a representation letter confirming that complete and correct information has been provided to GLJ.

3. Preparation Date:
   The preparation date (the latest date of receipt of information relevant to this evaluation) of this report is September 1, 2010.

## PART 2 DISCLOSURE OF RESERVES DATA

**Item 2.1 Reserves Data (Forecast Prices and Costs)**

**1.** Breakdown of Reserves (Forecast Case)
Refer to Table FP-1

**2.** Net Present Value of Future Net Revenue (Forecast Case)
Refer to Table FP-1

**3.** Additional Information Concerning Future Net Revenue (Forecast Case)

(a) and (b) Undiscounted Revenue and Costs
Refer to Table FP-2

(c) Discounted Future Net Revenue by Production Group
Refer to Table FP-3

**Item 2.2 Reserves Data (Constant Prices and Costs)** ***[OPTIONAL DISCLOSURE]***
**Note: Effective January 1, 2008, all information relating to Constant prices and Costs is optional disclosure under NI 51-101.**

**1.** Breakdown of Reserves (Constant Case)
Refer to Table CP-1

**2.** Net Present Value of Future Net Revenue (Constant Case)
Refer to Table CP-1

**3.** Additional Information Concerning Future Net Revenue (Constant Case)

(a) and (b) Undiscounted Revenue and Costs
Refer to Table CP-2

(c) Discounted Future Net Revenue by Production Group
Refer to Table CP-3

## PART 3 PRICING ASSUMPTIONS

**Item 3.1 Constant Prices Used in Estimates**

The reference benchmark prices (reflecting the average of the first day posted prices in each of the 12 months of the Company's fiscal year) used in the Constant price analysis, are provided in Table CP-4.

**Item 3.2** **Forecast Prices Used in Estimates**

1. (a) The forecast reference prices used in preparing the Company's reserves data are provided in Table FP-4.

This price forecast is GLJ's standard price forecast effective July 1, 2010.

## PART 4 RECONCILIATION OF CHANGES IN RESERVES

**Item 4.1** **Reserves Reconciliation**

A reserves reconciliation has been prepared.

## PART 5 ADDITIONAL INFORMATION RELATING TO RESERVES DATA

**Item 5.1** **Undeveloped Reserves**

**1.(a) and 2.(a) Year First Attributed**

Table FP-6 provides a summary of the undeveloped reserves first attributed during the current fiscal year and the Company total at the current year-end effective date.

GLJ notes that Canadian Securities Administrators have indicated a preference that undeveloped reserves be broken out as shown in the table below. Figures for the current year are provided in Table FP-6; values for prior years may be extracted from previous annual disclosure.

**1.(b) and 2.(b) General Basis for Reserves and Timing of Development**

Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook. The significant majority of the undeveloped reserves are scheduled to be developed within the next two years.

**Item 5.2** **Significant Factors or Uncertainties**

The evaluated oil and gas properties of the Company have no material extraordinary risks or uncertainties beyond those which are inherent of an oil and gas producing company.

**Item 5.3** **Future Development Costs**

1. Table FP-7 and Table CP-7 summarize capital development costs related to the recovery of the Company's reserves.

# PART 6 OTHER OIL AND GAS INFORMATION

## Item 6.3 Forward Contracts

In accordance with the provisions in NI 51-101, the impact of the company's financial hedges has not been included in this report.

## Item 6.4 Additional Information Concerning Abandonment and Reclamation Costs

The following aspects of the Company's future abandonment and reclamation costs have been included/excluded in the economic forecasts.

Included:

- Well Abandonment Costs:
  - existing and future reserves wells

Excluded:

- Well Abandonment Costs:
  - non-reserves wells
- Pipelines
- Production Facilities
- Site Reclamation

Total abandonment costs are included in the reserves data summarized in Table FP-8 and Table CP-8 ***[OPTIONAL DISCLOSURE]*** for the forecast and constant price cases, respectively.

## Item 6.5 Tax Horizon

GLJ was not requested by the Company to prepare an after income tax economic analysis.

Based on after tax economic forecasts prepared by GLJ, income taxes are payable by the Company beginning in 2011. After tax revenue projections are provided in the After Tax Analysis section of this report.

## Item 6.8 Production Estimates

Table FP-9 and Table CP-9 ***[OPTIONAL DISCLOSURE]*** present a forecast of the Company's production by product type in the first year of forecast.

Production for properties which individually account for 20 percent or more of the Company's forecast production (total proved plus probable reserves, BOE basis) in the first year of forecast has been identified separately in these tables.

Table FP-1

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Various |
| Property: | Corporate | Development Class: | Classifications |
| Description: | After Tax Analysis | Pricing: | GLJ (2010-07) |
| | | Effective Date: | July 31, 2010 |

## Summary Of Oil And Gas Reserves And Net Present Values of Future Net Revenue

### RESERVES SUMMARY

| | Light And Medium Oil | | Heavy Oil | | Natural Gas | | Natural Gas Liquids | | Total Oil Equivalent | |
|---|---|---|---|---|---|---|---|---|---|---|
| Reserves Category | Company Gross Mbbl | Company Net Mbbl | Company Gross Mbbl | Company Net Mbbl | Company Gross MMcf | Company Net MMcf | Company Gross Mbbl | Company Net Mbbl | Company Gross Mbbl | Company Net Mbbl |
| PROVED | | | | | | | | | | |
| Producing | 231 | 193 | 28 | 24 | 0 | 0 | 0 | 0 | 259 | 217 |
| Developed Nonproducing | 67 | 61 | 0 | 0 | 0 | 0 | 0 | 0 | 67 | 61 |
| Undeveloped | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TOTAL PROVED | 298 | 254 | 28 | 24 | 0 | 0 | 0 | 0 | 326 | 278 |
| TOTAL PROBABLE | 143 | 124 | 7 | 5 | 0 | 0 | 0 | 0 | 151 | 129 |
| TOTAL PROVED PLUSPROBABLE | 442 | 378 | 35 | 30 | 0 | 0 | 0 | 0 | 477 | 407 |

### NET PRESENT VALUE SUMMARY

| | Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year) | | | | | Unit Value Before Income Tax Discounted at 10%/year | |
|---|---|---|---|---|---|---|---|
| Reserves Category | 0% M$ | 5% M$ | 10% M$ | 15% M$ | 20% M$ | $/boe | $/Mcfe |
| PROVED | | | | | | | |
| Producing | 7,156 | 6,451 | 5,877 | 5,402 | 5,003 | 27.02 | 4.50 |
| Developed Nonproducing | 923 | 855 | 794 | 738 | 688 | 13.11 | 2.18 |
| Undeveloped | 0 | 0 | 0 | 0 | 0 | 0.00 | 0.00 |
| TOTAL PROVED | 8,080 | 7,306 | 6,670 | 6,140 | 5,692 | 23.99 | 4.00 |
| TOTAL PROBABLE | 4,532 | 3,928 | 3,456 | 3,081 | 2,778 | 26.74 | 4.46 |
| TOTAL PROVED PLUSPROBABLE | 12,612 | 11,235 | 10,127 | 9,221 | 8,469 | 24.86 | 4.14 |

| | Net Present Values of Future Net Revenue After Income Taxes Discounted At (%/year) | | | | |
|---|---|---|---|---|---|
| Reserves Category | 0% M$ | 5% M$ | 10% M$ | 15% M$ | 20% M$ |
| PROVED | | | | | |
| Producing | 7,058 | 6,360 | 5,792 | 5,322 | 4,929 |
| Developed Nonproducing | 654 | 602 | 555 | 512 | 474 |
| Undeveloped | 0 | 0 | 0 | 0 | 0 |
| TOTAL PROVED | 7,712 | 6,962 | 6,347 | 5,835 | 5,403 |
| TOTAL PROBABLE | 3,687 | 3,155 | 2,746 | 2,424 | 2,166 |
| TOTAL PROVED PLUSPROBABLE | 11,399 | 10,117 | 9,093 | 8,259 | 7,569 |

**Note: Unit values are based on Company Net Reserves.**

Table FP-2

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Various |
| Property: | Corporate | Development Class: | Classifications |
| Description: | After Tax Analysis | Pricing: | GLJ (2010-07) |
| | | Effective Date: | July 31, 2010 |

## Total Future Net Revenue (Undiscounted)

| Reserves Category | Revenue M$ | Royalties M$ | Operating Costs M$ | Capital Development Costs M$ | Abandonment Costs M$ | Future Net Revenue Before Income Taxes M$ | Income Tax M$ | Future Net Revenue After Income Taxes M$ |
|---|---|---|---|---|---|---|---|---|
| Proved Producing | 21,969 | 3,449 | 11,066 | 0 | 297 | 7,156 | 99 | 7,058 |
| Proved Developed Nonproducing | 5,751 | 559 | 3,315 | 684 | 268 | 923 | 269 | 654 |
| Proved Undeveloped | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Total Proved** | **27,719** | **4,009** | **14,381** | **684** | **566** | **8,080** | **368** | **7,712** |
| **Total Probable** | **13,704** | **1,861** | **6,891** | **352** | **68** | **4,532** | **846** | **3,687** |
| **Total Proved Plus Probable** | **41,424** | **5,870** | **21,272** | **1,036** | **634** | **12,612** | **1,213** | **11,399** |

**Notes**

1. Disclosure is required for Total Proved and Proved Plus Probable reserves

Table FP-3

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Various |
| Property: | Corporate | Development Class: | Classifications |
| Description: | After Tax Analysis | Pricing: | GLJ (2010-07) |
| | | Effective Date: | July 31, 2010 |

## Future Net Revenue by Production Group

| | Future Net Revenue Before Income Taxes [2] (Discounted at 10% per year) | | |
|---|---|---|---|
| | M$ | $/boe | $/Mcfe |
| ***Proved Producing*** | | | |
| Light & Medium Oil [1] | 5,628 | 29.12 | 4.85 |
| Heavy Oil [1] | 249 | 10.28 | 1.71 |
| **Total: Proved Producing** | **5,877** | **27.02** | **4.50** |
| ***Total Proved*** | | | |
| Light & Medium Oil [1] | 6,421 | 25.30 | 4.22 |
| Heavy Oil [1] | 249 | 10.28 | 1.71 |
| **Total: Total Proved** | **6,670** | **23.99** | **4.00** |
| ***Total Proved Plus Probable*** | | | |
| Light & Medium Oil [1] | 9,833 | 26.04 | 4.34 |
| Heavy Oil [1] | 294 | 9.91 | 1.65 |
| **Total: Total Proved Plus Probable** | **10,127** | **24.86** | **4.14** |

**Notes**
1. Including solution gas and other by-products
2. Unit values are based on Company Net Reserves.

### Percentage of Future Net Revenue (10% DCF)

*Total Proved*


Hvy Oil (3.7 %)
L & M Oil (96.3 %)

*Total Proved Plus Probable*


Hvy Oil (2.9 %)
L & M Oil (97.1 %)

**Table FP-4**
**FORECAST PRICES USED IN PREPARING RESERVES DATA**

GLJ Petroleum Consultants
**Crude Oil and Natural Gas Liquids**
**Price Forecast**
Effective July 1, 2010

| Year | Inflation % | Bank of Canada Average Noon Exchange Rate $US/$Cdn | NYMEX WTI Near Month Futures Contract Crude Oil at Cushing Oklahoma Constant 2010 $ $US/bbl | NYMEX WTI Near Month Futures Contract Crude Oil at Cushing Oklahoma Then Current $US/bbl | ICE BRENT Near Month Futures Contract Crude Oil FOB North Sea Then Current $US/bbl | Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton Then Current $Cdn/bbl | Bow River Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl | Lloyd Blend Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl | WCS Stream Quality at Hardisty Then Current $Cdn/bbl | Heavy Crude Oil Proxy (12 API) at Hardisty Then Current $Cdn/bbl | Light Crude Oil (35 API, 1.2%S) at Cromer Then Current $Cdn/bbl | Medium Crude Oil (29 API, 2.0%S) at Cromer Then Current $Cdn/bbl | Alberta Natural Gas Liquids (Then Current Dollars) Spec Ethane $Cdn/bbl | Edmonton Propane $Cdn/bbl | Edmonton Butane $Cdn/bbl | Edmonton Pentanes Plus $Cdn/bbl |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1996 | 1.6 | 0733 | 28.77 | 21.98 | 20.31 | 29.38 | 25.12 | 21.55 | N/A | 20.06 | 28.41 | 26.08 | N/A | 23.13 | 17.83 | 30.05 |
| 1997 | 1.6 | 0722 | 26.57 | 20.62 | 19.32 | 27.85 | 21.18 | 20.55 | N/A | 14.41 | 26.52 | 23.72 | N/A | 19.41 | 19.76 | 30.91 |
| 1998 | 1.0 | 0675 | 18.30 | 14.44 | 13.34 | 20.36 | 14.63 | 15.38 | N/A | 9.45 | 19.31 | 16.96 | N/A | 11.74 | 12.69 | 21.87 |
| 1999 | 1.7 | 0673 | 24.20 | 19.25 | 17.99 | 27.63 | 23.78 | 22.14 | N/A | 19.49 | 26.97 | 25.37 | N/A | 15.86 | 18.65 | 27.64 |
| 2000 | 2.7 | 0673 | 37.33 | 30.23 | 28.41 | 44.57 | 35.28 | 32.61 | N/A | 27.49 | 43.28 | 39.92 | N/A | 32.15 | 35.59 | 46.31 |
| 2001 | 2.5 | 0646 | 31.27 | 26.00 | 24.87 | 39.44 | 27.69 | 23.47 | N/A | 16.77 | 35.22 | 31.58 | N/A | 31.92 | 31.25 | 42.48 |
| 2002 | 2.3 | 0637 | 30.57 | 26.08 | 25.02 | 40.33 | 31.83 | 30.60 | N/A | 26.57 | 37.43 | 35.48 | N/A | 21.39 | 27.08 | 40.73 |
| 2003 | 2.8 | 0716 | 35.62 | 31.07 | 28.47 | 43.66 | 32.11 | 31.18 | N/A | 26.26 | 40.09 | 37.55 | N/A | 32.14 | 34.36 | 44.23 |
| 2004 | 1.8 | 0770 | 46.17 | 41.38 | 38.02 | 52.96 | 37.43 | 36.31 | N/A | 29.11 | 49.14 | 45.64 | N/A | 34.70 | 39.97 | 53.94 |
| 2005 | 2.2 | 0826 | 61.98 | 56.58 | 55.14 | 69.02 | 44.73 | 43.03 | 43.74 | 34.07 | 62.18 | 56.77 | N/A | 43.04 | 51.80 | 69.57 |
| 2006 | 2.0 | 0882 | 70.95 | 66.22 | 66.16 | 73.21 | 51.82 | 50.36 | 50.66 | 41.84 | 66.38 | 62.26 | N/A | 43.85 | 60.17 | 75.41 |
| 2007 | 2.2 | 0935 | 76.05 | 72.39 | 72.71 | 77.06 | 53.64 | 52.03 | 52.38 | 43.42 | 71.13 | 65.71 | N/A | 49.56 | 61.78 | 77.38 |
| 2008 | 2.4 | 0.943 | 102.44 | 99.64 | 98.30 | 102.89 | 84.31 | 82.60 | 82.95 | 74.94 | 98.08 | 93.10 | N/A | 58.38 | 7533 | 104.78 |
| 2009 | 0.4 | 0880 | 62.01 | 61.78 | 62.50 | 66.32 | 60.18 | 58.40 | 58.66 | 54.46 | 63.84 | 62.96 | N/A | 38.03 | 48.17 | 68.17 |
| 2010 Q1 | 1.6 | 0961 | 78.72 | 78.72 | 77.28 | 80.56 | 73.74 | 72.24 | 72.58 | 66.43 | 78.69 | 76.87 | N/A | 57.06 | 76.58 | 88.28 |
| 2010 Q2(e) | 1.8 | 0969 | 77.90 | 77.90 | 78.91 | 77.22 | 67.19 | 65.73 | 66.18 | 58.45 | 75.01 | 73.47 | N/A | 46.80 | 65.85 | 86.63 |
| 2010 Q3 | 2.0 | 0950 | 80.00 | 80.00 | 78.50 | 83.26 | 71.61 | 70.36 | 70.76 | 64.99 | 79.93 | 78.27 | 14.02 | 49.96 | 66.61 | 84.93 |
| 2010 Q4 | 2.0 | 0950 | 80.00 | 80.00 | 78.50 | 83.26 | 70.77 | 69.52 | 69.92 | 63.90 | 79.93 | 78.27 | 16.60 | 49.96 | 66.61 | 84.93 |
| 2010 Full Year | 1.9 | 0958 | 79.16 | 79.16 | 78.29 | 81.08 | 70.83 | 69.46 | 69.86 | 63.44 | 78.39 | 76.72 | N/A | 50.95 | 68.91 | 86.19 |
| 2010 Q3-Q4 | 2.0 | 0950 | 80.00 | 80.00 | 78.50 | 83.26 | 71.19 | 69.94 | 70.34 | 64.44 | 79.93 | 78.27 | 15.31 | 49.96 | 66.61 | 84.93 |
| 2011 | 2.0 | 0950 | 81.37 | 83.00 | 81.50 | 86.42 | 72.59 | 71.30 | 71.70 | 65.24 | 81.24 | 79.94 | 17.33 | 54.45 | 66.54 | 88.15 |
| 2012 | 2.0 | 0950 | 82.66 | 86.00 | 84.50 | 89.58 | 73.45 | 72.11 | 72.51 | 65.33 | 83.31 | 81.52 | 19.87 | 56.43 | 68.98 | 91.37 |
| 2013 | 2.0 | 0950 | 83.87 | 89.00 | 87.50 | 92.74 | 74.19 | 72.80 | 73.20 | 65.26 | 86.25 | 82.54 | 21.51 | 58.42 | 71.41 | 94.59 |
| 2014 | 2.0 | 0950 | 85.00 | 92.00 | 90.50 | 95.90 | 76.72 | 75.28 | 75.68 | 67.52 | 89.19 | 85.35 | 22.78 | 60.42 | 73.84 | 97.82 |
| 2015 | 2.0 | 0950 | 85.00 | 93.84 | 92.34 | 97.84 | 78.27 | 76.80 | 77.20 | 68.90 | 90.99 | 87.07 | 23.69 | 61.64 | 75.33 | 99.79 |
| 2016 | 2.0 | 0950 | 85.00 | 95.72 | 94.22 | 99.81 | 79.85 | 78.35 | 78.75 | 70.32 | 92.82 | 88.83 | 24.89 | 62.88 | 7685 | 101.81 |
| 2017 | 2.0 | 0950 | 85.00 | 97.64 | 96.14 | 101.83 | 81.46 | 79.93 | 80.33 | 71.76 | 94.70 | 90.63 | 25.98 | 64.15 | 7841 | 103.86 |
| 2018 | 2.0 | 0950 | 85.00 | 99.59 | 98.09 | 103.88 | 83.11 | 81.55 | 81.95 | 73.22 | 96.61 | 92.46 | 26.59 | 65.45 | 7999 | 105.96 |
| 2019 | 2.0 | 0950 | 85.00 | 101.58 | 100.08 | 105.98 | 84.78 | 83.19 | 83.59 | 74.72 | 98.56 | 94.32 | 27.17 | 66.77 | 8160 | 108.10 |
| 2020+ | 2.0 | 0950 | 85.00 | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr |

Historical futures contract price is an average of the daily settlement price of the near month contract over the calendar month.

**Table FP-4 (continued)**
**FORECAST PRICES USED IN PREPARING RESERVES DATA**

GLJ Petroleum Consultants
**Natural Gas and Sulphur**
**Price Forecast**
Effective July 1, 2010

| Year | Henry Hub Nymex Near Month Contract Constant 2010 $ $US/mmbtu | Henry Hub Nymex Near Month Contract Then Current $US/mmbtu | Midwest Price @ Chicago Then Current $US/mmbtu | AECO/NIT Spot Then Current $Cdn/mmbtu | Alberta Plant Gate Spot Constant 2010 $ $/mmbtu | Alberta Plant Gate Spot Then Current $/mmbtu | Alberta Plant Gate ARP $/mmbtu | Alberta Plant Gate Aggregator $/mmbtu | Alberta Plant Gate Alliance $/mmbtu | Saskatchewan Plant Gate SaskEnergy $/mmbtu | Saskatchewan Plant Gate Spot $/mmbtu | Sumas Spot $US/mmbtu | British Columbia Westcoast Station 2 $/mmbtu | British Columbia Spot Plant Gate $/mmbtu | Sulphur FOB Vancouver $US/LT | Alberta Sulphur at Plant Gate $Cdn/LT |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1996 | 3.28 | 2.51 | 2.73 | 1.39 | 1.64 | 1.26 | 1.63 | N/A | N/A | 1.52 | 1.28 | 1.32 | 1.49 | 1.47 | 36.28 | 6.48 |
| 1997 | 3.19 | 2.47 | 2.75 | 1.85 | 2.19 | 1.70 | 1.97 | N/A | N/A | 1.85 | 1.75 | 1.71 | 1.90 | 1.98 | 34.75 | 5.12 |
| 1998 | 2.74 | 2.16 | 2.20 | 2.03 | 2.38 | 1.87 | 1.94 | N/A | N/A | 2.05 | 2.13 | 1.60 | 2.15 | 2.00 | 24.59 | -8.51 |
| 1999 | 2.91 | 2.31 | 2.33 | 2.92 | 3.48 | 2.75 | 2.48 | N/A | N/A | 2.82 | 2.97 | 2.15 | 2.93 | 2.78 | 33.74 | 6.93 |
| 2000 | 5.32 | 4.32 | 3.98 | 5.08 | 6.07 | 4.93 | 4.50 | 4.44 | N/A | 4.79 | 5.16 | 4.15 | 5.08 | 4.88 | 38.14 | 13.59 |
| 2001 | 4.85 | 4.03 | 4.45 | 6.23 | 7.31 | 6.07 | 5.41 | 4.97 | 5.29 | 5.72 | 6.20 | 4.57 | 6.32 | 6.29 | 18.29 | -14.67 |
| 2002 | 3.94 | 3.36 | 3.25 | 4.04 | 4.55 | 3.88 | 3.88 | 3.64 | 3.66 | 4.04 | 4.08 | 2.88 | 4.18 | 3.93 | 29.38 | 3.04 |
| 2003 | 6.27 | 5.47 | 5.48 | 6.66 | 7.44 | 6.49 | 6.13 | 5.87 | 6.15 | 6.41 | 6.68 | 4.66 | 6.45 | 6.32 | 59.81 | 39.83 |
| 2004 | 6.90 | 6.18 | 6.13 | 6.88 | 7.48 | 6.70 | 6.31 | 6.16 | 6.39 | 6.48 | 6.85 | 5.26 | 6.58 | 6.45 | 62.99 | 38.61 |
| 2005 | 9.85 | 9.00 | 8.24 | 8.58 | 9.22 | 8.42 | 8.30 | 8.27 | 8.29 | 8.36 | 8.31 | 7.13 | 8.22 | 8.12 | 63.50 | 33.77 |
| 2006 | 7.49 | 6.99 | 6.93 | 7.16 | 7.48 | 6.96 | 6.57 | 6.36 | 6.34 | 6.67 | 6.97 | 6.27 | 6.58 | 6.45 | 55.07 | 19.27 |
| 2007 | 7.47 | 7.12 | 6.83 | 6.65 | 6.76 | 6.43 | 6.20 | 6.13 | 5.86 | 6.18 | 6.40 | 6.52 | 6.40 | 6.25 | 81.66 | 42.03 |
| 2008 | 9.15 | 8.90 | 8.91 | 8.16 | 8.14 | 7.92 | 7.88 | 8.06 | 7.84 | 8.07 | 8.03 | 8.33 | 8.21 | 8.09 | 497.39 | 488.64 |
| 2009 | 4.18 | 4.16 | 4.05 | 4.19 | 4.00 | 3.98 | 3.85 | 4.19 | 3.23 | 3.87 | 4.00 | 3.91 | 4.17 | 4.04 | 57.06 | 24.57 |
| 2010 Q1 | 5.04 | 5.04 | 5.70 | 5.39 | 5.14 | 5.14 | 4.79 | 4.65 | 4.50 | 5.05 | 4.99 | 5.59 | 5.27 | 5.16 | 73.15 | 33.14 |
| 2010 Q2 (e) | 4.24 | 4.24 | 4.30 | 4.09 | 3.85 | 3.85 | 3.68 | 3.63 | 3.11 | 3.76 | 4.95 | 4.02 | 3.87 | 3.73 | 85.02 | 44.25 |
| 2010 Q3 | 4.75 | 4.75 | 4.85 | 4.25 | 4.03 | 4.03 | 3.91 | 3.86 | 3.76 | 4.01 | 4.17 | 4.55 | 4.05 | 3.84 | 60.00 | 20.16 |
| 2010 Q4 | 5.25 | 5.25 | 5.35 | 5.00 | 4.77 | 4.77 | 4.63 | 4.57 | 4.25 | 4.73 | 4.92 | 5.05 | 4.80 | 4.59 | 60.00 | 20.16 |
| 2010 Full Year | 4.82 | 4.82 | 5.05 | 4.68 | 4.45 | 4.45 | 4.25 | 4.18 | 3.91 | 4.39 | 4.76 | 4.80 | 4.50 | 4.33 | 69.54 | 29.42 |
| 2010 Q3-Q4 | 5.00 | 5.00 | 5.10 | 4.62 | 4.40 | 4.40 | 4.27 | 4.21 | 4.01 | 4.37 | 4.55 | 4.80 | 4.43 | 4.21 | 60.00 | 20.16 |
| 2011 | 5.39 | 5.50 | 5.60 | 5.21 | 4.88 | 4.98 | 4.83 | 4.77 | 4.51 | 4.93 | 5.13 | 5.05 | 5.01 | 4.80 | 60.00 | 20.16 |
| 2012 | 5.98 | 6.20 | 6.30 | 5.95 | 5.49 | 5.71 | 5.54 | 5.47 | 5.21 | 5.64 | 5.87 | 5.75 | 5.75 | 5.53 | 60.00 | 20.16 |
| 2013 | 6.27 | 6.65 | 6.75 | 6.42 | 5.82 | 6.18 | 6.00 | 5.92 | 5.66 | 6.10 | 6.34 | 6.20 | 6.22 | 6.00 | 75.00 | 35.95 |
| 2014 | 6.51 | 7.05 | 7.15 | 6.79 | 6.05 | 6.55 | 6.35 | 6.27 | 6.07 | 6.45 | 6.71 | 6.60 | 6.59 | 6.36 | 75.00 | 35.95 |
| 2015 | 6.70 | 7.40 | 7.50 | 7.05 | 6.17 | 6.81 | 6.60 | 6.52 | 6.42 | 6.70 | 6.97 | 6.95 | 6.85 | 6.62 | 76.50 | 37.53 |
| 2016 | 6.86 | 7.73 | 7.83 | 7.40 | 6.35 | 7.15 | 6.94 | 6.86 | 6.76 | 7.04 | 7.32 | 7.28 | 7.20 | 6.97 | 78.03 | 39.14 |
| 2017 | 6.99 | 8.03 | 8.13 | 7.72 | 6.50 | 7.46 | 7.24 | 7.16 | 7.06 | 7.34 | 7.64 | 7.58 | 7.52 | 7.28 | 79.59 | 40.78 |
| 2018 | 7.00 | 8.20 | 8.30 | 7.89 | 6.52 | 7.64 | 7.41 | 7.33 | 7.23 | 7.51 | 7.81 | 7.75 | 7.69 | 7.46 | 81.18 | 42.45 |
| 2019 | 7.00 | 8.36 | 8.46 | 8.06 | 6.53 | 7.81 | 7.57 | 7.49 | 7.39 | 7.67 | 7.98 | 7.91 | 7.86 | 7.63 | 82.08 | 43.40 |
| 2020+ | 7.00 | +2.0%/yr | +2.0%/yr | +2.0%/yr | 6.53 | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr | +2.0%/yr |

Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.
The plant gate price represents the price before raw gas gathering and processing charges are deducted.
AECO-C Spot refers to the one month price averaged for the year.

**TABLE FP-5**
**JULY 31, 2010**
**RECONCILIATION OF COMPANY GROSS RESERVES**
**BY PRINCIPAL PRODUCT TYPE**

**FORECAST PRICES AND COSTS**

| | Total Oil | | | Light and Medium Oil | | | Heavy Oil | | | Natural Gas Liquids | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| FACTORS | Proved (Mbbl) | Probable (Mbbl) | Proved + Probable (Mbbl) | Proved (Mbbl) | Probable (Mbbl) | Proved + Probable (Mbbl) | Proved (Mbbl) | Probable (Mbbl) | Proved + Probable (Mbbl) | Proved (Mbbl) | Probable (Mbbl) | Proved + Probable (Mbbl) |
| July 31, 2009 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Discoveries | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Extensions* | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Infill Drilling* | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Improved Recovery* | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Technical Revisions | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Acquisitions | 326 | 151 | 477 | 298 | 144 | 442 | 28 | 7 | 35 | 0 | 0 | 0 |
| Dispositions | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Economic Factors | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Production | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| July 31, 2010 | 326 | 151 | 477 | 298 | 144 | 442 | 28 | 7 | 35 | 0 | 0 | 0 |

| | Total Gas | | | Conventional Natural Gas | | | Coal Bed Methane | | | BOE | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| FACTORS | Proved (MMcf) | Probable (MMcf) | Proved + Probable (MMcf) | Proved (MMcf) | Probable (MMcf) | Proved + Probable (MMcf) | Proved (MMcf) | Probable (MMcf) | Proved + Probable (MMcf) | Proved (Mboe) | Probable (Mboe) | Proved + Probable (Mboe) |
| July 31, 2009 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Discoveries | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Extensions* | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Infill Drilling* | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Improved Recovery* | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Technical Revisions | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Acquisitions | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 326 | 151 | 477 |
| Dispositions | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Economic Factors | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Production | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| July 31, 2010 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 326 | 151 | 477 |

** The above change categories correspond to standards set out in the Canadian Oil and Gas Evaluation Handbook. For reporting under NI 51-101, reserves additions under Infill Drilling, Improved Recovery and Extensions should be combined and reported as "Extensions and Improved Recovery".*

Table FP-6

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Various |
| Property: | Corporate | Development Class: | Classifications |
| Description: | After Tax Analysis | Pricing: | GLJ (2010-07) |
| | | Effective Date: | July 31, 2010 |

# Undeveloped Reserves Attributed in Current Year

**Proved Undeveloped Reserves**

| L&M Oil (Mbbl) | | Heavy Oil (Mbbl) | | Conventional Natural Gas (MMcf) | | Natural Gas Liquids (Mbbl) | | BOE (Mbbl) | |
|---|---|---|---|---|---|---|---|---|---|
| Attributed This Year* | Current Total | Attributed This Year | Current Total | Attributed This Year | Current Total | Attributed This Year | Current Total | Attributed This Year | Current Total |
| 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

**Probable Undeveloped Reserves**

| L&M Oil (Mbbl) | | Heavy Oil (Mbbl) | | Conventional Natural Gas (MMcf) | | Natural Gas Liquids (Mbbl) | | BOE (Mbbl) | |
|---|---|---|---|---|---|---|---|---|---|
| Attributed This Year | Current Total | Attributed This Year | Current Total | Attributed This Year | Current Total | Attributed This Year | Current Total | Attributed This Year | Current Total |
| 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

* Refers to reserves first attributed in this fiscal year ending on the effective date.

| BOEFactors: | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | HVY OIL | 1.0 | RES GAS | 6.0 | PROPANE | 1.0 | ETHANE | 1.0 |
| | COND | 1.0 | SLN GAS | 6.0 | BUTANE | 1.0 | SULPHUR | 0.0 |

Table FP-7

Company: Cougar Oil and Gas Canada Inc.
Property: Corporate
Description: After Tax Analysis

Reserve Class: Various
Development Class: Classifications
Pricing: GLJ (2010-07)
Effective Date: July 31, 2010

## Company Annual Capital Expenditures (M$)

| | Year | | | | | | | | | | | | Totals | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Entity Description | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | Subtotal | Remainder | Total | 10% Discounted |
| Proved Producing | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Total Proved | 524 | 160 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 684 | 0 | 684 | 661 |
| Total Proved Plus Probable | 876 | 160 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,036 | 0 | 1,036 | 1,006 |

Table FP-8

Company: Cougar Oil and Gas Canada Inc.
Property: Corporate
Description: After Tax Analysis

Reserve Class: Various
Development Class: Classifications
Pricing: GLJ (2010-07)
Effective Date: July 31, 2010

## Company Annual Abandonment Costs (M$)

| | Year | | | | | | | | | | | | Totals | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Entity Description | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | Subtotal | Remainder | Total | 10% Discounted |
| Proved Producing | 0 | 0 | 0 | 0 | 0 | 41 | 93 | 0 | 132 | 0 | 0 | 31 | 297 | 0 | 297 | 152 |
| Total Proved | 0 | 0 | 48 | 71 | 77 | 117 | 69 | 21 | 132 | 0 | 0 | 31 | 566 | 0 | 566 | 343 |
| Total Proved Plus Probable | 0 | 0 | 0 | 53 | 89 | 55 | 147 | 21 | 43 | 51 | 20 | 26 | 505 | 129 | 634 | 329 |

Table FP-9

Company: Cougar Oil and Gas Canada Inc.
Property: Corporate
Description: After Tax Analysis

Reserve Class: Various
Development Class: Classifications
Pricing: GLJ (2010-07)
Effective Date: July 31, 2010

## Summary of First Year Production and Oil and Gas Reserves

**2010 Average Daily Production**

| Entity Description | Light and Medium Oil Company Gross bbl/days | Light and Medium Oil Company Net bbl/days | Heavy Oil Company Gross bbl/days | Heavy Oil Company Net bbl/days | Natural Gas Company Gross Mcf/days | Natural Gas Company Net Mcf/days | Natural Gas Liquids Company Gross bbl/days | Natural Gas Liquids Company Net bbl/days | Oil Equivalent Company Gross bbl/days | Oil Equivalent Company Net bbl/days |
|---|---|---|---|---|---|---|---|---|---|---|
| ***Proved Producing*** | | | | | | | | | | |
| Trout - Sword | 167 | 124 | 0 | 0 | 0 | 0 | 0 | 0 | 167 | 124 |
| Other Properties | 14 | 13 | 27 | 21 | 0 | 0 | 0 | 0 | 41 | 34 |
| **Total: Proved Producing** | **181** | **137** | **27** | **21** | **0** | **0** | **0** | **0** | **208** | **158** |
| ***Proved Developed Nonproducing*** | | | | | | | | | | |
| Trout - Sword | 50 | 40 | 0 | 0 | 0 | 0 | 0 | 0 | 50 | 40 |
| Other Properties | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Total: Proved Developed Nonproducing** | **50** | **40** | **0** | **0** | **0** | **0** | **0** | **0** | **50** | **40** |
| ***Proved Undeveloped*** | | | | | | | | | | |
| Trout - Sword | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Other Properties | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Total: Proved Undeveloped** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| ***Total Proved*** | | | | | | | | | | |
| Trout - Sword | 217 | 164 | 0 | 0 | 0 | 0 | 0 | 0 | 217 | 164 |
| Other Properties | 14 | 13 | 27 | 21 | 0 | 0 | 0 | 0 | 41 | 34 |
| **Total: Total Proved** | **231** | **177** | **27** | **21** | **0** | **0** | **0** | **0** | **258** | **198** |
| ***Total Probable*** | | | | | | | | | | |
| Trout - Sword | 41 | 35 | 0 | 0 | 0 | 0 | 0 | 0 | 41 | 35 |
| Other Properties | 13 | 10 | 7 | 4 | 0 | 0 | 0 | 0 | 19 | 14 |
| **Total: Total Probable** | **53** | **45** | **7** | **4** | **0** | **0** | **0** | **0** | **60** | **49** |
| ***Total Proved Plus Probable*** | | | | | | | | | | |
| Trout - Sword | 257 | 199 | 0 | 0 | 0 | 0 | 0 | 0 | 257 | 199 |
| Other Properties | 27 | 22 | 34 | 25 | 0 | 0 | 0 | 0 | 61 | 48 |
| **Total: Total Proved Plus Probable** | **284** | **222** | **34** | **25** | **0** | **0** | **0** | **0** | **318** | **247** |

**Reserves**

| Entity Description | Light and Medium Oil Company Gross Mbbl | Light and Medium Oil Company Net Mbbl | Heavy Oil Company Gross Mbbl | Heavy Oil Company Net Mbbl | Natural Gas Company Gross MMcf | Natural Gas Company Net MMcf | Natural Gas Liquids Company Gross Mbbl | Natural Gas Liquids Company Net Mbbl | Oil Equivalent Company Gross Mbbl | Oil Equivalent Company Net Mbbl |
|---|---|---|---|---|---|---|---|---|---|---|
| ***Proved Producing*** | | | | | | | | | | |
| Trout - Sword | 207 | 171 | 0 | 0 | 0 | 0 | 0 | 0 | 207 | 171 |
| Other Properties | 25 | 23 | 28 | 24 | 0 | 0 | 0 | 0 | 52 | 47 |
| **Total: Proved Producing** | **231** | **193** | **28** | **24** | **0** | **0** | **0** | **0** | **259** | **217** |
| ***Proved Developed Nonproducing*** | | | | | | | | | | |
| Trout - Sword | 67 | 61 | 0 | 0 | 0 | 0 | 0 | 0 | 67 | 61 |
| Other Properties | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Total: Proved Developed Nonproducing** | **67** | **61** | **0** | **0** | **0** | **0** | **0** | **0** | **67** | **61** |
| ***Proved Undeveloped*** | | | | | | | | | | |
| Trout - Sword | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Other Properties | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Total: Proved Undeveloped** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| ***Total Proved*** | | | | | | | | | | |
| Trout - Sword | 274 | 231 | 0 | 0 | 0 | 0 | 0 | 0 | 274 | 231 |
| Other Properties | 25 | 23 | 28 | 24 | 0 | 0 | 0 | 0 | 52 | 47 |
| **Total: Total Proved** | **298** | **254** | **28** | **24** | **0** | **0** | **0** | **0** | **326** | **278** |
| ***Total Probable*** | | | | | | | | | | |
| Trout - Sword | 126 | 109 | 0 | 0 | 0 | 0 | 0 | 0 | 126 | 109 |
| Other Properties | 17 | 15 | 7 | 5 | 0 | 0 | 0 | 0 | 25 | 21 |
| **Total: Total Probable** | **143** | **124** | **7** | **5** | **0** | **0** | **0** | **0** | **151** | **129** |
| ***Total Proved Plus Probable*** | | | | | | | | | | |
| Trout - Sword | 400 | 340 | 0 | 0 | 0 | 0 | 0 | 0 | 400 | 340 |
| Other Properties | 42 | 38 | 35 | 30 | 0 | 0 | 0 | 0 | 77 | 68 |
| **Total: Total Proved Plus Probable** | **442** | **378** | **35** | **30** | **0** | **0** | **0** | **0** | **477** | **407** |

| BOE Factors: | | | | | | | |
|---|---|---|---|---|---|---|---|
| HVY OIL | 1.0 | RES GAS | 6.0 | PROPANE | 1.0 | ETHANE | 1.0 |
| COND | 1.0 | SLN GAS | 6.0 | BUTANE | 1.0 | SULPHUR | 0.0 |

Table CP-1

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Various |
| Property: | Corporate | Development Class: | Classifications |
| Description: | After Tax Analysis | Pricing: | SEC Constant 2010-07-31 |
| | | Effective Date: | July 31, 2010 |

## Summary Of Oil And Gas Reserves And Net Present Values of Future Net Revenue

### RESERVES SUMMARY

| Reserves Category | Light And Medium Oil | | Heavy Oil | | Natural Gas | | Natural Gas Liquids | | Total Oil Equivalent | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Company Gross Mbbl | Company Net Mbbl | Company Gross Mbbl | Company Net Mbbl | Company Gross MMcf | Company Net MMcf | Company Gross Mbbl | Company Net Mbbl | Company Gross Mbbl | Company Net Mbbl |
| PROVED | | | | | | | | | | |
| Producing | 231 | 202 | 28 | 25 | 0 | 0 | 0 | 0 | 259 | 227 |
| Developed Nonproducing | 63 | 58 | 0 | 0 | 0 | 0 | 0 | 0 | 63 | 58 |
| Undeveloped | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TOTAL PROVED | 294 | 261 | 28 | 25 | 0 | 0 | 0 | 0 | 322 | 285 |
| TOTAL PROBABLE | 132 | 120 | 7 | 6 | 0 | 0 | 0 | 0 | 139 | 125 |
| TOTAL PROVED PLUSPROBABLE | 426 | 380 | 35 | 30 | 0 | 0 | 0 | 0 | 461 | 411 |

### NET PRESENT VALUE SUMMARY

| Reserves Category | Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year) | | | | | Unit Value Before Income Tax Discounted at 10%/year | |
|---|---|---|---|---|---|---|---|
| | 0% M$ | 5% M$ | 10% M$ | 15% M$ | 20% M$ | $/boe | $/Mcfe |
| PROVED | | | | | | | |
| Producing | 5,627 | 5,138 | 4,731 | 4,388 | 4,096 | 20.82 | 3.47 |
| Developed Nonproducing | 506 | 464 | 426 | 392 | 361 | 7.32 | 1.22 |
| Undeveloped | 0 | 0 | 0 | 0 | 0 | 0.00 | 0.00 |
| TOTAL PROVED | 6,133 | 5,602 | 5,157 | 4,780 | 4,457 | 18.06 | 3.01 |
| TOTAL PROBABLE | 3,511 | 3,090 | 2,753 | 2,480 | 2,254 | 21.95 | 3.66 |
| TOTAL PROVED PLUSPROBABLE | 9,644 | 8,692 | 7,910 | 7,259 | 6,711 | 19.25 | 3.21 |

| Reserves Category | Net Present Values of Future Net Revenue After Income Taxes Discounted At (%/year) | | | | |
|---|---|---|---|---|---|
| | 0% M$ | 5% M$ | 10% M$ | 15% M$ | 20% M$ |
| PROVED | | | | | |
| Producing | 5,627 | 5,138 | 4,731 | 4,388 | 4,096 |
| Developed Nonproducing | 376 | 341 | 309 | 281 | 255 |
| Undeveloped | 0 | 0 | 0 | 0 | 0 |
| TOTAL PROVED | 6,003 | 5,479 | 5,040 | 4,669 | 4,351 |
| TOTAL PROBABLE | 2,949 | 2,567 | 2,266 | 2,023 | 1,825 |
| TOTAL PROVED PLUSPROBABLE | 8,952 | 8,046 | 7,306 | 6,692 | 6,176 |

**Note: Unit values are based on Company Net Reserves.**

Table CP-2

| | | | |
|---|---|---|---|
| Company: | **Cougar Oil and Gas Canada Inc.** | Reserve Class: | **Various** |
| Property: | **Corporate** | Development Class: | **Classifications** |
| Description: | **After Tax Analysis** | Pricing: | **SEC Constant 2010-07-31** |
| | | Effective Date: | **July 31, 2010** |

## Total Future Net Revenue (Undiscounted)

| Reserves Category | Revenue M$ | Royalties M$ | Operating Costs M$ | Capital Development Costs M$ | Abandonment Costs M$ | Future Net Revenue Before Income Taxes M$ | Income Tax M$ | Future Net Revenue After Income Taxes M$ |
|---|---|---|---|---|---|---|---|---|
| Proved Producing | 18,431 | 2,230 | 10,317 | 0 | 258 | 5,627 | 0 | 5,627 |
| Proved Developed Nonproducing | 4,638 | 347 | 2,855 | 681 | 249 | 506 | 130 | 376 |
| Proved Undeveloped | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Total Proved** | **23,070** | **2,576** | **13,172** | **681** | **507** | **6,133** | **130** | **6,003** |
| **Total Probable** | **10,066** | **962** | **5,201** | **352** | **41** | **3,511** | **562** | **2,949** |
| **Total Proved Plus Probable** | **33,136** | **3,538** | **18,372** | **1,033** | **548** | **9,644** | **693** | **8,952** |

**Notes**

1. Disclosure is required for Total Proved and Proved Plus Probable reserves

Table CP-3

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Various |
| Property: | Corporate | Development Class: | Classifications |
| Description: | After Tax Analysis | Pricing: | SEC Constant 2010-07-31 |
| | | Effective Date: | July 31, 2010 |

## Future Net Revenue by Production Group

| | Future Net Revenue Before Income Taxes [2] (Discounted at 10% per year) | | |
|---|---|---|---|
| | M$ | $/boe | $/Mcfe |
| ***Proved Producing*** | | | |
| Light & Medium Oil [1] | 4,505 | 22.26 | 3.71 |
| Heavy Oil [1] | 226 | 9.09 | 1.51 |
| **Total: Proved Producing** | **4,731** | **20.82** | **3.47** |
| ***Total Proved*** | | | |
| Light & Medium Oil [1] | 4,931 | 18.92 | 3.15 |
| Heavy Oil [1] | 226 | 9.09 | 1.51 |
| **Total: Total Proved** | **5,157** | **18.06** | **3.01** |
| ***Total Proved Plus Probable*** | | | |
| Light & Medium Oil [1] | 7,643 | 20.09 | 3.35 |
| Heavy Oil [1] | 267 | 8.77 | 1.46 |
| **Total: Total Proved Plus Probable** | **7,910** | **19.25** | **3.21** |

**Notes**
1. Including solution gas and other by-products
2. Unit values are based on Company Net Reserves.

### Percentage of Future Net Revenue (10% DCF)

*Total Proved*



Hvy Oil (4.4 %)
L & M Oil (95.6 %)

*Total Proved Plus Probable*



Hvy Oil (3.4 %)
L & M Oil (96.6 %)

## Table CP-4
## GLJ Petroleum Consultants
## Crude Oil and Natural Gas Liquids
## SEC Constant 2010-07-30
## Effective July 01,2010

| Year | Inflation % | Bank of Canada Average Noon Exchange Rate $US/$C | NYMEXWTI Near Month Futures Contract Crude Oil at Cushing Oklahoma | | Brent Blend Crude Oil FOB North Sea | Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton | Bow River Crude Oil Stream Quality at Hardisty | Lloyd Blend Crude Oil Stream Quality at Hardisty | WCS Crude Oil Stream Quality at Hardisty | Heavy Crude Oil Proxy (12 API) at Hardisty | Light Sour Crude Oil (35 API, 1.2%S) at Cromer | Medium Crude Oil (29 API, 2.0%S) at Cromer | Alberta Natural Gas Liquids (Then Current Dollars) | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Constant 2010 $ $US/bbl | Then Current $US/bbl | Then Current $US/bbl | Then Current $C/bbl | Then Current $C/bbl | Then Current $C/bbl | Then Current $C/bbl | Then Current $C/bbl | Then Current $C/bbl | Then Current $C/bbl | Spec Ethane $C/bbl | Edmonton Propane $C/bbl | Edmonton Butane $C/bbl | Edmonton Pentanes Plus $C/bbl |
| 2010 Q3-Q4 | 0.0 | 0.9497 | 76.02 | 76.02 | 75.03 | 76.99 | 69.07 | 67.13 | 68.18 | 61.57 | 74.24 | 73.69 | 13.05 | 46.19 | 61.59 | 82.32 |

## GLJ Petroleum Consultants
## Natural Gas and Sulphur
## SEC Constant 2010-07-30
## Effective July 01,2010

| Year | NYMEX Futures Contract Last 3 Day Price | | Midwest Price @ Chicago | AECO/NIT Spot | Alberta Plant Gate | | | | | Saskatchewan Plant Gate | | Sumas Spot | British Columbia | | Sulphur FOB Vancouver | Alberta Sulphur at Plant Gate |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Spot | | | | | | | | | | | |
| | Constant 2010 $ $US/MMbtu | Then Current $US/MMbtu | Then Current $US/MMbtu | Then Current $C/MMbtu | 2010 $ $C/MMbtu | Then Current $C/MMbtu | ARP $C/MMbtu | Aggregator $C/MMbtu | Alliance $C/MMbtu | SaskEnergy $C/MMbtu | Spot $C/MMbtu | $US/MMbtu | Westcoast Station 2 $C/MMbtu | Spot Plant Gate $C/MMbtu | $US/LT | $C/LT |
| 2010 Q3-Q4 | 4.13 | 4.13 | 4.25 | 3.97 | 3.75 | 3.75 | 3.64 | 3.59 | 3.14 | 3.74 | 3.89 | 4.24 | 3.88 | 3.67 | 60.00 | 20.18 |

# TABLE CP-5

## RESERVES RECONCILIATION

Table NOT Applicable.

Table CP-6

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Various |
| Property: | Corporate | Development Class: | Classifications |
| Description: | After Tax Analysis | Pricing: | SEC Constant 2010-07-31 |
| | | Effective Date: | July 31, 2010 |

# Undeveloped Reserves Attributed in Current Year

## Proved Undeveloped Reserves

| L&M Oil (Mbbl) | | Heavy Oil (Mbbl) | | Conventional Natural Gas (MMcf) | | Natural Gas Liquids (Mbbl) | | BOE (Mbbl) | |
|---|---|---|---|---|---|---|---|---|---|
| Attributed This Year* | Current Total | Attributed This Year | Current Total | Attributed This Year | Current Total | Attributed This Year | Current Total | Attributed This Year | Current Total |
| 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

## Probable Undeveloped Reserves

| L&M Oil (Mbbl) | | Heavy Oil (Mbbl) | | Conventional Natural Gas (MMcf) | | Natural Gas Liquids (Mbbl) | | BOE (Mbbl) | |
|---|---|---|---|---|---|---|---|---|---|
| Attributed This Year | Current Total | Attributed This Year | Current Total | Attributed This Year | Current Total | Attributed This Year | Current Total | Attributed This Year | Current Total |
| 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

* Refers to reserves first attributed in this fiscal year ending on the effective date.

| BOEFactors: | | | | | | | |
|---|---|---|---|---|---|---|---|
| HVY OIL | 1.0 | RES GAS | 6.0 | PROPANE | 1.0 | ETHANE | 1.0 |
| COND | 1.0 | SLN GAS | 6.0 | BUTANE | 1.0 | SULPHUR | 0.0 |

Table CP-7

| | |
|---|---|
| Company: | Cougar Oil and Gas Canada Inc. |
| Property: | Corporate |
| Description: | After Tax Analysis |

| | |
|---|---|
| Reserve Class: | Various |
| Development Class: | Classifications |
| Pricing: | SEC Constant 2010-07-31 |
| Effective Date: | July 31, 2010 |

## Company Annual Capital Expenditures (M$)

| | Year | | | | | | | | | | | | Totals | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Entity Description | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | Subtotal | Remainder | Total | 10% Discounted |
| Proved Producing | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Total Proved | 524 | 157 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 681 | 0 | 681 | 658 |
| Total Proved Plus Probable | 876 | 157 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,033 | 0 | 1,033 | 1,003 |

Table CP-8

Company: Cougar Oil and Gas Canada Inc.
Property: Corporate
Description: After Tax Analysis

Reserve Class: Various
Development Class: Classifications
Pricing: SEC Constant 2010-07-31
Effective Date: July 31, 2010

## Company Annual Abandonment Costs (M$)

| Entity Description | Year | | | | | | | | | | | | Totals | | | 10% |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | Subtotal | Remainder | Total | Discounted |
| Proved Producing | 0 | 0 | 0 | 0 | 0 | 37 | 82 | 37 | 76 | 0 | 0 | 25 | 258 | 0 | 258 | 134 |
| Total Proved | 21 | 0 | 92 | 50 | 68 | 60 | 79 | 37 | 76 | 0 | 0 | 25 | 507 | 0 | 507 | 328 |
| Total Proved Plus Probable | 0 | 0 | 50 | 67 | 66 | 43 | 88 | 39 | 75 | 0 | 97 | 0 | 523 | 25 | 548 | 314 |

Table CP-9

Company: Cougar Oil and Gas Canada Inc.
Property: Corporate
Description: After Tax Analysis

Reserve Class: Various
Development Class: Classifications
Pricing: SEC Constant 2010-07-31
Effective Date: July 31, 2010

# Summary of First Year Production and Oil and Gas Reserves

**2010 Average Daily Production**

| Entity Description | Light and Medium Oil Company Gross bbl/days | Light and Medium Oil Company Net bbl/days | Heavy Oil Company Gross bbl/days | Heavy Oil Company Net bbl/days | Natural Gas Company Gross Mcf/days | Natural Gas Company Net Mcf/days | Natural Gas Liquids Company Gross bbl/days | Natural Gas Liquids Company Net bbl/days | Oil Equivalent Company Gross bbl/days | Oil Equivalent Company Net bbl/days |
|---|---|---|---|---|---|---|---|---|---|---|
| ***Proved Producing*** | | | | | | | | | | |
| Trout - Sword | 167 | 127 | 0 | 0 | 0 | 0 | 0 | 0 | 167 | 127 |
| Other Properties | 14 | 13 | 27 | 22 | 0 | 0 | 0 | 0 | 41 | 35 |
| **Total: Proved Producing** | **181** | **140** | **27** | **22** | **0** | **0** | **0** | **0** | **208** | **162** |
| ***Proved Developed Nonproducing*** | | | | | | | | | | |
| Trout - Sword | 50 | 41 | 0 | 0 | 0 | 0 | 0 | 0 | 50 | 41 |
| Other Properties | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Total: Proved Developed Nonproducing** | **50** | **41** | **0** | **0** | **0** | **0** | **0** | **0** | **50** | **41** |
| ***Proved Undeveloped*** | | | | | | | | | | |
| Trout - Sword | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Other Properties | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Total: Proved Undeveloped** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| ***Total Proved*** | | | | | | | | | | |
| Trout - Sword | 217 | 168 | 0 | 0 | 0 | 0 | 0 | 0 | 217 | 168 |
| Other Properties | 14 | 13 | 27 | 22 | 0 | 0 | 0 | 0 | 41 | 35 |
| **Total: Total Proved** | **231** | **181** | **27** | **22** | **0** | **0** | **0** | **0** | **258** | **203** |
| ***Total Probable*** | | | | | | | | | | |
| Trout - Sword | 41 | 35 | 0 | 0 | 0 | 0 | 0 | 0 | 41 | 35 |
| Other Properties | 13 | 10 | 7 | 4 | 0 | 0 | 0 | 0 | 19 | 14 |
| **Total: Total Probable** | **53** | **45** | **7** | **4** | **0** | **0** | **0** | **0** | **60** | **49** |
| ***Total Proved Plus Probable*** | | | | | | | | | | |
| Trout - Sword | 257 | 203 | 0 | 0 | 0 | 0 | 0 | 0 | 257 | 203 |
| Other Properties | 27 | 23 | 34 | 26 | 0 | 0 | 0 | 0 | 61 | 49 |
| **Total: Total Proved Plus Probable** | **284** | **226** | **34** | **26** | **0** | **0** | **0** | **0** | **318** | **252** |

**Reserves**

| Entity Description | Light and Medium Oil Company Gross Mbbl | Light and Medium Oil Company Net Mbbl | Heavy Oil Company Gross Mbbl | Heavy Oil Company Net Mbbl | Natural Gas Company Gross MMcf | Natural Gas Company Net MMcf | Natural Gas Liquids Company Gross Mbbl | Natural Gas Liquids Company Net Mbbl | Oil Equivalent Company Gross Mbbl | Oil Equivalent Company Net Mbbl |
|---|---|---|---|---|---|---|---|---|---|---|
| ***Proved Producing*** | | | | | | | | | | |
| Trout - Sword | 206 | 179 | 0 | 0 | 0 | 0 | 0 | 0 | 206 | 179 |
| Other Properties | 24 | 23 | 28 | 25 | 0 | 0 | 0 | 0 | 52 | 48 |
| **Total: Proved Producing** | **231** | **202** | **28** | **25** | **0** | **0** | **0** | **0** | **259** | **227** |
| ***Proved Developed Nonproducing*** | | | | | | | | | | |
| Trout - Sword | 63 | 58 | 0 | 0 | 0 | 0 | 0 | 0 | 63 | 58 |
| Other Properties | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Total: Proved Developed Nonproducing** | **63** | **58** | **0** | **0** | **0** | **0** | **0** | **0** | **63** | **58** |
| ***Proved Undeveloped*** | | | | | | | | | | |
| Trout - Sword | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Other Properties | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Total: Proved Undeveloped** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| ***Total Proved*** | | | | | | | | | | |
| Trout - Sword | 269 | 237 | 0 | 0 | 0 | 0 | 0 | 0 | 269 | 237 |
| Other Properties | 24 | 23 | 28 | 25 | 0 | 0 | 0 | 0 | 52 | 48 |
| **Total: Total Proved** | **294** | **261** | **28** | **25** | **0** | **0** | **0** | **0** | **322** | **285** |
| ***Total Probable*** | | | | | | | | | | |
| Trout - Sword | 115 | 105 | 0 | 0 | 0 | 0 | 0 | 0 | 115 | 105 |
| Other Properties | 17 | 15 | 7 | 6 | 0 | 0 | 0 | 0 | 24 | 21 |
| **Total: Total Probable** | **132** | **120** | **7** | **6** | **0** | **0** | **0** | **0** | **139** | **125** |
| ***Total Proved Plus Probable*** | | | | | | | | | | |
| Trout - Sword | 385 | 342 | 0 | 0 | 0 | 0 | 0 | 0 | 385 | 342 |
| Other Properties | 41 | 38 | 35 | 30 | 0 | 0 | 0 | 0 | 76 | 69 |
| **Total: Total Proved Plus Probable** | **426** | **380** | **35** | **30** | **0** | **0** | **0** | **0** | **461** | **411** |

**BOE Factors:** HVY OIL 1.0 RES GAS 6.0 PROPANE 1.0 ETHANE 1.0
COND 1.0 SLN GAS 6.0 BUTANE 1.0 SULPHUR 0.0

## AFTER TAX ANALYSIS

## TABLE OF CONTENTS

| | Page |
|---|---|
| **DISCUSSION** | **80** |
| **SUMMARY OF RESERVES AND VALUES** | **81** |
| **ECONOMIC FORECASTS** | |
| Proved Producing | **82** |
| Proved Developed Nonproducing | **85** |
| Total Proved | **87** |
| Total Probable | **90** |
| Total Proved Plus Probable | **93** |

## AFTER TAX ANALYSIS

Canadian income taxes were calculated based on currently legislated federal and provincial tax rates, tax regulations and tax pool information provided by the Company. After tax values for reserves development status or production status subcategories (i.e. developed, undeveloped, producing, non-producing) are calculated by difference.

### *Tax Pools*

The following tax pools as of the effective date, were included in the income tax calculations:

| Tax Pool Classification | Write-Off Rate (%) | Tax Pool (M$) |
|---|---|---|
| Canadian Oil and Gas Property Expense | 10 | 12,155 |
| Canadian Exploration Expense | 100 | 250 |
| Canadian Development Expense | 30 | 14 |
| Capital Cost Allowance: | | |

### *Tax Rates*

Federal income tax calculations incorporate recently enacted reductions in general corporate income tax rates as follows:

| Year | Federal Income Tax Rate |
|---|---|
| 2010 | 18.0% |
| 2011 | 16.5% |
| 2012+ | 15.0% |

Allocation of revenues to Canadian provinces for income tax purposes depends on several factors in addition to the provincial origin of the resource revenues. The average future annual provincial tax rate has been calculated based on an allocation of provincial resource revenues and their respective tax rate as follows:

| Year | Alberta Tax Rate | Alberta Allocation | B.C. Tax Rate | B.C. Allocation | Sask. Tax Rate | Sask. Allocation | Man. Tax Rate | Man. Allocation | Avg. Ann. Tax Rate |
|---|---|---|---|---|---|---|---|---|---|
| 2010 | 10.00% | 100% | 10.50% | 0% | 12.00% | 0% | 12.00% | 0% | 10% |
| 2011+ | 10.00% | 100% | 10.00% | 0% | 12.00% | 0% | 12.00% | 0% | 10% |

Company total after tax economic forecasts for all reserves categories are attached.

Company: Cougar Oil and Gas Canada Inc.
Property: Corporate
Description: After Tax Analysis

Reserve Class: Various
Development Class: Classifications
Pricing: GLJ (2010-07)
Effective Date: July 31, 2010

# Summary of Reserves and Values

| | Proved Producing | Proved Developed Non-producing | Proved Undeveloped | Total Proved | Total Probable | Total Proved Plus Probable |
|---|---|---|---|---|---|---|
| **MARKETABLE RESERVES** | | | | | | |
| **Light/Medium Oil (Mbbl)** | | | | | | |
| Total Company Interest | 231 | 67 | 0 | 299 | 143 | 442 |
| Working Interest | 231 | 67 | 0 | 298 | 143 | 442 |
| Net After Royalty | 193 | 61 | 0 | 254 | 124 | 378 |
| **Heavy Oil (Mbbl)** | | | | | | |
| Total Company Interest | 28 | 0 | 0 | 28 | 7 | 35 |
| Working Interest | 28 | 0 | 0 | 28 | 7 | 35 |
| Net After Royalty | 24 | 0 | 0 | 24 | 5 | 30 |
| **Oil Equivalent (Mbbl)** | | | | | | |
| Total Company Interest | 259 | 67 | 0 | 326 | 151 | 477 |
| Working Interest | 259 | 67 | 0 | 326 | 151 | 477 |
| Net After Royalty | 217 | 61 | 0 | 278 | 129 | 407 |
| **BEFORE TAX PRESENT VALUE (M$)** | | | | | | |
| 0% | 7,156 | 923 | 0 | 8,080 | 4,532 | 12,612 |
| 5% | 6,451 | 855 | 0 | 7,306 | 3,928 | 11,235 |
| 8% | 6,093 | 817 | 0 | 6,911 | 3,632 | 10,542 |
| 10% | 5,877 | 794 | 0 | 6,670 | 3,456 | 10,127 |
| 12% | 5,676 | 771 | 0 | 6,447 | 3,296 | 9,743 |
| 15% | 5,402 | 738 | 0 | 6,140 | 3,081 | 9,221 |
| 20% | 5,003 | 688 | 0 | 5,692 | 2,778 | 8,469 |
| **AFTER TAX PRESENT VALUE (M$)** | | | | | | |
| 0% | 7,058 | 654 | 0 | 7,712 | 3,687 | 11,399 |
| 5% | 6,360 | 602 | 0 | 6,962 | 3,155 | 10,117 |
| 8% | 6,006 | 573 | 0 | 6,579 | 2,898 | 9,476 |
| 10% | 5,792 | 555 | 0 | 6,347 | 2,746 | 9,093 |
| 12% | 5,594 | 537 | 0 | 6,131 | 2,608 | 8,739 |
| 15% | 5,322 | 512 | 0 | 5,835 | 2,424 | 8,259 |
| 20% | 4,929 | 474 | 0 | 5,403 | 2,166 | 7,569 |

BOEFactors: HVY OIL 1.0 COND 1.0 RES GAS 6.0 SLN GAS 6.0 PROPANE 1.0 BUTANE 1.0 ETHANE 1.0 SULFHUR 0.0

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Proved |
| Property: | Corporate | Development Class: | Producing |
| Description: | After Tax Analysis | Pricing: | GLJ (2010-07) |
| | | Effective Date: | July 31, 2010 |

# Economic Forecast

## PRODUCTION FORECAST

| | | Light/Medium Oil Production | | | | Heavy Oil Production | | | | Total Oil Production | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Company Oil Wells | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl |
| 2010 | 10 | 181 | 28 | 21 | 79.09 | 27 | 4 | 3 | 53.15 | 208 | 32 | 24 | 75.70 |
| 2011 | 10 | 144 | 53 | 42 | 82.24 | 22 | 8 | 6 | 53.94 | 166 | 61 | 48 | 78.55 |
| 2012 | 10 | 110 | 40 | 33 | 85.39 | 16 | 6 | 5 | 54.03 | 126 | 46 | 38 | 81.47 |
| 2013 | 10 | 86 | 32 | 27 | 88.55 | 11 | 4 | 4 | 53.96 | 98 | 36 | 31 | 84.50 |
| 2014 | 10 | 69 | 25 | 22 | 91.70 | 8 | 3 | 3 | 56.22 | 77 | 28 | 25 | 87.88 |
| 2015 | 10 | 54 | 20 | 18 | 93.63 | 6 | 2 | 2 | 57.60 | 60 | 22 | 20 | 89.99 |
| 2016 | 9 | 42 | 15 | 14 | 95.59 | 1 | 0 | 0 | 59.02 | 43 | 16 | 14 | 94.45 |
| 2017 | 6 | 29 | 10 | 9 | 97.58 | 0 | 0 | 0 | 0.00 | 29 | 10 | 9 | 97.58 |
| 2018 | 6 | 20 | 7 | 7 | 99.61 | 0 | 0 | 0 | 0.00 | 20 | 7 | 7 | 99.61 |
| 2019 | 1 | 1 | 0 | 0 | 99.83 | 0 | 0 | 0 | 0.00 | 1 | 0 | 0 | 99.83 |
| 2020 | 1 | 1 | 0 | 0 | 101.95 | 0 | 0 | 0 | 0.00 | 1 | 0 | 0 | 101.95 |
| 2021 | 1 | 1 | 0 | 0 | 104.11 | 0 | 0 | 0 | 0.00 | 1 | 0 | 0 | 104.11 |
| **Tot.** | | | **231** | **193** | **87.50** | | **28** | **24** | **54.48** | | **259** | **217** | **83.97** |

| | Total Oil Equiv. Production | | | |
|---|---|---|---|---|
| Year | Company Daily boe/days | Company Yearly Mboe | Net Yearly Mboe | Price $/boe |
| 2010 | 208 | 32 | 24 | 75.70 |
| 2011 | 166 | 61 | 48 | 78.55 |
| 2012 | 126 | 46 | 38 | 81.47 |
| 2013 | 98 | 36 | 31 | 84.50 |
| 2014 | 77 | 28 | 25 | 87.88 |
| 2015 | 60 | 22 | 20 | 89.99 |
| 2016 | 43 | 16 | 14 | 94.45 |
| 2017 | 29 | 10 | 9 | 97.58 |
| 2018 | 20 | 7 | 7 | 99.61 |
| 2019 | 1 | 0 | 0 | 99.83 |
| 2020 | 1 | 0 | 0 | 101.95 |
| 2021 | 1 | 0 | 0 | 104.11 |
| **Tot.** | | **259** | **217** | **83.97** |

## REVENUE AND EXPENSE FORECAST

| | Revenue Before Burdens | | | | | | Royalty Burdens Pre-Processing | | Gas Processing Allowance | | Total Royalty After Process. | Net Revenue After Royalty | Operating Expenses | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Working Interest | | | | Royalty Interest | Company Interest | | | | | | | | | |
| Year | Oil M$ | Gas M$ | NGL+Sul M$ | Total M$ | Total M$ | Total M$ | Crown M$ | Other M$ | Crown M$ | Other M$ | M$ | M$ | Fixed M$ | Variable M$ | Total M$ |
| 2010 | 2,394 | 0 | 0 | 2,394 | 3 | 2,396 | 577 | 3 | 0 | 0 | 580 | 1,816 | 451 | 379 | 831 |
| 2011 | 4,756 | 0 | 0 | 4,756 | 4 | 4,761 | 993 | 8 | 0 | 0 | 1,000 | 3,761 | 1,102 | 742 | 1,844 |
| 2012 | 3,752 | 0 | 0 | 3,752 | 2 | 3,754 | 623 | 7 | 0 | 0 | 630 | 3,124 | 1,123 | 573 | 1,696 |
| 2013 | 3,021 | 0 | 0 | 3,021 | 0 | 3,021 | 413 | 7 | 0 | 0 | 420 | 2,601 | 1,151 | 448 | 1,600 |
| 2014 | 2,485 | 0 | 0 | 2,485 | 0 | 2,485 | 291 | 7 | 0 | 0 | 298 | 2,187 | 1,020 | 357 | 1,376 |
| 2015 | 1,978 | 0 | 0 | 1,978 | 0 | 1,978 | 194 | 7 | 0 | 0 | 200 | 1,778 | 985 | 280 | 1,265 |
| 2016 | 1,477 | 0 | 0 | 1,477 | 0 | 1,477 | 134 | 6 | 0 | 0 | 140 | 1,337 | 887 | 180 | 1,067 |
| 2017 | 1,019 | 0 | 0 | 1,019 | 0 | 1,019 | 91 | 6 | 0 | 0 | 96 | 922 | 608 | 116 | 724 |
| 2018 | 739 | 0 | 0 | 739 | 0 | 739 | 64 | 6 | 0 | 0 | 69 | 670 | 511 | 77 | 587 |
| 2019 | 43 | 0 | 0 | 43 | 0 | 43 | 0 | 5 | 0 | 0 | 5 | 38 | 24 | 2 | 26 |
| 2020 | 41 | 0 | 0 | 41 | 0 | 41 | 0 | 5 | 0 | 0 | 5 | 36 | 25 | 2 | 27 |
| 2021 | 33 | 0 | 0 | 33 | 0 | 33 | 0 | 4 | 0 | 0 | 4 | 29 | 21 | 1 | 23 |
| **Tot.** | **21,738** | **0** | **0** | **21,738** | **9** | **21,748** | **3,378** | **71** | **0** | **0** | **3,448** | **18,299** | **7,909** | **3,157** | **11,066** |
| Disc | 16,829 | 0 | 0 | 16,829 | 8 | 16,837 | 2,781 | 45 | 0 | 0 | 2,826 | 14,011 | 5,665 | 2,490 | 8,155 |

| Year | Mineral Tax M$ | Capital Tax M$ | NPI Burden M$ | Net Prod'n Revenue M$ | Other Income M$ | Aband. Costs M$ | Oper. Income M$ | Net Capital Investment: Dev. M$ | Plant M$ | Tang. M$ | Total M$ | Before Tax Cash Flow: Annual M$ | Cum. M$ | 10.0% Dcf M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2010 | 0 | 0 | 0 | 986 | 27 | 0 | 1,013 | 0 | 0 | 0 | 0 | 1,013 | 1,013 | 993 |
| 2011 | 0 | 0 | 0 | 1,917 | 51 | 0 | 1,968 | 0 | 0 | 0 | 0 | 1,968 | 2,981 | 2,796 |
| 2012 | 0 | 0 | 0 | 1,428 | 39 | 0 | 1,467 | 0 | 0 | 0 | 0 | 1,467 | 4,448 | 4,018 |
| 2013 | 0 | 0 | 0 | 1,001 | 30 | 0 | 1,031 | 0 | 0 | 0 | 0 | 1,031 | 5,479 | 4,799 |
| 2014 | 0 | 0 | 0 | 811 | 24 | 0 | 835 | 0 | 0 | 0 | 0 | 835 | 6,314 | 5,374 |
| 2015 | 0 | 0 | 0 | 512 | 18 | 41 | 490 | 0 | 0 | 0 | 0 | 490 | 6,803 | 5,680 |
| 2016 | 0 | 0 | 0 | 270 | 14 | 93 | 192 | 0 | 0 | 0 | 0 | 192 | 6,995 | 5,789 |
| 2017 | 0 | 0 | 0 | 198 | 10 | 0 | 208 | 0 | 0 | 0 | 0 | 208 | 7,203 | 5,897 |
| 2018 | 0 | 0 | 0 | 82 | 8 | 132 | -42 | 0 | 0 | 0 | 0 | -42 | 7,161 | 5,877 |
| 2019 | 0 | 0 | 0 | 11 | 0 | 0 | 11 | 0 | 0 | 0 | 0 | 11 | 7,172 | 5,882 |
| 2020 | 0 | 0 | 0 | 9 | 0 | 0 | 9 | 0 | 0 | 0 | 0 | 9 | 7,181 | 5,886 |
| 2021 | 0 | 0 | 0 | 6 | 0 | 31 | -25 | 0 | 0 | 0 | 0 | -25 | 7,156 | 5,877 |
| **Tot.** | **1** | **0** | **0** | **7,233** | **221** | **297** | **7,156** | **0** | **0** | **0** | **0** | **7,156** | **7,156** | **5,877** |
| Disc | 1 | 0 | 0 | 5,855 | 173 | 152 | 5,877 | 0 | 0 | 0 | 0 | 5,877 | 5,877 | 5,877 |

## AFTER TAX ANALYSIS

| Year | Oper. Income M$ | Tax Pool Balances Incl. Current Year Additions: CCA M$ | COGPE M$ | CDE M$ | CEE M$ | Other M$ | Depreciation & Writeoffs: CCA M$ | COGPE M$ | CDE M$ | CEE M$ | Other M$ | Total M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2010 | 1,013 | 1,022 | 12,155 | 14 | 250 | 113 | 0 | 1,013 | 0 | 0 | 113 | 1,126 |
| 2011 | 1,968 | 1,022 | 11,142 | 14 | 250 | 113 | 256 | 1,114 | 4 | 250 | 113 | 1,737 |
| 2012 | 1,467 | 767 | 10,028 | 10 | 0 | 0 | 192 | 1,003 | 3 | 0 | 0 | 1,197 |
| 2013 | 1,031 | 575 | 9,025 | 7 | 0 | 0 | 126 | 903 | 2 | 0 | 0 | 1,031 |
| 2014 | 835 | 449 | 8,123 | 5 | 0 | 0 | 21 | 812 | 1 | 0 | 0 | 835 |
| 2015 | 490 | 427 | 7,310 | 3 | 0 | 0 | 0 | 490 | 0 | 0 | 0 | 490 |
| 2016 | 192 | 427 | 6,821 | 3 | 0 | 0 | 0 | 192 | 0 | 0 | 0 | 192 |
| 2017 | 208 | 427 | 6,629 | 3 | 0 | 0 | 0 | 208 | 0 | 0 | 0 | 208 |
| 2018 | -42 | 427 | 6,421 | 3 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2019 | 11 | 427 | 6,421 | 3 | 0 | 0 | 0 | 11 | 0 | 0 | 0 | 11 |
| 2020 | 9 | 427 | 6,410 | 3 | 0 | 0 | 0 | 9 | 0 | 0 | 0 | 9 |
| 2021 | -25 | 427 | 6,400 | 3 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Tot.** | **7,156** | **427** | **6,400** | **3** | **0** | **226** | **595** | **5,755** | **11** | **250** | **226** | **6,836** |
| Disc | 5,877 | | | | | 214 | 504 | 4,623 | 9 | 229 | 214 | 5,580 |

| Year | Taxable Income $ | Federal: Tax Rate % | Income Tax $ | Provincial: Tax Rate % | Income Tax $ | ARTD & Investment Credits $ | Income Tax Payable $ | Net Cash Flow Before Income Tax: Annual $ | Cum. $ | 10.0% Dcf $ | Net Cash Flow After Income Tax: Annual $ | Cum. $ | 10.0% Dcf $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2010 | -113,000 | 18.0 | 0 | 10.0 | 0 | 0 | 0 | 1,012,715 | 1,012,715 | 992,805 | 1,012,715 | 1,012,715 | 992,805 |
| 2011 | 230,906 | 16.5 | 19,455 | 10.0 | 11,791 | 0 | 31,245 | 1,967,835 | 2,980,550 | 2,796,011 | 1,936,590 | 2,949,305 | 2,767,380 |
| 2012 | 269,949 | 15.0 | 40,492 | 10.0 | 26,995 | 0 | 67,487 | 1,467,320 | 4,447,870 | 4,018,342 | 1,399,833 | 4,349,137 | 3,933,491 |
| 2013 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 1,030,948 | 5,478,818 | 4,799,085 | 1,030,948 | 5,380,086 | 4,714,234 |
| 2014 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 834,785 | 6,313,603 | 5,373,801 | 834,785 | 6,214,871 | 5,288,950 |
| 2015 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 489,550 | 6,803,154 | 5,680,197 | 489,550 | 6,704,421 | 5,595,347 |
| 2016 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 191,605 | 6,994,759 | 5,789,216 | 191,605 | 6,896,026 | 5,704,365 |
| 2017 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 208,418 | 7,203,177 | 5,897,020 | 208,418 | 7,104,444 | 5,812,169 |
| 2018 | -42,080 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | -42,080 | 7,161,097 | 5,877,233 | -42,080 | 7,062,364 | 5,792,382 |
| 2019 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 11,241 | 7,172,338 | 5,882,038 | 11,241 | 7,073,605 | 5,797,187 |
| 2020 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 9,162 | 7,181,500 | 5,885,599 | 9,162 | 7,082,767 | 5,800,748 |
| 2021 | -25,049 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | -25,049 | 7,156,451 | 5,876,749 | -25,049 | 7,057,718 | 5,791,899 |
| **Tot.** | **320,727** | | **59,947** | | **38,786** | **0** | **98,732** | **7,156,451** | **7,156,451** | **5,876,749** | **7,057,718** | **7,057,718** | **5,791,899** |
| Disc | 297,051 | | 51,559 | | 33,292 | 0 | 84,851 | 5,876,749 | 5,876,749 | 5,876,749 | 5,791,899 | 5,791,899 | 5,791,899 |

## SUMMARY OF RESERVES

| Product | Units | Remaining Reserves at Aug 01, 2010: Working Interest | Roy/NPI Interest | Total Company | Net | Oil Equivalents: Oil Eq. Factor | Company Mboe | % of Total | Reserve Life Indic. (yr): Reserve Life | Life Index | Half Life |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Light/Med Oil | Mbbl | 231 | 0 | 231 | 193 | 1.000 | 231 | 89 | 11.4 | 3.5 | 2.9 |
| Heavy Oil | Mbbl | 28 | 0 | 28 | 24 | 1.000 | 28 | 11 | 6.4 | 2.8 | 2.3 |
| Total: Oil | Mbbl | 259 | 0 | 259 | 217 | 1.000 | 259 | 100 | 11.4 | 3.4 | 2.8 |
| Total: Oil Eq. | Mboe | 259 | 0 | 259 | 217 | 1.000 | 259 | 100 | 11.4 | 3.4 | 2.8 |

# PRODUCT REVENUE AND EXPENSES

| Product | Units | Average First Year Unit Values: Base Price | Price Adjust. | Wellhead Price | Net Burdens | Operating Expenses | Other Expenses | Prod'n Revenue | Net Revenue After Royalties: Undisc M$ | % of Total | 10% Disc M$ | % of Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Light/Med Oil | $/bbl | 83.26 | -4.17 | 79.09 | 19.36 | 25.44 | 0.00 | 34.29 | 16,977 | 93 | 12,929 | 92 |
| Heavy Oil | $/bbl | 83.26 | -30.12 | 53.15 | 11.38 | 31.57 | 0.00 | 10.19 | 1,323 | 7 | 1,082 | 8 |
| Total: Oil | $/bbl | 83.26 | -7.56 | 75.70 | 18.32 | 26.24 | 0.00 | 31.14 | 18,299 | 100 | 14,011 | 100 |
| Total: Oil Eq. | $/boe | 83.26 | -7.56 | 75.70 | 18.32 | 26.24 | 0.00 | 31.14 | 18,299 | 100 | 14,011 | 100 |

# REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

| Revenue Burdens (%) | Initial | Average | Disc. Rate % | Net Present Value Before Income Tax: Prod'n Revenue M$ | Operating Income M$ | Capital Invest. M$ | Cash Flow M$ | Cash Flow $/boe | Net Present Value After Income Tax: Operating Income M$ | Capital Invest. M$ | Cash Flow M$ | Cash Flow $/boe |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Crown Royalty | 24.0910 | 15.5376 | 0.0 | 7,233 | 7,156 | 0.0 | 7,156 | 27.63 | 7,058 | 0 | 7,058 | 27.25 |
| Non-crown Royalty | 0.1328 | 0.3251 | 5.0 | 6,467 | 6,451 | 0.0 | 6,451 | 24.91 | 6,360 | 0 | 6,360 | 24.56 |
| Mineral Tax | 0.0021 | 0.0036 | 8.0 | 6,085 | 6,093 | 0.0 | 6,093 | 23.53 | 6,006 | 0 | 6,006 | 23.19 |
| | | | 10.0 | 5,855 | 5,877 | 0.0 | 5,877 | 22.69 | 5,792 | 0 | 5,792 | 22.36 |
| | | | 12.0 | 5,644 | 5,676 | 0.0 | 5,676 | 21.92 | 5,594 | 0 | 5,594 | 21.60 |
| | | | 15.0 | 5,357 | 5,402 | 0.0 | 5,402 | 20.86 | 5,322 | 0 | 5,322 | 20.55 |
| | | | 20.0 | 4,944 | 5,003 | 0.0 | 5,003 | 19.32 | 4,929 | 0 | 4,929 | 19.03 |

Evaluator: Aasby, Terry L.
Run Date: September 10, 2010 13:37:32

| | | | | |
|---|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | | Reserve Class: | Proved |
| Property: | Corporate | | Development Class: | Developed Nonproducing |
| Description: | After Tax Analysis | | Pricing: | GLJ (2010-07) |
| | | | Effective Date: | July 31, 2010 |

# Economic Forecast

## PRODUCTION FORECAST

| | | Light/Medium Oil Production | | | |
|---|---|---|---|---|---|
| Year | Company Oil Wells | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl |
| 2010 | 8 | 50 | 8 | 6 | 79.11 |
| 2011 | 10 | 70 | 25 | 23 | 82.27 |
| 2012 | 10 | 48 | 18 | 16 | 85.43 |
| 2013 | 8 | 28 | 10 | 9 | 88.59 |
| 2014 | 5 | 14 | 5 | 5 | 91.75 |
| 2015 | 3 | 3 | 1 | 1 | 93.69 |
| 2016 | 0 | 0 | 0 | 0 | 95.66 |
| 2017 | 1 | 1 | 0 | 0 | 97.68 |
| 2018 | 0 | 0 | 0 | 0 | 0.00 |
| 2019 | 0 | 0 | 0 | 0 | 0.00 |
| 2020 | 0 | 0 | 0 | 0 | 0.00 |
| 2021 | 0 | 0 | 0 | 0 | 0.00 |
| **Tot.** | | | **67** | **61** | **84.69** |

## REVENUE AND EXPENSE FORECAST

| | Revenue Before Burdens | | | | | | Royalty Burdens Pre-Processing | | Gas Processing Allowance | | Total Royalty After Process. | Net Revenue After Royalty | Operating Expenses | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Working Interest | | | | Royalty Interest | Company Interest | | | | | | | | | |
| Year | Oil M$ | Gas M$ | NGL+Sul M$ | Total M$ | Total M$ | Total M$ | Crown M$ | Other M$ | Crown M$ | Other M$ | M$ | M$ | Fixed M$ | Variable M$ | Total M$ |
| 2010 | 600 | 0 | 0 | 600 | 0 | 600 | 101 | 15 | 0 | 0 | 116 | 484 | 152 | 68 | 220 |
| 2011 | 2,089 | 0 | 0 | 2,089 | 0 | 2,089 | 177 | 58 | 0 | 0 | 235 | 1,854 | 782 | 233 | 1,015 |
| 2012 | 1,495 | 0 | 0 | 1,495 | 0 | 1,495 | 75 | 42 | 0 | 0 | 118 | 1,378 | 760 | 164 | 924 |
| 2013 | 892 | 0 | 0 | 892 | 0 | 892 | 34 | 21 | 0 | 0 | 55 | 837 | 554 | 96 | 650 |
| 2014 | 470 | 0 | 0 | 470 | 0 | 470 | 18 | 7 | 0 | 0 | 25 | 445 | 331 | 50 | 381 |
| 2015 | 119 | 0 | 0 | 119 | 0 | 119 | 5 | 3 | 0 | 0 | 8 | 111 | 92 | 13 | 105 |
| 2016 | 1 | 0 | 0 | 1 | 0 | 1 | 0 | 1 | 0 | 0 | 2 | -1 | -8 | 0 | -7 |
| 2017 | 31 | 0 | 0 | 31 | 0 | 31 | 1 | 0 | 0 | 0 | 2 | 29 | 25 | 3 | 28 |
| 2018 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2019 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2020 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2021 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Tot.** | **5,697** | **0** | **0** | **5,697** | **0** | **5,697** | **411** | **148** | **0** | **0** | **559** | **5,138** | **2,688** | **627** | **3,315** |
| Disc | 4,838 | 0 | 0 | 4,838 | 0 | 4,838 | 365 | 127 | 0 | 0 | 492 | 4,346 | 2,212 | 534 | 2,746 |

| Year | Mineral Tax M$ | Capital Tax M$ | NPI Burden M$ | Net Prod'n Revenue M$ | Other Income M$ | Aband. Costs M$ | Oper. Income M$ | Net Capital Investment Dev. M$ | Plant M$ | Tang. M$ | Total M$ | Before Tax Cash Flow Annual M$ | Cum. M$ | 10.0% Dcf M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2010 | 0 | 0 | 0 | 265 | 6 | 0 | 271 | 524 | 0 | 0 | 524 | -254 | -254 | -249 |
| 2011 | 0 | 0 | 0 | 838 | 20 | 0 | 858 | 160 | 0 | 0 | 160 | 699 | 445 | 391 |
| 2012 | 0 | 0 | 0 | 454 | 14 | 48 | 419 | 0 | 0 | 0 | 0 | 419 | 864 | 741 |
| 2013 | 0 | 0 | 0 | 187 | 8 | 71 | 124 | 0 | 0 | 0 | 0 | 124 | 988 | 835 |
| 2014 | 0 | 0 | 0 | 64 | 4 | 77 | -9 | 0 | 0 | 0 | 0 | -9 | 979 | 829 |
| 2015 | 0 | 0 | 0 | 7 | 1 | 76 | -68 | 0 | 0 | 0 | 0 | -68 | 911 | 786 |
| 2016 | 0 | 0 | 0 | 7 | 0 | -24 | 31 | 0 | 0 | 0 | 0 | 31 | 942 | 804 |
| 2017 | 0 | 0 | 0 | 1 | 0 | 21 | -19 | 0 | 0 | 0 | 0 | -19 | 923 | 794 |
| 2018 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 923 | 794 |
| 2019 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 923 | 794 |
| 2020 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 923 | 794 |
| 2021 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 923 | 794 |
| **Tot.** | **0** | **0** | **0** | **1,822** | **54** | **268** | **1,607** | **684** | **0** | **0** | **684** | **923** | **923** | **794** |
| Disc | 0 | 0 | 0 | 1,600 | 46 | 191 | 1,454 | 661 | 0 | 0 | 661 | 794 | 794 | 794 |

# AFTER TAX ANALYSIS

| Year | Oper. Income $ | Tax Pool Balances Incl. Current Year Additions: CCA $ | COGPE $ | CDE $ | CEE $ | Other $ | Depreciation & Writeoffs: CCA $ | COGPE $ | CDE $ | CEE $ | Other $ | Total $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2010 | 270,569 | 0 | 0 | 524,489 | 0 | 0 | 0 | 202,785 | 67,784 | 0 | 0 | 270,569 |
| 2011 | 858,383 | 0 | -202,785 | 616,499 | 0 | 0 | 0 | -20,278 | 184,950 | 0 | 0 | 164,671 |
| 2012 | 419,472 | 0 | -182,506 | 431,549 | 0 | 0 | 0 | -18,251 | 129,465 | 0 | 0 | 111,214 |
| 2013 | 124,340 | 0 | -164,256 | 302,084 | 0 | 0 | 17,353 | -16,426 | 90,625 | 0 | 0 | 91,553 |
| 2014 | -8,994 | -17,353 | -147,830 | 211,459 | 0 | 0 | -21,072 | -14,783 | 26,860 | 0 | 0 | -8,994 |
| 2015 | -68,037 | 3,718 | -133,047 | 184,599 | 0 | 0 | 0 | -68,037 | 0 | 0 | 0 | -68,037 |
| 2016 | 30,877 | 3,718 | -65,010 | 184,599 | 0 | 0 | 0 | 30,877 | 0 | 0 | 0 | 30,877 |
| 2017 | -19,192 | 3,718 | -95,887 | 184,599 | 0 | 0 | 0 | -19,192 | 0 | 0 | 0 | -19,192 |
| 2018 | 0 | 3,718 | -76,695 | 184,599 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2019 | 0 | 3,718 | -76,695 | 184,599 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2020 | 0 | 3,718 | -76,695 | 184,599 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2021 | 0 | 3,718 | -76,695 | 184,599 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Tot.** | **1,607,419** | **3,718** | **-76,695** | **184,599** | **0** | **0** | **-3,718** | **76,695** | **499,685** | **0** | **0** | **572,662** |
| Disc | 1,454,286 | | | | | 0 | -1,365 | 107,455 | 430,901 | 0 | 0 | 536,990 |

| Year | Taxable Income $ | Federal: Tax Rate % | Federal: Income Tax $ | Provincial: Tax Rate % | Provincial: Income Tax $ | ARTD & Investment Credits $ | Income Tax Payable $ | Net Cash Flow Before Income Tax: Annual $ | Cum. $ | 10.0% Dcf $ | Net Cash Flow After Income Tax: Annual $ | Cum. $ | 10.0% Dcf $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2010 | 0 | 18.0 | 0 | 10.0 | 0 | 0 | 0 | -253,920 | -253,920 | -248,928 | -253,920 | -253,920 | -248,928 |
| 2011 | 693,712 | 16.5 | 114,462 | 10.0 | 69,371 | 0 | 183,834 | 698,589 | 444,669 | 391,218 | 514,755 | 260,836 | 222,763 |
| 2012 | 308,258 | 15.0 | 46,239 | 10.0 | 30,826 | 0 | 77,064 | 419,472 | 864,141 | 740,653 | 342,407 | 603,243 | 508,001 |
| 2013 | 32,787 | 15.0 | 4,918 | 10.0 | 3,279 | 0 | 8,197 | 124,340 | 988,481 | 834,817 | 116,144 | 719,386 | 595,957 |
| 2014 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | -8,994 | 979,487 | 828,624 | -8,994 | 710,392 | 589,765 |
| 2015 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | -68,037 | 911,450 | 786,042 | -68,037 | 642,355 | 547,183 |
| 2016 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 30,877 | 942,327 | 803,610 | 30,877 | 673,232 | 564,751 |
| 2017 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | -19,192 | 923,135 | 793,683 | -19,192 | 654,041 | 554,824 |
| 2018 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 0 | 923,135 | 793,683 | 0 | 654,041 | 554,824 |
| 2019 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 0 | 923,135 | 793,683 | 0 | 654,041 | 554,824 |
| 2020 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 0 | 923,135 | 793,683 | 0 | 654,041 | 554,824 |
| 2021 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 0 | 923,135 | 793,683 | 0 | 654,041 | 554,824 |
| **Tot.** | **1,034,757** | | **165,619** | | **103,476** | **0** | **269,095** | **923,135** | **923,135** | **793,683** | **654,041** | **654,041** | **554,824** |
| Disc | 917,296 | | 147,130 | | 91,730 | 0 | 238,859 | 793,683 | 793,683 | 793,683 | 554,824 | 554,824 | 554,824 |

## SUMMARY OF RESERVES

| Product | Units | Remaining Reserves at Aug 01, 2010: Working Interest | Roy/NPI Interest | Total Company | Net | Oil Equivalents: Oil Eq. Factor | Company Mboe | % of Total | Reserve Life Indic. (yr): Reserve Life | Life Index | Half Life |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Light/Med Oil | Mbbl | 67 | 0 | 67 | 61 | 1.000 | 67 | 100 | 7.4 | 3.7 | 2.0 |
| Total: Oil Eq. | Mboe | 67 | 0 | 67 | 61 | 1.000 | 67 | 100 | 7.4 | 3.7 | 2.0 |

## PRODUCT REVENUE AND EXPENSES

| Product | Units | Average First Year Unit Values: Base Price | Price Adjust. | Wellhead Price | Net Burdens | Operating Expenses | Other Expenses | Prod'n Revenue | Net Revenue After Royalties: Undisc M$ | % of Total | 10% Disc M$ | % of Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Light/Med Oil | $/bbl | 83.26 | -4.15 | 79.11 | 15.25 | 28.99 | 0.00 | 34.88 | 5,138 | 100 | 4,346 | 100 |
| Total: Oil Eq. | $/boe | 83.26 | -4.15 | 79.11 | 15.25 | 28.99 | 0.00 | 34.88 | 5,138 | 100 | 4,346 | 100 |

## REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

| Revenue Burdens (%) | Initial | Average | Disc. Rate % | Net Present Value Before Income Tax: Prod'n Revenue M$ | Operating Income M$ | Capital Invest. M$ | Cash Flow M$ | Cash Flow $/boe | Net Present Value After Income Tax: Operating Income M$ | Capital Invest. M$ | Cash Flow M$ | Cash Flow $/boe |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Crown Royalty | 16.7648 | 7.2184 | 0.0 | 1,822 | 1,607 | 684 | 923 | 13.72 | 1,338 | 684 | 654 | 9.72 |
| Non-crown Royalty | 2.5052 | 2.6017 | 5.0 | 1,703 | 1,527 | 672 | 855 | 12.71 | 1,274 | 672 | 602 | 8.95 |
| Mineral Tax | 0.0000 | 0.0000 | 8.0 | 1,639 | 1,483 | 665 | 817 | 12.15 | 1,238 | 665 | 573 | 8.52 |
| | | | 10.0 | 1,600 | 1,454 | 661 | 794 | 11.80 | 1,215 | 661 | 555 | 8.25 |
| | | | 12.0 | 1,562 | 1,427 | 656 | 771 | 11.46 | 1,194 | 656 | 537 | 7.99 |
| | | | 15.0 | 1,510 | 1,388 | 650 | 738 | 10.98 | 1,162 | 650 | 512 | 7.61 |
| | | | 20.0 | 1,431 | 1,328 | 640 | 688 | 10.23 | 1,114 | 640 | 474 | 7.04 |

Evaluator: Aasby, Terry L.
Run Date: September 10, 2010 13:37:33

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Proved |
| Property: | Corporate | Development Class: | Total |
| Description: | After Tax Analysis | Pricing: | GLJ (2010-07) |
| | | Effective Date: | July 31, 2010 |

# Economic Forecast

## PRODUCTION FORECAST

| Year | Company Oil Wells | Light/Medium Oil Production: Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Heavy Oil Production: Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Total Oil Production: Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2010 | 18 | 231 | 35 | 27 | 79.09 | 27 | 4 | 3 | 53.15 | 258 | 39 | 30 | 76.36 |
| 2011 | 20 | 214 | 78 | 64 | 82.25 | 22 | 8 | 6 | 53.94 | 236 | 86 | 70 | 79.65 |
| 2012 | 20 | 158 | 58 | 50 | 85.40 | 16 | 6 | 5 | 54.03 | 174 | 64 | 55 | 82.56 |
| 2013 | 18 | 114 | 42 | 36 | 88.56 | 11 | 4 | 4 | 53.96 | 126 | 46 | 40 | 85.40 |
| 2014 | 16 | 83 | 30 | 27 | 91.71 | 8 | 3 | 3 | 56.22 | 92 | 33 | 30 | 88.47 |
| 2015 | 13 | 58 | 21 | 19 | 93.63 | 6 | 2 | 2 | 57.60 | 64 | 23 | 21 | 90.19 |
| 2016 | 9 | 42 | 15 | 14 | 95.59 | 1 | 0 | 0 | 59.02 | 43 | 16 | 14 | 94.46 |
| 2017 | 6 | 29 | 11 | 10 | 97.59 | 0 | 0 | 0 | 0.00 | 29 | 11 | 10 | 97.59 |
| 2018 | 6 | 20 | 7 | 7 | 99.61 | 0 | 0 | 0 | 0.00 | 20 | 7 | 7 | 99.61 |
| 2019 | 1 | 1 | 0 | 0 | 99.83 | 0 | 0 | 0 | 0.00 | 1 | 0 | 0 | 99.83 |
| 2020 | 1 | 1 | 0 | 0 | 101.95 | 0 | 0 | 0 | 0.00 | 1 | 0 | 0 | 101.95 |
| 2021 | 1 | 1 | 0 | 0 | 104.11 | 0 | 0 | 0 | 0.00 | 1 | 0 | 0 | 104.11 |
| **Tot.** | | | **299** | **254** | **86.87** | | **28** | **24** | **54.48** | | **326** | **278** | **84.12** |

**Total Oil Equiv. Production**

| Year | Company Daily boe/days | Company Yearly Mboe | Net Yearly Mboe | Price $/boe |
|---|---|---|---|---|
| 2010 | 258 | 39 | 30 | 76.36 |
| 2011 | 236 | 86 | 70 | 79.65 |
| 2012 | 174 | 64 | 55 | 82.56 |
| 2013 | 126 | 46 | 40 | 85.40 |
| 2014 | 92 | 33 | 30 | 88.47 |
| 2015 | 64 | 23 | 21 | 90.19 |
| 2016 | 43 | 16 | 14 | 94.46 |
| 2017 | 29 | 11 | 10 | 97.59 |
| 2018 | 20 | 7 | 7 | 99.61 |
| 2019 | 1 | 0 | 0 | 99.83 |
| 2020 | 1 | 0 | 0 | 101.95 |
| 2021 | 1 | 0 | 0 | 104.11 |
| **Tot.** | | **326** | **278** | **84.12** |

## REVENUE AND EXPENSE FORECAST

| Year | Revenue Before Burdens – Working Interest: Oil M$ | Gas M$ | NGL+Sul M$ | Total M$ | Royalty Interest Total M$ | Company Interest Total M$ | Royalty Burdens Pre-Processing: Crown M$ | Other M$ | Gas Processing Allowance: Crown M$ | Other M$ | Total Royalty After Process. M$ | Net Revenue After Royalty M$ | Operating Expenses: Fixed M$ | Variable M$ | Total M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2010 | 2,994 | 0 | 0 | 2,994 | 3 | 2,996 | 677 | 18 | 0 | 0 | 695 | 2,301 | 603 | 447 | 1,050 |
| 2011 | 6,845 | 0 | 0 | 6,845 | 4 | 6,850 | 1,169 | 66 | 0 | 0 | 1,235 | 5,615 | 1,884 | 975 | 2,860 |
| 2012 | 5,247 | 0 | 0 | 5,247 | 2 | 5,250 | 698 | 50 | 0 | 0 | 748 | 4,502 | 1,883 | 737 | 2,620 |
| 2013 | 3,913 | 0 | 0 | 3,913 | 0 | 3,913 | 447 | 28 | 0 | 0 | 475 | 3,438 | 1,705 | 544 | 2,250 |
| 2014 | 2,955 | 0 | 0 | 2,955 | 0 | 2,955 | 309 | 14 | 0 | 0 | 322 | 2,633 | 1,351 | 406 | 1,757 |
| 2015 | 2,097 | 0 | 0 | 2,097 | 0 | 2,097 | 198 | 10 | 0 | 0 | 208 | 1,889 | 1,078 | 293 | 1,370 |
| 2016 | 1,478 | 0 | 0 | 1,478 | 0 | 1,478 | 134 | 8 | 0 | 0 | 142 | 1,337 | 880 | 180 | 1,060 |
| 2017 | 1,050 | 0 | 0 | 1,050 | 0 | 1,050 | 92 | 6 | 0 | 0 | 98 | 951 | 633 | 119 | 752 |
| 2018 | 739 | 0 | 0 | 739 | 0 | 739 | 64 | 6 | 0 | 0 | 69 | 670 | 511 | 77 | 587 |
| 2019 | 43 | 0 | 0 | 43 | 0 | 43 | 0 | 5 | 0 | 0 | 5 | 38 | 24 | 2 | 26 |
| 2020 | 41 | 0 | 0 | 41 | 0 | 41 | 0 | 5 | 0 | 0 | 5 | 36 | 25 | 2 | 27 |
| 2021 | 33 | 0 | 0 | 33 | 0 | 33 | 0 | 4 | 0 | 0 | 4 | 29 | 21 | 1 | 23 |
| **Tot.** | **27,435** | **0** | **0** | **27,435** | **9** | **27,445** | **3,789** | **219** | **0** | **0** | **4,008** | **23,437** | **10,597** | **3,783** | **14,381** |
| Disc | 21,667 | 0 | 0 | 21,667 | 8 | 21,675 | 3,146 | 172 | 0 | 0 | 3,318 | 18,357 | 7,878 | 3,023 | 10,901 |

| Year | Mineral Tax M$ | Capital Tax M$ | NPI Burden M$ | Net Prod'n Revenue M$ | Other Income M$ | Aband. Costs M$ | Oper. Income M$ | Net Capital Investment: Dev. M$ | Plant M$ | Tang. M$ | Total M$ | Before Tax Cash Flow: Annual M$ | Cum. M$ | 10.0% Dcf M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2010 | 0 | 0 | 0 | 1,250 | 33 | 0 | 1,283 | 524 | 0 | 0 | 524 | 759 | 759 | 744 |
| 2011 | 0 | 0 | 0 | 2,755 | 71 | 0 | 2,826 | 160 | 0 | 0 | 160 | 2,666 | 3,425 | 3,187 |
| 2012 | 0 | 0 | 0 | 1,882 | 53 | 48 | 1,887 | 0 | 0 | 0 | 0 | 1,887 | 5,312 | 4,759 |
| 2013 | 0 | 0 | 0 | 1,188 | 38 | 71 | 1,155 | 0 | 0 | 0 | 0 | 1,155 | 6,467 | 5,634 |
| 2014 | 0 | 0 | 0 | 875 | 28 | 77 | 826 | 0 | 0 | 0 | 0 | 826 | 7,293 | 6,202 |
| 2015 | 0 | 0 | 0 | 519 | 20 | 117 | 422 | 0 | 0 | 0 | 0 | 422 | 7,715 | 6,466 |
| 2016 | 0 | 0 | 0 | 277 | 14 | 69 | 222 | 0 | 0 | 0 | 0 | 222 | 7,937 | 6,593 |
| 2017 | 0 | 0 | 0 | 199 | 11 | 21 | 189 | 0 | 0 | 0 | 0 | 189 | 8,126 | 6,691 |
| 2018 | 0 | 0 | 0 | 82 | 8 | 132 | -42 | 0 | 0 | 0 | 0 | -42 | 8,084 | 6,671 |
| 2019 | 0 | 0 | 0 | 11 | 0 | 0 | 11 | 0 | 0 | 0 | 0 | 11 | 8,095 | 6,676 |
| 2020 | 0 | 0 | 0 | 9 | 0 | 0 | 9 | 0 | 0 | 0 | 0 | 9 | 8,105 | 6,679 |
| 2021 | 0 | 0 | 0 | 6 | 0 | 31 | -25 | 0 | 0 | 0 | 0 | -25 | 8,080 | 6,670 |
| **Tot.** | **1** | **0** | **0** | **9,055** | **275** | **566** | **8,764** | **684** | **0** | **0** | **684** | **8,080** | **8,080** | **6,670** |
| Disc | 1 | 0 | 0 | 7,455 | 219 | 343 | 7,331 | 661 | 0 | 0 | 661 | 6,670 | 6,670 | 6,670 |

## AFTER TAX ANALYSIS

| Year | Oper. Income M$ | Tax Pool BalancesIncl. Current Year Additions: CCA M$ | COGPE M$ | CDE M$ | CEE M$ | Other M$ | Depreciation & Writeoffs: CCA M$ | COGPE M$ | CDE M$ | CEE M$ | Other M$ | Total M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2010 | 1,283 | 1,022 | 12,155 | 538 | 250 | 113 | 0 | 1,216 | 68 | 0 | 113 | 1,396 |
| 2011 | 2,826 | 1,022 | 10,940 | 630 | 250 | 113 | 256 | 1,094 | 189 | 250 | 113 | 1,902 |
| 2012 | 1,887 | 767 | 9,846 | 441 | 0 | 0 | 192 | 985 | 132 | 0 | 0 | 1,309 |
| 2013 | 1,155 | 575 | 8,861 | 309 | 0 | 0 | 144 | 886 | 93 | 0 | 0 | 1,123 |
| 2014 | 826 | 431 | 7,975 | 216 | 0 | 0 | 0 | 797 | 28 | 0 | 0 | 826 |
| 2015 | 422 | 431 | 7,177 | 188 | 0 | 0 | 0 | 422 | 0 | 0 | 0 | 422 |
| 2016 | 222 | 431 | 6,756 | 188 | 0 | 0 | 0 | 222 | 0 | 0 | 0 | 222 |
| 2017 | 189 | 431 | 6,533 | 188 | 0 | 0 | 0 | 189 | 0 | 0 | 0 | 189 |
| 2018 | -42 | 431 | 6,344 | 188 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2019 | 11 | 431 | 6,344 | 188 | 0 | 0 | 0 | 11 | 0 | 0 | 0 | 11 |
| 2020 | 9 | 431 | 6,333 | 188 | 0 | 0 | 0 | 9 | 0 | 0 | 0 | 9 |
| 2021 | -25 | 431 | 6,324 | 188 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Tot.** | **8,764** | **431** | **6,324** | **188** | **0** | **226** | **591** | **5,831** | **510** | **250** | **226** | **7,408** |
| Disc | 7,331 | | | | | 214 | 503 | 4,731 | 440 | 229 | 214 | 6,117 |

| Year | Taxable Income $ | Federal: Tax Rate % | Income Tax $ | Provincial: Tax Rate % | Income Tax $ | ARTD & Investment Credits $ | Income Tax Payable $ | Net Cash Flow Before Income Tax: Annual $ | Cum. $ | 10.0% Dcf $ | Net Cash Flow After Income Tax: Annual $ | Cum. $ | 10.0% Dcf $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2010 | -113,000 | 18.0 | 0 | 10.0 | 0 | 0 | 0 | 758,795 | 758,795 | 743,877 | 758,795 | 758,795 | 743,877 |
| 2011 | 924,618 | 16.5 | 133,917 | 10.0 | 81,162 | 0 | 215,079 | 2,666,424 | 3,425,219 | 3,187,228 | 2,451,345 | 3,210,140 | 2,990,143 |
| 2012 | 578,207 | 15.0 | 86,731 | 10.0 | 57,821 | 0 | 144,552 | 1,886,792 | 5,312,011 | 4,758,995 | 1,742,240 | 4,952,380 | 4,441,492 |
| 2013 | 32,787 | 15.0 | 4,918 | 10.0 | 3,279 | 0 | 8,197 | 1,155,289 | 6,467,300 | 5,633,902 | 1,147,092 | 6,099,472 | 5,310,192 |
| 2014 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 825,791 | 7,293,090 | 6,202,425 | 825,791 | 6,925,263 | 5,878,716 |
| 2015 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 421,514 | 7,714,604 | 6,466,239 | 421,514 | 7,346,776 | 6,142,529 |
| 2016 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 222,482 | 7,937,086 | 6,592,826 | 222,482 | 7,569,259 | 6,269,116 |
| 2017 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 189,226 | 8,126,312 | 6,690,703 | 189,226 | 7,758,485 | 6,366,993 |
| 2018 | -42,080 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | -42,080 | 8,084,232 | 6,670,916 | -42,080 | 7,716,405 | 6,347,206 |
| 2019 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 11,241 | 8,095,473 | 6,675,721 | 11,241 | 7,727,646 | 6,352,011 |
| 2020 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 9,162 | 8,104,635 | 6,679,282 | 9,162 | 7,736,808 | 6,355,572 |
| 2021 | -25,049 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | -25,049 | 8,079,586 | 6,670,432 | -25,049 | 7,711,759 | 6,346,723 |
| **Tot.** | **1,355,484** | | **225,566** | | **142,261** | **0** | **367,827** | **8,079,586** | **8,079,586** | **6,670,432** | **7,711,759** | **7,711,759** | **6,346,723** |
| Disc | 1,214,347 | | 198,688 | | 125,022 | 0 | 323,710 | 6,670,432 | 6,670,432 | 6,670,432 | 6,346,723 | 6,346,723 | 6,346,723 |

## SUMMARY OF RESERVES

| Product | Units | Remaining Reserves at Aug 01, 2010: Working Interest | Roy/NPI Interest | Total Company | Net | Oil Equivalents: Oil Eq. Factor | Company Mboe | % of Total | Reserve Life Indic. (yr): Reserve Life | Life Index | Half Life |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Light/Med Oil | Mbbl | 298 | 0 | 299 | 254 | 1.000 | 299 | 91 | 11.4 | 3.5 | 2.6 |
| Heavy Oil | Mbbl | 28 | 0 | 28 | 24 | 1.000 | 28 | 9 | 6.4 | 2.8 | 2.3 |
| Total: Oil | Mbbl | 326 | 0 | 326 | 278 | 1.000 | 326 | 100 | 11.4 | 3.5 | 2.6 |
| Total: Oil Eq. | Mboe | 326 | 0 | 326 | 278 | 1.000 | 326 | 100 | 11.4 | 3.5 | 2.6 |

## PRODUCT REVENUE AND EXPENSES

| | | Average First Year Unit Values | | | | | | | Net Revenue After Royalties | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Product | Units | Base Price | Price Adjust. | Wellhead Price | Net Burdens | Operating Expenses | Other Expenses | Prod'n Revenue | Undisc M$ | % of Total | 10% Disc M$ | % of Total |
| Light/Med Oil | $/bbl | 83.26 | -4.17 | 79.09 | 18.47 | 26.21 | 0.00 | 34.42 | 22,114 | 94 | 17,275 | 94 |
| Heavy Oil | $/bbl | 83.26 | -30.12 | 53.15 | 11.38 | 31.57 | 0.00 | 10.19 | 1,323 | 6 | 1,082 | 6 |
| Total: Oil | $/bbl | 83.26 | -6.90 | 76.36 | 17.72 | 26.77 | 0.00 | 31.87 | 23,437 | 100 | 18,357 | 100 |
| Total: Oil Eq. | $/boe | 83.26 | -6.90 | 76.36 | 17.72 | 26.77 | 0.00 | 31.87 | 23,437 | 100 | 18,357 | 100 |

## REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

| Revenue Burdens (%) | | | | Net Present Value Before Income Tax | | | | | Net Present Value After Income Tax | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Disc. Rate | Prod'n Revenue | Operating Income | Capital Invest. | Cash Flow | | Operating Income | Capital Invest. | Cash Flow | |
| | Initial | Average | % | M$ | M$ | M$ | M$ | $/boe | M$ | M$ | M$ | $/boe |
| Crown Royalty | 22.6227 | 13.8101 | 0.0 | 9,055 | 8,764 | 684 | 8,080 | 24.76 | 8,396 | 684 | 7,712 | 23.64 |
| Non-crown Royalty | 0.6083 | 0.7978 | 5.0 | 8,171 | 7,978 | 672 | 7,306 | 22.39 | 7,634 | 672 | 6,962 | 21.34 |
| Mineral Tax | 0.0016 | 0.0029 | 8.0 | 7,724 | 7,576 | 665 | 6,911 | 21.18 | 7,244 | 665 | 6,579 | 20.16 |
| | | | 10.0 | 7,455 | 7,331 | 661 | 6,670 | 20.44 | 7,007 | 661 | 6,347 | 19.45 |
| | | | 12.0 | 7,207 | 7,103 | 656 | 6,447 | 19.76 | 6,787 | 656 | 6,131 | 18.79 |
| | | | 15.0 | 6,867 | 6,790 | 650 | 6,140 | 18.82 | 6,485 | 650 | 5,835 | 17.88 |
| | | | 20.0 | 6,375 | 6,332 | 640 | 5,692 | 17.44 | 6,043 | 640 | 5,403 | 16.56 |

Evaluator: Aasby, Terry L.
Run Date: September 10, 2010 13:37:33

Company: Cougar Oil and Gas Canada Inc.
Property: Corporate
Description: After Tax Analysis

Reserve Class: Probable
Development Class: Total
Pricing: GLJ (2010-07)
Effective Date: July 31, 2010

# Economic Forecast

## PRODUCTION FORECAST

| | | Light/Medium Oil Production | | | | Heavy Oil Production | | | | Total Oil Production | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Company Oil Wells | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl |
| 2010 | 2 | 53 | 8 | 7 | 79.11 | 7 | 1 | 1 | 53.14 | 60 | 9 | 7 | 76.22 |
| 2011 | 2 | 67 | 24 | 20 | 82.27 | 5 | 2 | 1 | 53.94 | 72 | 26 | 21 | 80.23 |
| 2012 | 2 | 50 | 18 | 15 | 85.43 | 4 | 1 | 1 | 54.03 | 54 | 20 | 16 | 83.31 |
| 2013 | 3 | 42 | 15 | 13 | 88.58 | 3 | 1 | 1 | 53.96 | 44 | 16 | 14 | 86.61 |
| 2014 | 4 | 35 | 13 | 11 | 91.74 | 2 | 1 | 1 | 56.22 | 37 | 13 | 12 | 90.04 |
| 2015 | 4 | 31 | 11 | 10 | 93.68 | 1 | 0 | 0 | 57.60 | 33 | 12 | 11 | 92.32 |
| 2016 | 6 | 23 | 8 | 8 | 95.65 | 3 | 1 | 1 | 59.02 | 26 | 10 | 9 | 91.31 |
| 2017 | 3 | 20 | 7 | 7 | 97.67 | 0 | 0 | 0 | 0.00 | 20 | 7 | 7 | 97.67 |
| 2018 | 3 | 18 | 7 | 6 | 99.72 | 0 | 0 | 0 | 0.00 | 18 | 7 | 6 | 99.72 |
| 2019 | 6 | 28 | 10 | 9 | 101.82 | 0 | 0 | 0 | 0.00 | 28 | 10 | 9 | 101.82 |
| 2020 | 5 | 22 | 8 | 7 | 103.94 | 0 | 0 | 0 | 0.00 | 22 | 8 | 7 | 103.94 |
| 2021 | 4 | 16 | 6 | 5 | 106.07 | 0 | 0 | 0 | 0.00 | 16 | 6 | 5 | 106.07 |
| Sub. | | | 137 | 118 | 91.29 | | 7 | 5 | 55.05 | | 144 | 124 | 89.43 |
| Rem. | | | 6 | 6 | 108.30 | | 0 | 0 | 0.00 | | 6 | 6 | 108.30 |
| **Tot.** | | | **143** | **124** | **92.03** | | **7** | **5** | **55.05** | | **151** | **129** | **90.22** |

| | Total Oil Equiv. Production | | | |
|---|---|---|---|---|
| Year | Company Daily boe/days | Company Yearly Mboe | Net Yearly Mboe | Price $/boe |
| 2010 | 60 | 9 | 7 | 76.22 |
| 2011 | 72 | 26 | 21 | 80.23 |
| 2012 | 54 | 20 | 16 | 83.31 |
| 2013 | 44 | 16 | 14 | 86.61 |
| 2014 | 37 | 13 | 12 | 90.04 |
| 2015 | 33 | 12 | 11 | 92.32 |
| 2016 | 26 | 10 | 9 | 91.31 |
| 2017 | 20 | 7 | 7 | 97.67 |
| 2018 | 18 | 7 | 6 | 99.72 |
| 2019 | 28 | 10 | 9 | 101.82 |
| 2020 | 22 | 8 | 7 | 103.94 |
| 2021 | 16 | 6 | 5 | 106.07 |
| Sub. | | 144 | 124 | 89.43 |
| Rem. | | 6 | 6 | 108.30 |
| **Tot.** | | **151** | **129** | **90.22** |

## REVENUE AND EXPENSE FORECAST

| | Revenue Before Burdens | | | | | | Royalty Burdens Pre-Processing | | Gas Processing Allowance | | Total Royalty After Process. | Net Revenue After Royalty | Operating Expenses | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Working Interest | | | | Royalty Interest | Company Interest | | | | | | | | | |
| Year | Oil M$ | Gas M$ | NGL+Sul M$ | Total M$ | Total M$ | Total M$ | Crown M$ | Other M$ | Crown M$ | Other M$ | M$ | M$ | Fixed M$ | Variable M$ | Total M$ |
| 2010 | 696 | 0 | 0 | 696 | 0 | 697 | 116 | 8 | 0 | 0 | 124 | 572 | 40 | 137 | 177 |
| 2011 | 2,114 | 0 | 0 | 2,114 | 0 | 2,115 | 366 | 22 | 0 | 0 | 388 | 1,726 | 140 | 357 | 497 |
| 2012 | 1,638 | 0 | 0 | 1,638 | 1 | 1,639 | 295 | 13 | 0 | 0 | 308 | 1,331 | 193 | 260 | 453 |
| 2013 | 1,404 | 0 | 0 | 1,404 | 1 | 1,405 | 191 | 17 | 0 | 0 | 208 | 1,197 | 290 | 205 | 496 |
| 2014 | 1,211 | 0 | 0 | 1,211 | 0 | 1,211 | 143 | 14 | 0 | 0 | 158 | 1,053 | 504 | 164 | 669 |
| 2015 | 1,099 | 0 | 0 | 1,099 | 0 | 1,099 | 118 | 4 | 0 | 0 | 122 | 978 | 422 | 132 | 554 |
| 2016 | 875 | 0 | 0 | 875 | 0 | 875 | 90 | 1 | 0 | 0 | 91 | 785 | 343 | 126 | 469 |
| 2017 | 727 | 0 | 0 | 727 | 0 | 727 | 76 | 1 | 0 | 0 | 77 | 649 | 416 | 81 | 497 |
| 2018 | 655 | 0 | 0 | 655 | 0 | 655 | 66 | 1 | 0 | 0 | 66 | 589 | 409 | 81 | 491 |
| 2019 | 1,037 | 0 | 0 | 1,037 | 0 | 1,037 | 100 | 1 | 0 | 0 | 101 | 936 | 660 | 121 | 780 |
| 2020 | 819 | 0 | 0 | 819 | 0 | 819 | 81 | 1 | 0 | 0 | 82 | 738 | 584 | 88 | 672 |
| 2021 | 636 | 0 | 0 | 636 | 0 | 636 | 64 | 2 | 0 | 0 | 65 | 571 | 504 | 66 | 570 |
| Sub. | 12,912 | 0 | 0 | 12,912 | 2 | 12,914 | 1,706 | 83 | 0 | 0 | 1,790 | 11,125 | 4,504 | 1,820 | 6,324 |
| Rem. | 677 | 0 | 0 | 677 | 0 | 677 | 57 | 14 | 0 | 0 | 71 | 606 | 502 | 64 | 566 |
| **Tot.** | **13,589** | **0** | **0** | **13,589** | **2** | **13,591** | **1,763** | **98** | **0** | **0** | **1,861** | **11,730** | **5,007** | **1,884** | **6,891** |
| Disc | 8,953 | 0 | 0 | 8,953 | 2 | 8,954 | 1,249 | 71 | 0 | 0 | 1,319 | 7,635 | 2,608 | 1,312 | 3,920 |

| Year | Mineral Tax M$ | Capital Tax M$ | NPI Burden M$ | Net Prod'n Revenue M$ | Other Income M$ | Aband. Costs M$ | Oper. Income M$ | Net Capital Investment: Dev. M$ | Plant M$ | Tang. M$ | Total M$ | Before Tax Cash Flow: Annual M$ | Cum. M$ | 10.0% Dcf M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2010 | 0 | 0 | 0 | 395 | 5 | 0 | 400 | 352 | 0 | 0 | 352 | 48 | 48 | 47 |
| 2011 | 0 | 0 | 0 | 1,229 | 15 | 0 | 1,245 | 0 | 0 | 0 | 0 | 1,245 | 1,293 | 1,188 |
| 2012 | 0 | 0 | 0 | 878 | 13 | -48 | 939 | 0 | 0 | 0 | 0 | 939 | 2,232 | 1,970 |
| 2013 | 0 | 0 | 0 | 702 | 11 | -18 | 731 | 0 | 0 | 0 | 0 | 731 | 2,962 | 2,523 |
| 2014 | 0 | 0 | 0 | 385 | 10 | 12 | 382 | 0 | 0 | 0 | 0 | 382 | 3,344 | 2,786 |
| 2015 | 0 | 0 | 0 | 424 | 9 | -62 | 495 | 0 | 0 | 0 | 0 | 495 | 3,839 | 3,096 |
| 2016 | 0 | 0 | 0 | 316 | 7 | 78 | 245 | 0 | 0 | 0 | 0 | 245 | 4,084 | 3,235 |
| 2017 | 0 | 0 | 0 | 152 | 6 | 0 | 158 | 0 | 0 | 0 | 0 | 158 | 4,242 | 3,317 |
| 2018 | 0 | 0 | 0 | 98 | 5 | -89 | 192 | 0 | 0 | 0 | 0 | 192 | 4,435 | 3,407 |
| 2019 | 0 | 0 | 0 | 155 | 10 | 51 | 115 | 0 | 0 | 0 | 0 | 115 | 4,549 | 3,457 |
| 2020 | 0 | 0 | 0 | 66 | 9 | 20 | 55 | 0 | 0 | 0 | 0 | 55 | 4,604 | 3,478 |
| 2021 | 0 | 0 | 0 | 1 | 7 | -5 | 12 | 0 | 0 | 0 | 0 | 12 | 4,616 | 3,482 |
| Sub. | 0 | 0 | 0 | 4,800 | 107 | -61 | 4,968 | 352 | 0 | 0 | 352 | 4,616 | 4,616 | 3,482 |
| Rem. | 0 | 0 | 0 | 39 | 6 | 129 | -84 | 0 | 0 | 0 | 0 | -84 | 4,532 | 3,456 |
| **Tot.** | **0** | **0** | **0** | **4,839** | **113** | **68** | **4,884** | **352** | **0** | **0** | **352** | **4,532** | **4,532** | **3,456** |
| Disc | 0 | 0 | 0 | 3,715 | 72 | -14 | 3,802 | 345 | 0 | 0 | 345 | 3,456 | 3,456 | 3,456 |

## AFTER TAX ANALYSIS

| Year | Oper. Income $ | Tax Pool Balances Incl. Current Year Additions: CCA $ | COGPE $ | CDE $ | CEE $ | Other $ | Depreciation & Writeoffs: CCA $ | COGPE $ | CDE $ | CEE $ | Other $ | Total $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2010 | 399,770 | 0 | 0 | 352,000 | 0 | 0 | 0 | 0 | 199,362 | 87,408 | 113,000 | 399,770 |
| 2011 | 1,244,916 | 0 | 0 | 152,638 | -87,408 | -113,000 | 0 | 0 | 45,791 | -87,408 | -113,000 | -154,617 |
| 2012 | 938,873 | 0 | 0 | 106,846 | 0 | 0 | 0 | 0 | 32,054 | 0 | 0 | 32,054 |
| 2013 | 730,725 | 0 | 0 | 74,793 | 0 | 0 | 0 | 0 | 22,438 | 0 | 0 | 22,438 |
| 2014 | 382,005 | 0 | 0 | 52,355 | 0 | 0 | 107,789 | 0 | 52,284 | 0 | 0 | 160,073 |
| 2015 | 495,065 | -107,789 | 0 | 71 | 0 | 0 | 80,842 | 296,227 | 56,409 | 0 | 0 | 433,478 |
| 2016 | 244,894 | -188,631 | -296,227 | -56,338 | 0 | 0 | 0 | 244,894 | 0 | 0 | 0 | 244,894 |
| 2017 | 157,869 | -188,631 | -541,121 | -56,338 | 0 | 0 | 0 | 157,869 | 0 | 0 | 0 | 157,869 |
| 2018 | 192,489 | -188,631 | -698,990 | -56,338 | 0 | 0 | 0 | 150,409 | 0 | 0 | 0 | 150,409 |
| 2019 | 114,879 | -188,631 | -849,400 | -56,338 | 0 | 0 | 0 | 114,879 | 0 | 0 | 0 | 114,879 |
| 2020 | 54,792 | -188,631 | -964,278 | -56,338 | 0 | 0 | 0 | 54,792 | 0 | 0 | 0 | 54,792 |
| 2021 | 12,169 | -188,631 | -1,019,070 | -56,338 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Sub. | 4,968,447 | -188,631 | -1,019,070 | -56,338 | 0 | -113,000 | 188,631 | 1,019,070 | 408,338 | 0 | 0 | 1,616,039 |
| Rem. | -83,969 | -188,631 | -1,019,070 | -56,338 | 0 | 0 | 0 | 8,623 | 0 | 0 | 0 | 8,623 |
| **Tot.** | **4,884,478** | **-188,631** | **-1,019,070** | **-56,338** | **0** | **-113,000** | **188,631** | **1,027,693** | **408,338** | **0** | **0** | **1,624,662** |
| Disc | 3,801,563 | | | | | -103,546 | 124,805 | 550,042 | 352,398 | 5,594 | 7,232 | 1,040,071 |

| Year | Taxable Income $ | Federal: Tax Rate % | Income Tax $ | Provincial: Tax Rate % | Income Tax $ | ARTD & Investment Credits $ | Income Tax Payable $ | Net Cash Flow Before Income Tax: Annual $ | Cum. $ | 10.0% Dcf $ | Net Cash Flow After Income Tax: Annual $ | Cum. $ | 10.0% Dcf $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2010 | 0 | 18.0 | 0 | 10.0 | 0 | 0 | 0 | 47,770 | 47,770 | 46,831 | 47,770 | 47,770 | 46,831 |
| 2011 | 1,399,533 | 16.5 | 230,923 | 10.0 | 139,953 | 0 | 370,876 | 1,244,916 | 1,292,686 | 1,187,598 | 874,040 | 921,810 | 847,749 |
| 2012 | 906,819 | 15.0 | 136,023 | 10.0 | 90,682 | 0 | 226,705 | 938,873 | 2,231,560 | 1,969,713 | 712,168 | 1,633,979 | 1,441,011 |
| 2013 | 708,287 | 15.0 | 106,243 | 10.0 | 70,829 | 0 | 177,072 | 730,725 | 2,962,284 | 2,523,096 | 553,653 | 2,187,632 | 1,860,296 |
| 2014 | 221,932 | 15.0 | 33,290 | 10.0 | 22,193 | 0 | 55,483 | 382,005 | 3,344,290 | 2,786,091 | 326,522 | 2,514,154 | 2,085,093 |
| 2015 | 61,587 | 15.0 | 9,238 | 10.0 | 6,159 | 0 | 15,397 | 495,065 | 3,839,354 | 3,095,938 | 479,668 | 2,993,822 | 2,385,304 |
| 2016 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 244,894 | 4,084,249 | 3,235,277 | 244,894 | 3,238,716 | 2,524,643 |
| 2017 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 157,869 | 4,242,118 | 3,316,935 | 157,869 | 3,396,585 | 2,606,301 |
| 2018 | 42,080 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 192,489 | 4,434,607 | 3,407,449 | 192,489 | 3,589,074 | 2,696,815 |
| 2019 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 114,879 | 4,549,486 | 3,456,557 | 114,879 | 3,703,953 | 2,745,923 |
| 2020 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 54,792 | 4,604,277 | 3,477,850 | 54,792 | 3,758,745 | 2,767,216 |
| 2021 | 12,169 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 12,169 | 4,616,447 | 3,482,149 | 12,169 | 3,770,914 | 2,771,515 |
| Sub. | 3,352,408 | | 515,717 | | 329,816 | 0 | 845,533 | 4,616,447 | 4,616,447 | 3,482,149 | 3,770,914 | 3,770,914 | 2,771,515 |
| Rem. | -92,592 | | 0 | | 0 | 0 | 0 | -83,969 | 4,532,478 | 3,456,483 | -83,969 | 3,686,945 | 2,745,849 |
| **Tot.** | **3,259,815** | | **515,717** | | **329,816** | **0** | **845,533** | **4,532,478** | **4,532,478** | **3,456,483** | **3,686,945** | **3,686,945** | **2,745,849** |
| Disc | 2,761,491 | | 434,075 | | 276,559 | 0 | 710,634 | 3,456,483 | 3,456,483 | 3,456,483 | 2,745,849 | 2,745,849 | 2,745,849 |

## SUMMARY OF RESERVES

| Product | Units | Remaining Reserves at Aug 01, 2010: Working Interest | Roy/NPI Interest | Total Company | Net | Oil Equivalents: Oil Eq. Factor | Company Mboe | % of Total | Reserve Life Indic. (yr): Reserve Life | Life Index | Half Life |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Light/Med Oil | Mbbl | 143 | 0 | 143 | 124 | 1.000 | 143 | 95 | 14.4 | 7.4 | 4.4 |
| Heavy Oil | Mbbl | 7 | 0 | 7 | 5 | 1.000 | 7 | 5 | 6.4 | 3.0 | 2.6 |
| Total: Oil | Mbbl | 151 | 0 | 151 | 129 | 1.000 | 151 | 100 | 14.4 | 6.9 | 4.3 |
| Total: Oil Eq. | Mboe | 151 | 0 | 151 | 129 | 1.000 | 151 | 100 | 14.4 | 6.9 | 4.3 |

## PRODUCT REVENUE AND EXPENSES

| Product | Units | Average First Year Unit Values: Base Price | Price Adjust. | Wellhead Price | Net Burdens | Operating Expenses | Other Expenses | Prod'n Revenue | Net Revenue After Royalties: Undisc M$ | % of Total | 10% Disc M$ | % of Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Light/Med Oil | $/bbl | 83.26 | -4.15 | 79.11 | 12.70 | 18.24 | 0.00 | 48.18 | 11,428 | 97 | 7,403 | 97 |
| Heavy Oil | $/bbl | 83.26 | -30.12 | 53.14 | 20.55 | 28.70 | 0.00 | 3.89 | 302 | 3 | 233 | 3 |
| Total: Oil | $/bbl | 83.26 | -7.04 | 76.22 | 13.57 | 19.41 | 0.00 | 43.24 | 11,730 | 100 | 7,635 | 100 |
| Total: Oil Eq. | $/boe | 83.26 | -7.04 | 76.22 | 13.57 | 19.41 | 0.00 | 43.24 | 11,730 | 100 | 7,635 | 100 |

## REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

| Revenue Burdens (%) | Initial | Average | Disc. Rate % | Net Present Value Before Income Tax: Prod'n Revenue M$ | Operating Income M$ | Capital Invest. M$ | Cash Flow M$ | Cash Flow $/boe | Net Present Value After Income Tax: Operating Income M$ | Capital Invest. M$ | Cash Flow M$ | Cash Flow $/boe |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Crown Royalty | 16.6895 | 12.9753 | 0.0 | 4,839 | 4,884 | 352 | 4,532 | 30.09 | 4,039 | 352 | 3,687 | 24.47 |
| Non-crown Royalty | 1.1168 | 0.7184 | 5.0 | 4,201 | 4,277 | 348 | 3,928 | 26.07 | 3,504 | 348 | 3,155 | 20.95 |
| Mineral Tax | 0.0000 | 0.0015 | 8.0 | 3,895 | 3,978 | 346 | 3,632 | 24.11 | 3,244 | 346 | 2,898 | 19.23 |
| | | | 10.0 | 3,715 | 3,802 | 345 | 3,456 | 22.94 | 3,091 | 345 | 2,746 | 18.23 |
| | | | 12.0 | 3,553 | 3,640 | 344 | 3,296 | 21.88 | 2,952 | 344 | 2,608 | 17.31 |
| | | | 15.0 | 3,336 | 3,423 | 342 | 3,081 | 20.45 | 2,766 | 342 | 2,424 | 16.09 |
| | | | 20.0 | 3,032 | 3,117 | 339 | 2,778 | 18.44 | 2,505 | 339 | 2,166 | 14.38 |

Evaluator: Aasby, Terry L.
Run Date: September 10, 2010 13:37:33

| | | | |
|---|---|---|---|
| Company: | Cougar Oil and Gas Canada Inc. | Reserve Class: | Proved Plus Probable |
| Property: | Corporate | Development Class: | Total |
| Description: | After Tax Analysis | Pricing: | GLJ (2010-07) |
| | | Effective Date: | July 31, 2010 |

# Economic Forecast

## PRODUCTION FORECAST

| | | Light/Medium Oil Production | | | | Heavy Oil Production | | | | Total Oil Production | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Company Oil Wells | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl | Company Daily bbl/days | Company Yearly Mbbl | Net Yearly Mbbl | Price $/bbl |
| 2010 | 20 | 284 | 43 | 34 | 79.10 | 34 | 5 | 4 | 53.15 | 318 | 48 | 38 | 76.34 |
| 2011 | 22 | 281 | 103 | 84 | 82.26 | 27 | 10 | 8 | 53.94 | 308 | 112 | 92 | 79.79 |
| 2012 | 22 | 209 | 76 | 65 | 85.41 | 19 | 7 | 6 | 54.03 | 228 | 83 | 70 | 82.74 |
| 2013 | 22 | 156 | 57 | 50 | 88.56 | 14 | 5 | 5 | 53.96 | 170 | 62 | 54 | 85.71 |
| 2014 | 20 | 118 | 43 | 38 | 91.72 | 10 | 4 | 3 | 56.22 | 128 | 47 | 42 | 88.92 |
| 2015 | 17 | 89 | 32 | 29 | 93.65 | 7 | 3 | 3 | 57.60 | 96 | 35 | 32 | 90.91 |
| 2016 | 15 | 65 | 24 | 21 | 95.61 | 4 | 2 | 2 | 59.02 | 69 | 25 | 23 | 93.26 |
| 2017 | 9 | 50 | 18 | 16 | 97.62 | 0 | 0 | 0 | 0.00 | 50 | 18 | 16 | 97.62 |
| 2018 | 9 | 38 | 14 | 13 | 99.66 | 0 | 0 | 0 | 0.00 | 38 | 14 | 13 | 99.66 |
| 2019 | 7 | 29 | 11 | 10 | 101.74 | 0 | 0 | 0 | 0.00 | 29 | 11 | 10 | 101.74 |
| 2020 | 6 | 23 | 8 | 7 | 103.84 | 0 | 0 | 0 | 0.00 | 23 | 8 | 7 | 103.84 |
| 2021 | 5 | 17 | 6 | 6 | 105.97 | 0 | 0 | 0 | 0.00 | 17 | 6 | 6 | 105.97 |
| Sub. | | | 436 | 372 | 88.26 | | 35 | 30 | 54.60 | | 471 | 402 | 85.75 |
| Rem. | | | 6 | 6 | 108.30 | | 0 | 0 | 0.00 | | 6 | 6 | 108.30 |
| **Tot.** | | | **442** | **378** | **88.54** | | **35** | **30** | **54.60** | | **477** | **407** | **86.04** |

| | Total Oil Equiv. Production | | | |
|---|---|---|---|---|
| Year | Company Daily boe/days | Company Yearly Mboe | Net Yearly Mboe | Price $/boe |
| 2010 | 318 | 48 | 38 | 76.34 |
| 2011 | 308 | 112 | 92 | 79.79 |
| 2012 | 228 | 83 | 70 | 82.74 |
| 2013 | 170 | 62 | 54 | 85.71 |
| 2014 | 128 | 47 | 42 | 88.92 |
| 2015 | 96 | 35 | 32 | 90.91 |
| 2016 | 69 | 25 | 23 | 93.26 |
| 2017 | 50 | 18 | 16 | 97.62 |
| 2018 | 38 | 14 | 13 | 99.66 |
| 2019 | 29 | 11 | 10 | 101.74 |
| 2020 | 23 | 8 | 7 | 103.84 |
| 2021 | 17 | 6 | 6 | 105.97 |
| Sub. | | 471 | 402 | 85.75 |
| Rem. | | 6 | 6 | 108.30 |
| **Tot.** | | **477** | **407** | **86.04** |

## REVENUE AND EXPENSE FORECAST

| | Revenue Before Burdens | | | | | | Royalty Burdens Pre-Processing | | Gas Processing Allowance | | Total Royalty After Process. | Net Revenue After Royalty | Operating Expenses | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Working Interest | | | | Royalty Interest Total | Company Interest Total | | | | | | | | | |
| Year | Oil M$ | Gas M$ | NGL+Sul M$ | Total M$ | M$ | M$ | Crown M$ | Other M$ | Crown M$ | Other M$ | M$ | M$ | Fixed M$ | Variable M$ | Total M$ |
| 2010 | 3,690 | 0 | 0 | 3,690 | 3 | 3,693 | 794 | 26 | 0 | 0 | 819 | 2,873 | 643 | 585 | 1,228 |
| 2011 | 8,960 | 0 | 0 | 8,960 | 5 | 8,964 | 1,535 | 88 | 0 | 0 | 1,623 | 7,341 | 2,024 | 1,333 | 3,357 |
| 2012 | 6,885 | 0 | 0 | 6,885 | 3 | 6,889 | 993 | 63 | 0 | 0 | 1,056 | 5,833 | 2,076 | 997 | 3,072 |
| 2013 | 5,318 | 0 | 0 | 5,318 | 1 | 5,318 | 638 | 45 | 0 | 0 | 683 | 4,635 | 1,995 | 750 | 2,745 |
| 2014 | 4,166 | 0 | 0 | 4,166 | 0 | 4,166 | 452 | 28 | 0 | 0 | 480 | 3,686 | 1,855 | 571 | 2,426 |
| 2015 | 3,196 | 0 | 0 | 3,196 | 0 | 3,196 | 316 | 13 | 0 | 0 | 330 | 2,867 | 1,500 | 424 | 1,924 |
| 2016 | 2,353 | 0 | 0 | 2,353 | 0 | 2,353 | 224 | 8 | 0 | 0 | 232 | 2,121 | 1,223 | 306 | 1,528 |
| 2017 | 1,777 | 0 | 0 | 1,777 | 0 | 1,777 | 168 | 7 | 0 | 0 | 176 | 1,601 | 1,049 | 201 | 1,250 |
| 2018 | 1,394 | 0 | 0 | 1,394 | 0 | 1,394 | 130 | 6 | 0 | 0 | 136 | 1,258 | 920 | 158 | 1,078 |
| 2019 | 1,080 | 0 | 0 | 1,080 | 0 | 1,080 | 100 | 6 | 0 | 0 | 106 | 973 | 684 | 122 | 806 |
| 2020 | 860 | 0 | 0 | 860 | 0 | 860 | 81 | 6 | 0 | 0 | 87 | 774 | 609 | 90 | 699 |
| 2021 | 669 | 0 | 0 | 669 | 0 | 669 | 64 | 6 | 0 | 0 | 69 | 600 | 525 | 68 | 593 |
| Sub. | 40,347 | 0 | 0 | 40,347 | 11 | 40,359 | 5,495 | 302 | 0 | 0 | 5,797 | 34,561 | 15,102 | 5,603 | 20,705 |
| Rem. | 677 | 0 | 0 | 677 | 0 | 677 | 57 | 14 | 0 | 0 | 71 | 606 | 502 | 64 | 566 |
| **Tot.** | **41,024** | **0** | **0** | **41,024** | **11** | **41,036** | **5,552** | **317** | **0** | **0** | **5,869** | **35,167** | **15,604** | **5,668** | **21,272** |
| Disc | 30,619 | 0 | 0 | 30,619 | 10 | 30,629 | 4,395 | 243 | 0 | 0 | 4,637 | 25,992 | 10,486 | 4,335 | 14,820 |

| | | | | | | | | Net Capital Investment | | | | Before Tax Cash Flow | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Mineral Tax M$ | Capital Tax M$ | NPI Burden M$ | Net Prod'n Revenue M$ | Other Income M$ | Aband. Costs M$ | Oper. Income M$ | Dev. M$ | Plant M$ | Tang. M$ | Total M$ | Annual M$ | Cum. M$ | 10.0% Def M$ |
| 2010 | 0 | 0 | 0 | 1,646 | 38 | 0 | 1,683 | 876 | 0 | 0 | 876 | 807 | 807 | 791 |
| 2011 | 0 | 0 | 0 | 3,984 | 87 | 0 | 4,071 | 160 | 0 | 0 | 160 | 3,911 | 4,718 | 4,375 |
| 2012 | 0 | 0 | 0 | 2,760 | 65 | 0 | 2,826 | 0 | 0 | 0 | 0 | 2,826 | 7,544 | 6,729 |
| 2013 | 0 | 0 | 0 | 1,890 | 49 | 53 | 1,886 | 0 | 0 | 0 | 0 | 1,886 | 9,430 | 8,157 |
| 2014 | 0 | 0 | 0 | 1,260 | 38 | 89 | 1,208 | 0 | 0 | 0 | 0 | 1,208 | 10,637 | 8,989 |
| 2015 | 0 | 0 | 0 | 943 | 29 | 55 | 917 | 0 | 0 | 0 | 0 | 917 | 11,554 | 9,562 |
| 2016 | 0 | 0 | 0 | 593 | 21 | 147 | 467 | 0 | 0 | 0 | 0 | 467 | 12,021 | 9,828 |
| 2017 | 0 | 0 | 0 | 351 | 17 | 21 | 347 | 0 | 0 | 0 | 0 | 347 | 12,368 | 10,008 |
| 2018 | 0 | 0 | 0 | 180 | 13 | 43 | 150 | 0 | 0 | 0 | 0 | 150 | 12,519 | 10,078 |
| 2019 | 0 | 0 | 0 | 167 | 10 | 51 | 126 | 0 | 0 | 0 | 0 | 126 | 12,645 | 10,132 |
| 2020 | 0 | 0 | 0 | 75 | 9 | 20 | 64 | 0 | 0 | 0 | 0 | 64 | 12,709 | 10,157 |
| 2021 | 0 | 0 | 0 | 7 | 7 | 26 | -13 | 0 | 0 | 0 | 0 | -13 | 12,696 | 10,153 |
| Sub. | 1 | 0 | 0 | 13,855 | 382 | 505 | 13,732 | 1,036 | 0 | 0 | 1,036 | 12,696 | 12,696 | 10,153 |
| Rem. | 0 | 0 | 0 | 39 | 6 | 129 | -84 | 0 | 0 | 0 | 0 | -84 | 12,612 | 10,127 |
| **Tot.** | **1** | **0** | **0** | **13,895** | **388** | **634** | **13,648** | **1,036** | **0** | **0** | **1,036** | **12,612** | **12,612** | **10,127** |
| Disc | 1 | 0 | 0 | 11,171 | 291 | 329 | 11,133 | 1,006 | 0 | 0 | 1,006 | 10,127 | 10,127 | 10,127 |

# AFTER TAX ANALYSIS

| | | Tax Pool BalancesIncl. Current Year Additions | | | | | Depreciation & Writeoffs | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Oper. Income M$ | CCA M$ | COGPE M$ | CDE M$ | CEE M$ | Other M$ | CCA M$ | COGPE M$ | CDE M$ | CEE M$ | Other M$ | Total M$ |
| 2010 | 1,683 | 1,022 | 12,155 | 890 | 250 | 113 | 0 | 1,216 | 267 | 87 | 226 | 1,796 |
| 2011 | 4,071 | 1,022 | 10,940 | 783 | 163 | 0 | 256 | 1,094 | 235 | 163 | 0 | 1,747 |
| 2012 | 2,826 | 767 | 9,846 | 548 | 0 | 0 | 192 | 985 | 164 | 0 | 0 | 1,341 |
| 2013 | 1,886 | 575 | 8,861 | 384 | 0 | 0 | 144 | 886 | 115 | 0 | 0 | 1,145 |
| 2014 | 1,208 | 431 | 7,975 | 269 | 0 | 0 | 108 | 797 | 81 | 0 | 0 | 986 |
| 2015 | 917 | 323 | 7,177 | 188 | 0 | 0 | 81 | 718 | 56 | 0 | 0 | 855 |
| 2016 | 467 | 243 | 6,460 | 132 | 0 | 0 | 0 | 467 | 0 | 0 | 0 | 467 |
| 2017 | 347 | 243 | 5,992 | 132 | 0 | 0 | 0 | 347 | 0 | 0 | 0 | 347 |
| 2018 | 150 | 243 | 5,645 | 132 | 0 | 0 | 0 | 150 | 0 | 0 | 0 | 150 |
| 2019 | 126 | 243 | 5,495 | 132 | 0 | 0 | 0 | 126 | 0 | 0 | 0 | 126 |
| 2020 | 64 | 243 | 5,369 | 132 | 0 | 0 | 0 | 64 | 0 | 0 | 0 | 64 |
| 2021 | -13 | 243 | 5,305 | 132 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Sub. | 13,732 | 243 | 5,305 | 132 | 0 | 113 | 779 | 6,850 | 919 | 250 | 226 | 9,024 |
| Rem. | -84 | 243 | 5,305 | 132 | 0 | 0 | 0 | 9 | 0 | 0 | 0 | 9 |
| **Tot.** | **13,648** | **243** | **5,305** | **132** | **0** | **113** | **779** | **6,859** | **919** | **250** | **226** | **9,033** |
| Disc | 11,133 | | | | | 111 | 627 | 5,281 | 792 | 235 | 222 | 7,157 |

| | | Federal | | Provincial | | | | Net Cash Flow Before Income Tax | | | Net Cash Flow After Income Tax | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Taxable Income M$ | Tax Rate % | Income Tax M$ | Tax Rate % | Income Tax M$ | ARTD & Investment Credits M$ | Income Tax Payable M$ | Annual M$ | Cum. M$ | 10.0% Def M$ | Annual M$ | Cum. M$ | 10.0% Def M$ |
| 2010 | -113 | 18.0 | 0 | 10.0 | 0 | 0 | 0 | 807 | 807 | 791 | 807 | 807 | 791 |
| 2011 | 2324 | 16.5 | 365 | 10.0 | 221 | 0 | 586 | 3,911 | 4,718 | 4,375 | 3,325 | 4,132 | 3,838 |
| 2012 | 1485 | 15.0 | 223 | 10.0 | 149 | 0 | 371 | 2,826 | 7,544 | 6,729 | 2,454 | 6,586 | 5,883 |
| 2013 | 741 | 15.0 | 111 | 10.0 | 74 | 0 | 185 | 1,886 | 9,430 | 8,157 | 1,701 | 8,287 | 7,170 |
| 2014 | 222 | 15.0 | 33 | 10.0 | 22 | 0 | 55 | 1,208 | 10,637 | 8,989 | 1,152 | 9,439 | 7,964 |
| 2015 | 62 | 15.0 | 9 | 10.0 | 6 | 0 | 15 | 917 | 11,554 | 9,562 | 901 | 10,341 | 8,528 |
| 2016 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 467 | 12,021 | 9,828 | 467 | 10,808 | 8,794 |
| 2017 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 347 | 12,368 | 10,008 | 347 | 11,155 | 8,973 |
| 2018 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 150 | 12,519 | 10,078 | 150 | 11,305 | 9,044 |
| 2019 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 126 | 12,645 | 10,132 | 126 | 11,432 | 9,098 |
| 2020 | 0 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | 64 | 12,709 | 10,157 | 64 | 11,496 | 9,123 |
| 2021 | -13 | 15.0 | 0 | 10.0 | 0 | 0 | 0 | -13 | 12,696 | 10,153 | -13 | 11,483 | 9,118 |
| Sub. | 4708 | | 741 | | 472 | 0 | 1,213 | 12,696 | 12,696 | 10,153 | 11,483 | 11,483 | 9,118 |
| Rem. | -93 | | 0 | | 0 | 0 | 0 | -84 | 12,612 | 10,127 | -84 | 11,399 | 9,093 |
| **Tot.** | **4615** | | **741** | | **472** | **0** | **1,213** | **12,612** | **12,612** | **10,127** | **11,399** | **11,399** | **9,093** |
| Disc | 3976 | | 633 | | 402 | 0 | 1,034 | 10,127 | 10,127 | 10,127 | 9,093 | 9,093 | 9,093 |

# SUMMARY OF RESERVES

| | | Remaining Reserves at Aug 01, 2010 | | | | Oil Equivalents | | | Reserve Life Indic. (yr) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Product | Units | Working Interest | Roy/NPI Interest | Total Company | Net | Oil Eq. Factor | Company Mboe | % of Total | Reserve Life | Life Index | Half Life |
| Light/Med Oil | Mbbl | 442 | 0 | 442 | 378 | 1.000 | 442 | 93 | 14.4 | 4.3 | 3.0 |
| Heavy Oil | Mbbl | 35 | 0 | 35 | 30 | 1.000 | 35 | 7 | 6.4 | 2.8 | 2.4 |
| Total: Oil | Mbbl | 477 | 0 | 477 | 407 | 1.000 | 477 | 100 | 14.4 | 4.1 | 2.9 |
| Total: Oil Eq. | Mboe | 477 | 0 | 477 | 407 | 1.000 | 477 | 100 | 14.4 | 4.1 | 2.9 |

## PRODUCT REVENUE AND EXPENSES

| Product | Units | Average First Year Unit Values: Base Price | Price Adjust. | Wellhead Price | Net Burdens | Operating Expenses | Other Expenses | Prod'n Revenue | Net Revenue After Royalties: Undisc M$ | % of Total | 10% Disc M$ | % of Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Light/Med Oil | $/bbl | 83.26 | -4.17 | 79.10 | 17.39 | 24.71 | 0.00 | 37.00 | 33,543 | 95 | 24,677 | 95 |
| Heavy Oil | $/bbl | 83.26 | -30.12 | 53.15 | 13.19 | 31.01 | 0.00 | 8.94 | 1,625 | 5 | 1,315 | 5 |
| Total: Oil | $/bbl | 83.26 | -6.93 | 76.34 | 16.94 | 25.38 | 0.00 | 34.02 | 35,167 | 100 | 25,992 | 100 |
| Total: Oil Eq. | $/boe | 83.26 | -6.93 | 76.34 | 16.94 | 25.38 | 0.00 | 34.02 | 35,167 | 100 | 25,992 | 100 |

## REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

| Revenue Burdens (%) | Initial | Average | Disc. Rate % | Before Income Tax: Prod'n Revenue M$ | Operating Income M$ | Capital Invest. M$ | Cash Flow M$ | Cash Flow $/boe | After Income Tax: Operating Income M$ | Capital Invest. M$ | Cash Flow M$ | Cash Flow $/boe |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Crown Royalty | 21.5030 | 13.5336 | 0.0 | 13,895 | 13,648 | 1,036 | 12,612 | 26.44 | 12,435 | 1,036 | 11,399 | 23.90 |
| Non-crown Royalty | 0.7042 | 0.7715 | 5.0 | 12,371 | 12,255 | 1,020 | 11,235 | 23.56 | 11,138 | 1,020 | 10,117 | 21.21 |
| Mineral Tax | 0.0013 | 0.0024 | 8.0 | 11,619 | 11,554 | 1,011 | 10,542 | 22.11 | 10,488 | 1,011 | 9,476 | 19.87 |
| | | | 10.0 | 11,171 | 11,133 | 1,006 | 10,127 | 21.23 | 10,098 | 1,006 | 9,093 | 19.07 |
| | | | 12.0 | 10,760 | 10,744 | 1,000 | 9,743 | 20.43 | 9,739 | 1,000 | 8,739 | 18.32 |
| | | | 15.0 | 10,203 | 10,213 | 992 | 9,221 | 19.33 | 9,251 | 992 | 8,259 | 17.32 |
| | | | 20.0 | 9,407 | 9,448 | 979 | 8,469 | 17.76 | 8,548 | 979 | 7,569 | 15.87 |

Evaluator: Aasby, Terry L.
Run Date: September 10, 2010 13:37:33

# APPENDIX I

## CERTIFICATES OF QUALIFICATION

Bruce E. Madu
Mirek Zaoral
Sarah C. Taylor

## CERTIFICATION OF QUALIFICATION

I, Bruce E. Madu, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cougar Oil and Gas Canada Inc. The effective date of this evaluation is July 31, 2010.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cougar Oil and Gas Canada Inc. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1984; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of twenty-five years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Cougar Oil and Gas Canada Inc., and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY

Bruce E. Madu, P. Eng.

# CERTIFICATION OF QUALIFICATION

I, Mirek Zaoral, Professional Geologist, 4100, 400 – 3rd Avenue S.W. Calgary, Alberta, Canada hereby certify:

1. That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cougar Oil and Gas Canada Inc. The effective date of this evaluation is July 31, 2010.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cougar Oil and Gas Canada Inc. or its affiliated companies.

3. That I attended the University of Calgary and that I graduated in 1977 with a Bachelor of Science Degree with honours in Geology; that I am a registered Professional Geologist in the Province of Alberta; and, that I have in excess of thirty-three years experience in geological studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Cougar Oil and Gas Canada Inc., and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY
Mirek Zaoral, P. Geol.

## CERTIFICATION OF QUALIFICATION

I, Sarah C. Taylor, Geologist In Training, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cougar Oil and Gas Canada Inc. The effective date of this evaluation is July 31, 2010.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cougar Oil and Gas Canada Inc. or its affiliated companies.

3. That I attended the University of Calgary where I graduated with a Bachelor of Science Degree in Geology in 2003; and, that I am a Geologist In Training; and, that I have in excess of seven years of experience in geological studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Cougar Oil and Gas Canada Inc., and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY

Sarah C. Taylor, G.I.T.